NOTICE OF MEETING

AND

MANAGEMENT PROXY CIRCULAR

WITH RESPECT TO

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 23, 2015

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the Change of Business described in this circular.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the Shareholders of Radius Gold Inc. (the “Company”) will be held at the Company’s office, 200 Burrard Street, Suite 650, Vancouver, British Columbia on Thursday, April 23, 2015, at the hour of 10:00 a.m. (local time), for the following purposes:

(a)

to receive the financial statements of the Company for the fiscal year ended December 31, 2013, together with the report of the auditors thereon;

(b)

to appoint auditors and to authorize the Directors to fix their remuneration;

(c)

to elect Directors;

(d)

to re-approve the Company’s Stock Option Plan;

(e)

to approve an ordinary resolution, the full text of which is provided in “Particulars of Matters to be Acted Upon – Change of Business” of the accompanying Management Proxy Circular (the “Circular”), approving a change of the Company’s business from a mining issuer engaged in mineral exploration to an investment issuer engaged in investing in, and lending to, privately held and publicly traded corporations; and

(f)

to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Circular.

DATED the 20th day of March, 2015.

BY ORDER OF THE BOARD

Simon Ridgway,

President and Chief Executive Officer

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

INFORMATION CONTAINED IN THIS CIRCULAR	i
FORWARD-LOOKING INFORMATION	i
CURRENCY	ii
GLOSSARY OF TERMS	iii
SUMMARY	1
PROXIES	3
Solicitation and Deposit of Proxies	3
Non-Registered Holders	3
Voting of Proxies	4
Revocation of Proxies	4
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	4
EXECUTIVE COMPENSATION	4
Compensation Discussion and Analysis	5
Summary Compensation Table	5
Option-Based and Share-Based Awards to NEOs	6
Compensation to Directors	7
Option-Based and Share-Based Awards to the Directors	7
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	8
AUDIT COMMITTEE	9
CORPORATE GOVERNANCE	9
Board of Directors	10
Directorships	10
Orientation and Continuing Education	10
Ethical Business Conduct	10
Nomination of Directors	10
Compensation Committee	10
Assessments	10
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	11
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	11
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	11
PARTICULARS OF MATTERS TO BE ACTED UPON	11
Appointment and Remuneration of Auditors	11
Election of Directors	11
Bankruptcy	13
Stock Option Plan	13
Change of Business	14
Other Matters	16
INFORMATION CONCERNING THE RESULTING ISSUER	16
Corporate Structure	16
General Development of the Business	17
Description of the Securities / Dividend Policy	21
Stock Option Plan / Options to Purchase Securities	21
Selected Financial Information / Management’s Discussion and Analysis	22
Available Funds and Principal Purposes	23
Prior Sales / Stock Exchange Price	23
Directors, Officers and Promoters	23
Executive Compensation Following the Change of Business	27
Securities Subject to Escrow or Resale Restrictions	27
Legal Proceedings	27
Auditor, Transfer Agent and Registrar	27
Material Contracts	27
Risk Factors	27
INTERESTS OF EXPERT	31
OTHER MATERIAL FACTS	31
ADDITIONAL INFORMATION	31
BOARD APPROVAL	31
CERTIFICATE OF RADIUS GOLD INC	32

APPENDIX “A” AUDIT COMMITTEE CHARTER	A-1
APPENDIX “B” INVESTMENT POLICY	B-1
APPENDIX “C” CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2012	C-1
APPENDIX “D” CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2013	D-1
APPENDIX “E” AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014	E-1
APPENDIX “F” MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013	F-1
APPENDIX “G” AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014	G-1

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Management Proxy Circular (the “Circular”) is given as at March 20, 2015, except where otherwise noted.

No person has been authorized to give any information or to make any representation in connection with the Change of Business (defined below) and other matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Company.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice and Shareholders are urged to consult their own professional advisors in connection therewith.

The proposed transactions set out herein have not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits thereof or upon the accuracy or adequacy of the information contained in this Circular, and any representation to the contrary is unlawful.

The description in this Circular of the Investment Policy (defined below) is a summary only.  Shareholders should refer to the full text of the proposed Investment Policy attached to this Circular as Appendix “B”.  The final Investment Policy will be posted on the Company’s website and filed on SEDAR prior to the completion of the Change of Business.

FORWARD-LOOKING INFORMATION

Certain statements herein, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable Canadian securities legislation which are based on expectations, estimates and projections as at the date of this Circular or the dates of the documents incorporated herein by reference, as applicable.  Such forward-looking statements or information include, but are not limited to, statements or information concerning: the timing for the implementation of the Change of Business (defined below); the completion of the Change of Business; the potential benefits of the Change of Business; statements relating to the business and future activities of the Company; the ability of the Company to continue to successfully compete in the market; requirements for additional capital and future financing; estimated uses of funds; planned activities and planned future acquisitions; and other events and conditions that may occur in the future.

Often, but not always, forward-looking statements or information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  With respect to forward-looking statements and information contained herein, numerous assumptions have been made, including among other things, the Company’s ability to satisfy the conditions required to complete the Change of Business, including obtaining the approval of the Change of Business by the Company’s shareholders and the TSXV (defined below).  Although management of the Company believes that the assumptions made and the expectations represented by such statement or information are reasonable, there can be no assurance that a forward-looking statement or information referenced herein will prove to be accurate.  Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement or information.  Such risks, uncertainties and other factors include the following, among others: the failure to satisfy the requirements to complete the Change of Business, including obtaining the necessary shareholder and regulatory approvals; the speculative nature of the Company’s operations; regulatory restrictions; and defective title to mineral claims or property, as well as those factors discussed under “Risk Factors” herein.

i

Readers should also refer to the Company’s most recent interim and annual Management Discussion and Analysis for additional information on risks and uncertainties relating to forward-looking statements and information.  Although the Company has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Also, many of the factors are beyond the control of the Company.  Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to reissue or update any forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law.  All forward-looking statements and information herein are qualified by this cautionary statement.

CURRENCY

All currency references herein are in Canadian dollars unless otherwise indicated.

ii

GLOSSARY OF TERMS

In this Circular and the Notice of Meeting, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.

“affiliate” means a corporation that is affiliated with another corporation because:

(a) one of them is the subsidiary of the other, or

(b) each of them is controlled by the same person.

For the purposes of the foregoing, a corporation is “controlled” by a person if:

(a) voting securities of that corporation are held, other than by way of security only, by or for the benefit of that person, and

(b) the voting securities, if voted, entitle the person to elect a majority of the directors of the corporation.

For the purposes of the foregoing, a person beneficially owns securities that are beneficially owned by:

(a) a corporation controlled by that person, or

(b) an affiliate of that Person or an affiliate of any corporation controlled by that person.

“arm’s length transaction” means, in respect of the Company, a transaction which is not carried out by or with a “related party” as that term is used in Policy 5.9 of the TSXV or a “non-arm’s length party” such as a promoter, officer, director, other insider or control person (a greater than 20% shareholder) of the Company and any associates or affiliates of any of such persons.

“BCBCA” means the Business Corporations Act (British Columbia), and the regulations thereunder, as now in effect and as they may be promulgated or amended from time to time.

“Board” means the Company’s board of directors.

“CEO” means Chief Executive Officer.

“CFO” means Chief Financial Officer.

“Change of Business” means a transaction or series of transactions which will redirect the Company’s resources and change the nature of its business from a Mining Issuer to an Investment Issuer through, for example, the acquisition of interests in other businesses which represent a material amount of the Company’s market value, assets or operations.

“Change of Business Resolution” means the ordinary resolution to be considered and, if deemed advisable, approved by Shareholders at the Meeting in respect of the Change of Business in the form set forth under “Particulars of Matters to be Acted Upon – Change of Business” in this Circular.

 “Circular” means this management proxy circular, including all schedules attached hereto.

“Common Shares” means the common shares without par value in the capital of the Company.

“Company” means Radius Gold Inc., a company existing under the BCBCA.

“Effective Date” means the date upon which the Change of Business becomes effective.

“Intermediaries” means brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Holders.

iii

“Investment Issuer” means a corporation, the shares of which are listed on the TSXV, engaged in the business of investing in the securities and assets of, or lending to, other corporations whether or not their shares are listed on the TSXV.

“Investment Policy” means the policy adopted by the Board in respect of the Resulting Issuer’s investments.

“Management” means the Company’s senior officers consisting of its CEO and CFO.

“Meeting” means the annual and special meeting of Shareholders to be held at 10:00 a.m. (Vancouver time) on Thursday, April 23, 2015 to consider, among other matters, the Change of Business, and any adjournment or postponement thereof.

“NI 52-110” means National Instrument 52-110 - Audit Committees of the Canadian securities administrators.

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators.

“NI 58-101” means National Instrument 58-101 - Disclosure of Corporate Governance Practices of the Canadian securities administrators.

“Non-Registered Holders” means shareholders who do not hold Common Shares in their own name, and instead hold their Common Shares through a broker, bank or other nominee.

“Notice of Meeting” means the notice to Shareholders calling the Meeting, which accompanies this Circular.

“Stock Option Plan” means the stock option plan of the Company.

“Record Date” means March 17, 2015, being the date set by the Company for determining Shareholders entitled to receive notice of and vote at the Meeting.

“Registered Holders” means holders of record of Common Shares.

“Resulting Issuer” means the Company following the Change of Business.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholders” means the Registered Holders and the Non-Registered Holders.

“TSXV” means the TSX Venture Exchange.

SUMMARY

The following is a summary of information relating to the Meeting, the Company and the Resulting Issuer (assuming completion of the Change of Business) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular.

The Meeting

The Meeting will be held on Thursday, April 23, 2015 at the Company’s office, 200 Burrard Street, Suite 650, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time).  The Record Date set by the Company for determining Shareholders entitled to receive notice of and vote at the Meeting is March 17, 2015.

The Meeting is both an annual and a special meeting.  At the Meeting the audited financial statements of the Company for the year ended December 31, 2013 will be presented to the Shareholders, and the Shareholders will be asked: (i) to appoint auditors and authorizing the directors to fix the auditors’ remuneration; (ii) to elect directors to hold office until the next annual meeting of the Company; and (iii) to re-approve the Stock Option Plan.

In addition, the Shareholders will be asked at the Meeting to consider and, if deemed advisable, pass the Change of Business Resolution approving the Change of Business of the Company.  See “Particulars of the Matters to be Acted Upon - Change of Business” for the full text of the Change of Business Resolution.  All resolutions to be passed at the Meeting require a simple majority of the vote of Shareholders voting in person or by proxy at the Meeting.

Change of Business / Stock Exchange Listing

The Company is currently a Tier 2 Mining Issuer pursuant to the policies of the TSXV.  The Management and Board believe that a more appropriate allocation of the Company’s working capital and management skills involves changing the Company to an Investment Issuer, and the Company has applied to the TSXV to become a Tier 1 Investment Issuer.  Following completion of the Change of Business, the Company will continue its existence as the Resulting Issuer and will be listed on the TSXV as an Investment Issuer.  See “Particulars of the Matters to be Acted Upon - Change of Business”.

The closing price of the Company’s Common Shares on the TSXV on January 6, 2015, the day before the announcement of the Change of Business, was $0.10, and on March 20, 2015 was $0.095.  The Common Shares trade under the symbol “RDU”.

Stock Exchange and Shareholder Approvals

The TSXV has conditionally accepted the Change of Business subject to the Company fulfilling all of the requirements of the TSXV’s conditional acceptance in connection with or upon completion of the Change of Business.

In order for the Change of Business to proceed, the Change of Business Resolution must be approved by an ordinary resolution passed by the Shareholders at the Meeting.  The officers and directors of the Company, holding in the aggregate approximately 8.3% of the issued and outstanding Common Shares of the Company, have indicated their support for the Change of Business.  See “Particulars of the Matters to be Acted Upon - Change of Business”.

Arm’s Length Transaction

The Change of Business is an arm’s length transaction.  None of the directors, officers or promoters of the Company, nor any of their respective associates and affiliates, has any interest in the Change of Business (other than as Shareholders) nor will they receive any consideration from the Company in connection therewith.

Available Funds and Principal Purposes

As at February 28, 2015, the estimated working capital of the Company was approximately $9,387,000.  Following completion of the Change of Business, the Resulting Issuer’s estimated consolidated working capital will be $9,187,000, which is intended to be used as follows:

1

Available for future investments in accordance with the Investment Policy (1)	$7,837,000
Estimated costs of the Change of Business	$50,000
Estimated general and administrative expenses for the next 18 months	$1,100,000
Unallocated working capital	$200,000
$9,187,000
Note:
(1)

This amount will be available to cover any expenditures to be made by the Company on its mineral properties and any other properties the Company may acquire in the future.  See “Information Concerning the Resulting Issuer - General Development of the Business - Mineral Properties” for a description of the Company’s current mineral property assets.

Risk Factors

Following the completion of the Change of Business, the Resulting Issuer’s business will involve investing in, and lending to, privately held and publicly traded corporations, while continuing to acquire and explore properties in the mineral resource sector.  In evaluating the Change of Business, you should carefully consider, in addition to the other information contained in this Circular, the risks and uncertainties described under “Information Concerning the Resulting Issuer - Risk Factors” herein before deciding to vote in favour of the Change of Business.  Some of the risk factors that will be faced by the Company or the Resulting Issuer, as the case may be, are:

•

The change of business is subject to Shareholder approval and the final approval of the TSXV.

•

Costs of the change of business.

•

No operating history as an investment issuer.

•

Risks of competition.

•

Risks of fluctuations in the value of the company and the common shares.

•

Risks related to due diligence investigations in connection with future investments.

•

Risks of investment in illiquid securities.

•

Loss of investment risk.

•

No guaranteed return risk.

•

Dividends.

•

Currency risk.

•

Commodity risk.

•

Foreign investment risks.

•

Risk of lack of diversification of investments.

•

Resource sector risks.

•

Exploration and development risks.

•

Ability to develop and operate key projects.

•

Reliance on permits and approvals from governmental authorities.

•

Environmental risks.

•

Economic and political factors.

•

Uninsurable risks.

•

Equity market risk.

•

Market disruption risks.

•

Private corporation risks.

•

Risk of dilution from possible future offerings.

•

Financing risks.

•

Stress in the global economy.

•

Dependence upon key management.

Sponsorship

The TSXV has granted the Company a waiver from the sponsorship requirements of the TSXV in respect of the Change of Business.

Recommendation of the Board

The Board has determined that the Change of Business is in the best interests of the Company. Accordingly, the Board recommends that Shareholders vote IN FAVOUR of the Change of Business Resolution.

2

PROXIES

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting and any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

Solicitation and Deposit of Proxies

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company.  The Company has arranged for Intermediaries to forward this Circular, form of proxy and other meeting documents (the “Meeting Materials”) to Non-Registered Holders of Common Shares held as of the Record Date by those Intermediaries and the Company may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The individuals named in the accompanying form of proxy (“Proxy”) are directors or officers of the Company.  A shareholder wishing to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the Proxy and striking out the printed names or by completing another form of proxy.  The Proxy will not be valid unless the completed, dated and signed form of proxy is received by Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Holders

Only Registered Holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting.  In many cases, however, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)

in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)

in the name of a clearing agency, such as The Canadian Depository for Securities Limited, of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Company will distribute the Meeting Materials to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders. The Company does not intend to pay Intermediaries to forward the Meeting Materials if the Non-Registered Holders have provided instructions to their Intermediary that they object to the Intermediary disclosing ownership information about the Non-Registered Holders.  In this case, such Non-Registered Holder will not receive the Meeting Materials if the Intermediary does not assume the cost of delivery.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will be sent a voting instruction form which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the voting instruction form.  In some cases, such Non-Registered Holders will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company as described under “Solicitation and Deposit of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.

3

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the voting instruction form or Proxy form is to be delivered.

Voting of Proxies

Common Shares represented by any properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder.  In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The Proxy, when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Proxy to vote in accordance with their best judgment on such matters or business.  As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may be come before the Meeting.

Revocation of Proxies

A Registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 200 Burrard Street, Suite 650, Vancouver, British Columbia, V6C 3L6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A Non-Registered Shareholder who wishes to revoke a Proxy or voting instruction form should carefully follow the instructions and directions on the Proxy or the voting instruction form, as applicable. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company had issued and outstanding 86,675,617 fully paid and non-assessable common shares, each share carrying the right to one vote. The Company has no other classes of voting securities.

Registered Holders of Common Shares as at the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

EXECUTIVE COMPENSATION

As at December 31, 2013, three individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6, “Statement of Executive Compensation”.  As required by Form 51-102F6, the following includes disclosure of the compensation paid or payable by the Company to its named executive officers, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), namely:

•

Simon Ridgway, the CEO since 2007, and the President from 2007 to December 2, 2011 and since December 13, 2012,

•

Ralph Rushton, the Vice-President, Corporate Development (and previously President) to January 1, 2014, and

•

Kevin Bales, the CFO since 2009,

(hereinafter together referred to as “NEOs”).

4

Compensation Discussion and Analysis

Compensation Philosophy

The Compensation Committee of the Board is responsible for ensuring that the Company has appropriate procedures for making recommendations to the Board with respect to the compensation of the Company’s executive officers and directors.  The Compensation Committee consists of Mario Szotlender, Bradford Cooke and William Katzin, each of whom is an independent director.  The Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices.  Messrs. Szotlender and Cooke have in the past served, or currently serve, on compensation committees of other public resource or mining companies.  The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

The general philosophy of the Company’s compensation strategy is to: (a) encourage management to achieve a high level of performance and results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interest of shareholders; (c) provide a compensation package that is commensurate with other mineral exploration companies in order to attract and retain highly qualified executives and directors; and (d) ensure that total compensation paid takes into account the Company’s overall financial position.

There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.  The Company has no policy with respect to Directors and NEOs purchasing financial instruments including prepared variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the directors and NEOs.  However, management is not aware of any Director or NEO having purchased such an instrument.

Elements of Compensation

The compensation to the Company’s NEOs for the fiscal year ended December 31, 2013 was comprised solely of salaries.  During the fiscal year ended December 31, 2012, the Company granted incentive stock options to its NEOs.  In establishing levels of cash compensation and the granting of stock options, the executive’s performance, level of expertise, and responsibilities are considered.

Incentive stock options are granted pursuant to the Company’s Stock Option Plan which is designed to encourage share ownership on the part of management, directors and employees.  The Compensation Committee and the Board believe that the Stock Option Plan aligns the interests of the Company’s personnel with shareholders by linking compensation to the longer term performance of the Company’s shares.  The granting of incentive stock options is a significant component of executive compensation as it allows the Company to reward each executive officer’s efforts to increase shareholder value without requiring the use of the Company’s cash reserves.

Stock options are generally granted at the time of the executive’s hiring or appointment and periodically thereafter.  Stock option grants are made on the basis of the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance. The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating management, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the Shareholders.

The recipients of incentive stock options and the terms of the stock options granted are determined from time to time by the Compensation Committee, who is responsible for administering the Company’s Stock Option Plan. The exercise price of the stock options granted is generally determined by the market price at the time of grant. For further information on the Stock Option Plan, please see “Particulars of Matters to be Acted Upon – Stock Option Plan” in this Circular.

Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the nine months ended September 30, 2014 and the fiscal years ended December 31, 2013, 2012, and 2011:

5

Name and Principal Position	Period Ended	Salary	Share- based Awards	Option- based Awards(1)	Non-Equity Annual Incentive Plan Compensation		Pension Value	All Other Compensation	Total Compensation
					Annual Incentive Plans	Long-term Incentive Plans

Simon Ridgway	9/30/14	$76,500(2)	Nil	Nil	Nil	Nil	Nil	Nil	$76,500
CEO & President	2013	$79,500(2)	Nil	Nil	Nil	Nil	Nil	Nil	$79,500
	2012	$69,000(2)	Nil	$51,262	Nil	Nil	Nil	$72,000(3)	$192,262
	2011	$60,000(2)	Nil	Nil	Nil	Nil	Nil	Nil	$60,000

Ralph Rushton (4)	9/30/14	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former VP &	2013	$95,047	Nil	Nil	Nil	Nil	Nil	Nil	$95,047
Former President	2012	$79,804	Nil	$17,087	Nil	Nil	Nil	Nil	$96,891
	2011	$40,404	Nil	Nil	Nil	Nil	Nil	Nil	$40,404

Kevin Bales	9/30/14	$19,392	Nil	Nil	Nil	Nil	Nil	Nil	$19,392
CFO	2013	$24,696	Nil	Nil	Nil	Nil	Nil	Nil	$24,696
	2012	$25,625	Nil	$23,922	Nil	Nil	Nil	Nil	$49,547
	2011	$30,737	Nil	Nil	Nil	Nil	Nil	Nil	$30,737

Notes :

(1)

Amounts represent the grant date fair value of the options vested at year end which was estimated using the Black-Scholes option pricing model with the following assumptions for the 2012 fiscal year:  risk-free interest rate of 1.80%, dividend yield of 0%, expected life of 10 years and a volatility factor of 89%.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of these stock options.

(2)

Paid to Mill Street Services Ltd., a private company owned by the Ridgway Family Trust, of which Simon Ridgway is the Trustee.

(3)

Paid to Mill Street Services Ltd. in recognition of Simon Ridgway’s services in negotiating and completing the Company’s sale of its Nicaragua properties in 2012.

(4)

Ceased as Vice-President, Corporate Development on January 1, 2014.

Option-Based and Share-Based Awards to NEOs

The following sets forth the details of incentive stock options to purchase common shares of the Company and share-based awards held by NEOs as at September 30, 2014:

6

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The-Money Options (1)	Value of Awards Vested During the Year	No. of Awards That Have Not Vested	Market Value of Awards That Have Not Vested

Simon Ridgway	200,000	$0.29	January 7, 2020	N/A	N/A	N/A	N/A	N/A
	220,000	$0.69	Sept. 23, 2020	N/A	N/A
	300,000	$0.20	Dec. 12, 2022	N/A	N/A
	720,000

Ralph Rushton	200,000	$0.29	January 7, 2020	N/A	N/A	N/A	N/A	N/A
	100,000	$0.69	Sept. 23, 2020	N/A	N/A
	100,000	$0.20	Dec. 12, 2022	N/A	N/A
	400,000

Kevin Bales	110,000	$0.29	January 7, 2020	N/A	N/A	N/A	N/A	N/A
	100,000	$0.69	Sept. 23, 2020	N/A	N/A
	140,000	$0.20	Dec. 12, 2022	N/A	N/A
	350,000

Note:

(1)

Calculated using the closing price of the Company’s shares on the TSX Venture Exchange (the “TSXV”) on September 30, 2014 of $0.09 less the exercise price of any in-the-money stock options.

Compensation to Directors

The following summarizes all compensation paid or payable to the Directors who were not NEOs of the Company during the fiscal year ended December 31, 2013 and the nine months ended September 30, 2014:

Name	Fees Earned	Share- based Awards	Option- based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total Compensation

Mario Szotlender	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Bradford Cooke	Nil	Nil	Nil	Nil	Nil	Nil	Nil
William Katzin	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note :

(1)

For corporate development services.

Option-Based and Share-Based Awards to the Directors

The following sets forth the details of incentive stock options to purchase common shares of the Company and share-based awards held by the Directors who were not NEOs of the Company as at September 30, 2014:

7

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The-Money Options (1)	No. of Shares or Units of Shares That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Vested

Mario Szotlender	125,000	$0.29	January 7, 2020	N/A	N/A	N/A	N/A
	100,000	$0.69	Sept. 23, 2020	N/A	N/A
	175,000	$0.20	Dec. 12, 2022	N/A	N/A
	400,000

Bradford Cooke	125,000	$0.29	January 7, 2020	N/A	N/A	N/A	N/A
	100,000	$0.69	Sept. 23, 2020	N/A	N/A
	100,000	$0.20	Dec. 12, 2022	N/A	N/A
	325,000

William Katzin	150,000	$0.81	July 26, 2021	N/A	N/A	N/A	N/A
	200,000	$0.20	Dec. 12, 2022	N/A	N/A
	350,000

Note:

(1)

Calculated using the closing price of the Company’s shares on the TSXV on September 30, 2014 of $0.09 less the exercise price of any in-the-money stock options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is its Stock Option Plan which was previously approved by the shareholders on December 10, 2013.  The Stock Option Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Stock Option Plan provides that the number of common shares of the Company issuable under the Stock Option Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding common shares.

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance as at December 31, 2013:

EQUITY COMPENSATION PLAN
Plan Category	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))

Equity Compensation Plan	4,915,000	$0.35	3,752,561
Approved by Shareholders

Equity Compensation Plans Not	Nil	N/A	N/A
Approved by Shareholders

Total:	4,915,000	$0.35	3,752,561

8

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 (“NI 52-110”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities.  The Charter is attached hereto as Schedule “A”.  As the Company is a “venture issuer” (as defined in NI 52-110), it is relying on the exemption provided to it in Section 6.1 of NI 52-110 with respect to audit committee reporting obligations.

The Audit Committee is comprised of William Katzin, Mario Szotlender and Bradford Cooke, all of whom are “independent” and “financially literate” within the meanings given to those terms in NI 52-110.  The education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member is as follows:

Audit Committee Member	Education and Experience
William Katzin

Mr. Katzin is a graduate of the University of Cape Town, South Africa with a Bachelor of Commerce and Law degree.  He is a member of the Institute of Chartered Accountants of British Columbia.  He has been a partner in private practice with a Vancouver firm of Chartered Accountants since 1986 and has experience working with resource and exploration companies.  He is an audit committee member of two other publicly-traded resource companies.

Mario Szotlender

Mr. Szotlender holds a degree in international relations and has successfully directed Latin American affairs for numerous private and public companies over the past 20 years.  He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, including Las Cristinas in the 1980’s.  Mr. Szotlender consults to several private exploration companies, and is a director and/or audit committee member of several other publicly-traded resource companies.

Bradford Cooke

Mr. Cooke is a professional geologist with over 30 years’ experience in the mining industry.  He has participated in the discovery of several mineral deposits, and has raised over $250 million in equity and joint venture financings for resource projects since 1988.  Mr. Cooke received his B.Sc. Geology (Honors) degree in 1976 and a M.Sc. Geology degree in 1984.  Mr. Cooke is the CEO of Canarc Resource Corp. and Endeavour Silver Corp., both of which are listed on the Toronto Stock Exchange, and is or has been an audit committee member of other publicly-traded resource companies.

During the Company’s most recently completed fiscal year, the Company’s auditors performed certain non-audit services.  All fees charged by the Company’s auditors during the last two fiscal years are as follows:

	2013	2012
Audit Fees	$84,700	$118,250
Audit-Related Fees (1)	Nil	$ 35,500
Tax Fees (tax return preparation)	$10,000	$ 8,500
All Other Fees (2)	Nil	$ 3,000
	$94,700	$165,250

Notes :

(1)

The Audit-Related Fees in 2012 were in connection with IFRS services.

(2)

All Other Fees in 2012 were in connection with the Company’s spin-out transaction with Rackla Metals Inc.

CORPORATE GOVERNANCE

The Board is of the view that the Company’s corporate governance practices are appropriate and effective for the Company, given its relatively small size and limited operations.  The Company’s method of corporate governance allows for the Company to operate efficiently, with appropriate checks and balances that control and monitor management and corporate functions without excessive administrative burden.

9

Board of Directors

The Board considers William Katzin, Mario Szotlender and Bradford Cooke to be “independent” according to the definition set out in NI 52-110.  Simon Ridgway is not independent as he is an executive officer of the Company.

The independent Directors believe that their majority on the Board, their knowledge of the Company’s business, and their independence are sufficient to facilitate the functioning of the Board independently of management.  The independent Directors have the discretion to meet in private in the absence of the other Directors whenever they believe it is appropriate to do so.

Directorships

The directors of the Company are also directors of one or more other reporting issuers. Please see “Information Concerning the Resulting Issuer – Directors, Officers and Promoters – Other Reporting Issuer Experience” in this Circular.

Orientation and Continuing Education

Management works to ensure that any new appointee to the Board of Directors receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy.  Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

Given the Company’s current stage of development and size of the Board, the Board is presently of the view that it functions effectively as a committee of the whole with respect to the nomination of directors.  The entire Board will assess potential nominees and take responsibility for selecting new directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the CEO of the Company.

Compensation Committee

The Company has established a Compensation Committee to assist the Board in discharging its oversight responsibilities relating to compensation, including the compensation of key senior management employees of the Company.  The members of the Compensation Committee are William Katzin, Mario Szotlender and Bradford Cooke, all of whom are independent directors.

The Compensation Committee’s mandate is to review and make recommendations to the Board with respect to the adequacy and form of compensation and benefits of executive officers and directors, and with respect to the Company’s Stock Option Plan and the granting of options thereunder.  To carry out its duties, the Compensation Committee may retain special legal, accounting, financial or other consultants to advise the Compensation Committee at the Company’s expense, and it has the sole authority to retain and terminate any executive compensation consulting firm and to approve any such firm’s fees and other retention terms.

Assessments

The Company has not determined formal means or methods to regularly assess the Board, its committees or the individual directors with respect to their effectiveness and contributions.  The Board periodically reviews its own performance and effectiveness as well as the charters of its committees.  Effectiveness is subjectively measured by comparing actual corporate results with stated objectives.  The contributions of an individual director are informally monitored by the other Board members, having in mind the business strengths of the individual and the purpose of originally nominating the individual to the Board.

10

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

In January 2014, Medgold Resources Corp. (“Medgold”) of 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6, a company with two common directors with the Company, granted to the Company the right for 18 months to select, based on the results of Medgold’s exploration work, one of Medgold’s Portugal properties in which the Company will be granted the option to acquire a 51% interest by spending $3.0 million in exploration and development of such property over a period of three years.  The Company also invested $500,000 in a private placement financing of the Company by purchasing 5.0 million units at $0.10 per unit.  Each unit consisted of one common share of Medgold and one warrant to acquire an additional Medgold share at $0.15 per share exercisable for two years.  This private placement was completed in February 2014.  In November 2014, the exercise price of 3.0 million of the warrants was reduced to $0.11 per share, and the Company exercised such warrants at a cost of $330,000.

Other than as disclosed above, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since January 1, 2013 which has materially affected or would materially affect the Company or its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting, as more particularly described as follows:

Appointment and Remuneration of Auditors

The management of the Company will recommend to the Meeting to appoint BDO Canada LLP, Chartered Accountants, as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.  Amisano Hanson were appointed auditors of the Company as of the Company’s amalgamation date of July 1, 2004.  In early 2008, BDO Canada LLP acquired Amisano Hanson and continued as the Company’s auditors.

Election of Directors

The Board of Directors presently consists of four directors and it is intended to elect four Directors at the Meeting.  The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director.  Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the BCBCA.

11

The following table sets out the names of the nominees for election as directors, where each is ordinarily resident, all offices of the Company now held by them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position and Residency (1)	Principal Occupation (1)	Period as a Director (since amalgamation of the Company)	No. of Common Shares (1)
Simon Ridgway (2) CEO, President & Director British Columbia, Canada	CEO of the Company and Chairman of Fortuna Silver Mines Inc. (mining).	July 1, 2004 to present	5,757,952
Mario Szotlender (2) (3) Director Venezuela	Independent Consultant; Director of several public mineral exploration or mining companies.	July 1, 2004 to present	1,518,781
Bradford Cooke (2) (3) Director British Columbia, Canada	CEO of Endeavour Silver Corp. (mining); Chairman of Canarc Resource Corp. (mineral exploration).	July 1, 2004 to present	150,000
William Katzin (2) (3) Director British Columbia, Canada	Chartered Accountant; Partner of Campbell Saunders & Co.	July 27, 2011 to present	Nil

Notes:

(1)

The information as to residency, principal occupation, and shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation Committee.

Corporate Cease Trade Orders

As at the date of this Circular, other than as set out below, none of the persons nominated as a director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Two of the proposed nominees for re-election as a director, Simon Ridgway and Mario Szotlender, are directors of a corporation that, in the past 10 years, had its registration under Section 12(g) of the Securities Exchange Act of 1934 revoked by the United States Securities and Exchange Commission (“SEC”) for failure to keep its filings with the SEC up-to-date.  Upon receipt of the SEC’s notice of proposed revocation, the corporation filed a settlement agreement with the SEC consenting to the revocation as the corporation was dormant at the time.  This corporation filed a registration statement with the SEC in January 2015 to re-register its common shares under Section 12(g) of the U.S. Exchange Act, which became effective in March 2015.  The effectiveness of such registration statement removes the prior restrictions on market participants trading the corporation’s shares in United States markets.

12

Bankruptcy

To the knowledge of the Company, as at the date of this Circular, none of the persons nominated as a director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company, as at the date of this Circular, none of the persons nominated as a director of the Company have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder making a decision about whether to vote for the proposed director.

Stock Option Plan

As the Company’s Stock Option Plan is a rolling stock option plan, the TSXV requires that the Stock Option Plan be approved annually by the shareholders at the Company’s annual general meeting.  The material terms of the Stock Option Plan are as follows:

1.

the Stock Option Plan reserves a rolling maximum of 10% of the issued capital of the Company at the time of granting of each option, with no vesting provisions other than the vesting restrictions required by the Exchange for options granted to investor relations consultants;

2.

no more than 5% of the issued capital may be reserved for issuance to any one individual in any 12 month period;

3.

no more than 2% of the issued capital may be reserved for issuance to any Consultant (as defined by the TSXV) or to an optionee providing investor relations services in any 12 month period;

4.

the minimum exercise price of an option cannot be less than the Market Price (as defined by the TSXV) of the Company’s shares;

5.

options will be granted for a period of up to ten years;

6.

options are non-assignable and non-transferable; and

7.

there are provisions for adjustment in the number of shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in the Company’s corporate structure or capitalization.

In order to re-approve the Company’s Stock Option Plan for the ensuing year, the Shareholders will be asked at the Meeting to pass an ordinary resolution in substantially the following form:

“BE IT HEREBY RESOLVED as an ordinary resolution of the Company that:

1.

the Stock Option Plan of the Company, with terms substantially as described in the information circular of the Company dated March 20, 2015, be and is hereby ratified, confirmed and approved,

2.

the directors of the Company are hereby authorized to make any changes to the Plan which may be required in order to obtain acceptance for filing by the Exchange without requiring further approval of the Shareholders; and

3.

any one director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

The Board believes the Stock Option Plan is fair and reasonable to the Shareholders and in the best interests of the Company.  Management of the Company recommends that Shareholders vote IN FAVOUR of the foregoing resolution to re-approve the Stock Option Plan.  Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote in favour of the foregoing resolution.

13

Change of Business

In light of the current state of the mineral exploration and mining sector and given the expertise and skill sets of the members of the Board of Directors and Management, the Management and Board of the Company believe that the ideal allocation of the Company’s working capital would be within the framework of a resources-focused investment company making investments in privately held and publicly traded corporations, while maintaining a limited number of mineral projects for direct exploration activities.  For those reasons, the Management and Board have proposed that the Company undergo a Change of Business from a Mining Issuer to an Investment Issuer in accordance with the rules and policies of the TSXV.

The Change of Business is an “arm’s length transaction” for the purposes of the TSXV and remains subject to TSXV approval.

Investment Policy

As required by the TSXV’s listing requirements for an Investment Issuer, the Company will adopt the Investment Policy to govern the Resulting Issuer’s investment activities.  The Investment Policy will provide, among other things, the investment objectives and strategy based on the fundamental principles set out below.  A complete copy of the proposed Investment Policy is attached to this Circular as Appendix “B”.  The final Investment Policy will be posted on the Company’s website and filed on SEDAR prior to the completion of the Change of Business.

Investment Objectives

The Resulting Issuer’s investment objectives are to seek:

a)

a high return on investment opportunities, primarily in the natural resources sector; and

b)

to preserve capital and limit downside risk while achieving a reasonable rate of return by focusing on opportunities with attractive risk to reward profiles.

The Resulting Issuer does not anticipate the declaration of dividends to Shareholders during its initial stages and plans to reinvest the profits of its investments to further the growth and development of the Resulting Issuer’s investment portfolio.

Investment Strategy

In light of the numerous investment opportunities across the entire natural resources sector, the Resulting Issuer aims to adopt a flexible approach to investment targets without placing unnecessary limits on potential returns on its investment.  This approach is demonstrated in the Resulting Issuer’s proposed investment strategy set out below.

Investment Sector:

Natural resources industry.  All commodities that can be classified as natural resources may be considered for investment purposes, including, but not limited to, minerals, metals, petroleum, forestry and industries that derive their value from natural resources, such as power generation, and technologies that are used in the natural resources sector such as drilling and surveillance.

Investment Types:	Equity, debt, royalties, income and commodity streams, derivatives and any other investment structures or instruments that could be acquired or created.

Commodities:

All commodities that comprise natural resources.  Such commodities may include, but are not limited to, precious metals, base metals, ferrous metals, nonferrous metals, industrial metals, non-industrial metals, agricultural minerals, industrial minerals, other minerals, oil, gas, water and forestry products.

14

Jurisdictions:

All countries are permissible depending on the risk assessment of the Board and Management at the time the investment is made and the risk-reward relationship associated with each investment in a particular jurisdiction.

Investment Size:	Unlimited, which may result in the Resulting Issuer holding a control position in a target corporation or possibly requiring future equity or debt financings to raise money for specific investments.

Investment Timeline:	Not limited.

Investment Targets:

Direct property investments either through outright purchase of a property or acquiring an option to earn an interest in a property, or through a derivative interest such as a royalty, stream or other derivative facility.

Investments in public or private corporations, partnership or other legal entities which own, or propose to own, natural resource assets or derivatives of natural resource assets.

Distressed situations where a change of management or other restructuring is required to realize the value of the asset.

Investment Review:	Will seek to maintain the ability to actively review and revisit all of investments on an ongoing basis.

Liquidity:	Will evaluate the liquidity of investments and seek to realize value from same in a prudent and orderly fashion.

Composition of Investment Portfolio

The nature and timing of the Resulting Issuer's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Resulting Issuer.

Subject to the availability of capital, the Resulting Issuer intends to create a diversified portfolio of investments.  The composition of its investment portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

Investments

The Company’s current investments consist of:

•

2,826,394 common shares of B2Gold Corp.;

•

1,007,406 common shares of Focus Ventures Ltd.;

•

8,000,000 common shares and warrants to purchase an additional 2,000,000 common shares of Medgold Resources Corp.;

•

9,866,375 common shares of Rackla Metals Inc.; and

•

$800,000 advance to Southern Silver Exploration Corp. (“Southern Silver”), convertible, subject to approval by the shareholders of Southern Silver, into a maximum of 16,000,000 common shares of Southern Silver, all of which are public companies.  Future investments by the Resulting Issuer will not be subject to TSXV approval unless it is a non-arm’s length transaction, involves the issuance of securities by the Resulting Issuer, or involves more than 50% of the Resulting Issuer’s working capital or management time.

In order to approve the Change of Business, the Shareholders will be asked at the Meeting to pass an ordinary resolution in substantially the following form:

15

“BE IT HEREBY RESOLVED as an ordinary resolution that:

1.

the change of business of the Company from a “Mining Issuer” to an “Investment Issuer”, as those terms are used in the policies of the TSX Venture Exchange (“TSXV”), as more particularly described in the Company’s information circular dated March 20, 2015, be and is hereby ratified, confirmed and approved;

2.

the Company’s investment strategy and policy may be amended from time to time in order to satisfy the requirements or requests of the TSXV without requiring further approval of the shareholders of the Company; and

3.

any one director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

The Board believes the Change of Business is in the best interests of the Company.  Management of the Company recommends that Shareholders vote IN FAVOUR of the foregoing resolution to approve the Change of Business.  Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote in favour of the foregoing resolution.

Other Matters

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote on any such matters in accordance with their best judgment of such matters.

INFORMATION CONCERNING THE RESULTING ISSUER

The following describes the current business of the Company and the proposed business of the Resulting Issuer after completion of the Change of Business, and should be read together with (i) the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2013, 2012 and 2011 (the “Annual Financial Statements”) attached as Appendix “C” and “D” to this Circular; (ii) the amended unaudited condensed interim consolidated financial statements of the Company for the nine months ended September 30, 2014 and 2013 (the “Interim Financial Statements”) attached as Appendix “E” to this Circular; (iii) the management’s discussion and analysis of the Company for the fiscal year ended December 31, 2013 (the “Annual MD&A”) attached as Appendix “F” to this Circular; and (iv) the amended management’s discussion and analysis for the nine months ended September 30, 2014 (the “Interim MD&A”) attached as Appendix “G” to this Circular; as well as other documents which are available under the Company’s profile on SEDAR at www.sedar.com.

Corporate Structure

Name and Incorporation

The Company was incorporated under the name “Radius Explorations Ltd.” on September 9, 1997 pursuant to the Company Act (British Columbia) by registration of its Memorandum and Articles.  On July 1, 2004, the Company and PilaGold Inc. amalgamated (the “Amalgamation”) under the BCBCA by registration of a Notice of Articles with the new name “Radius Gold Inc.”.  The Company’s authorized capital is, and on the Effective Date will continue to consist of, an unlimited number of Common Shares without par value.  The head office and the registered and records office of the Company is and will continue to be located at Suite 650 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6.

The Company is currently listed on the TSXV as a Tier 2 Mining Issuer, and upon completion of the Change of Business, the Resulting Issuer is expected to be listed as a Tier 1 Investment Issuer.  It is intended that the name of the Resulting Issuer will remain “Radius Gold Inc.”.

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Intercorporate Relationships

The Company currently has, and on the Effective Date the Resulting Issuer will continue to have, the following material subsidiaries, each of which is 100% owned directly or indirectly:

Radius Gold Inc.
[British Columbia]
Radius (Cayman) Inc.
[Cayman Islands]
(holding company)
Radius Gold (U.S.) Inc.
[Nevada]
(exploration company)
Geometales del Norte – Geonorte, S.A. de C.V.
[Mexico]
(exploration company)
Minerales Sierra Pacifico S.A.
[Guatemala]
(exploration company)

General Development of the Business

History

Since its incorporation as Radius Explorations Ltd. on September 9, 1997, the Company has been a natural resource property exploration company.  In 1997, it commenced activities by carrying out exploration work in the Yukon Territory, Canada.  In 1999, the Company changed its focus to Latin America and acquired property interests in Mexico and Guatemala.  In 2001, the Company decided to discontinue exploration work on its Mexico project.

In 2003, the Company commenced exploration in Nicaragua, and in 2004, the Company returned to Mexico to investigate several prospective properties.  In 2005, the Company conducted property investigations in various Latin American countries, and in 2006, acquired an interest in a property in Ecuador.  In 2007, the Company acquired options to purchase interests in several properties in Peru. In 2008, the Company signed joint venture agreements to develop the Tambor gold deposit in Guatemala, and to further explore a property in Peru.

In 2009, the Company optioned out its Nicaragua portfolio of properties and its Mexico property.  In 2009 and 2010, the Company acquired a significant land position in the Yukon Territory, Canada by staking and pursuant to option agreements.

In December 2011, the Company completed a spin-out transaction whereby the Company transferred all of its Yukon property assets, certain marketable securities, and $1.0 million in cash to a newly formed company called Rackla Metals Inc. in return for shares and warrants in that corporation.

In 2012, the Company sold its interest in the Tambor Project, Guatemala, and the majority of its Nicaragua properties.  The Tambor Project has recently commenced production and pursuant to an agreement with the project owner, the Company received in late January 2015 a one-time expense reimbursement of US$341,063 and will receive quarterly cash payments based on the amount of gold produced and the prevailing market price of gold.

In 2014, the Company acquired options to purchase interests in two mineral properties in Idaho, and advanced $800,000 to Southern Silver in order to fund Southern Silver’s final option payment to acquire the Cerro Las Minitas mineral claims in Mexico.  The Company has the right, subject to certain conditions, to convert the amount of the advance to shares in Southern Silver.  In 2015, the Company acquired an option to earn an interest in the Margarita Project, Mexico, and signed an agreement which is subject to TSXV approval to purchase a royalty on future phosphate production from the Bayovar 12 Project, Peru..

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Business Objectives

As described under “Particulars of Matters to be Acted Upon – Change of Business” and elsewhere in this Circular, the Management and Board of the Company is seeking to change its business activities from that of a mining issuer engaged in mineral exploration to that of a resources-focused investment company making investments in privately held and publicly traded corporations, while maintaining a limited number of mineral projects for direct exploration activities.  Future investments by the Resulting Issuer will not be subject to TSXV approval unless it is a non-arm’s length transaction, involves the issuance of securities by the Resulting Issuer, or involves more than 50% of the Resulting Issuer’s working capital or management time.

Mineral Properties

The following summary description of the mineral properties of the Company should be read in conjunction with, and is qualified in its entirety by, the Annual MD&A and Interim MD&A included in Appendix “F” and “G” to this Circular, respectively.  Upon completion of the Change of Business, the Resulting Issuer will continue to hold the same interests that the Company currently holds in the mineral properties described below.

The following property descriptions have been prepared by the Company and reviewed and approved by David Clark, M.Sc., P.Geo., the Chief Geologist of the Company and a Qualified Person under the terms of National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.

Peru  – Bayovar 12 Project Royalty

In early March 2015, the Company agreed, subject to TSX Venture Exchange approval, to purchase from Focus Ventures Ltd. (“Focus”) a production royalty, equivalent to a 2% net smelter return, on Focus’s 70% interest in future phosphate production from the Bayovar 12 project located in the Sechura district of northern Peru.  The purchase price for the royalty is US$1.0 million.  Focus will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  Should the Company decide at any time in the future to sell the royalty, Focus will retain a first right of refusal.  The Company and Focus have two common directors.

Mexico – Margarita Project

In early March 2015, the Company acquired an option to earn a 100% interest in the Margarita Silver Project located in the State of Chihuahua, Mexico.  The Project consists of two mining exploration licenses comprising a total of 125 hectares located approximately 115 km NW of the historic silver mining city of Parral, Chihuahua, in the Mexican Silver Belt, one of the most productive silver camps in the world.

Mineralization on the Project is hosted in a series of parallel, steeply-dipping, northwest-trending veins, the most important of which, the El Tren-Margarita vein, outcrops prominently as an oxidized ochre-coloured banded quartz-limonite vein.  It is exposed over a strike length of 1.7 km within the property boundaries, and is known to strike over 4 km onto adjacent ground.

The El Tren-Margarita vein is a classic banded epithermal quartz vein with an apparent thickness of between 1 and 5 metres.  Recent project due diligence work by the Company’s geologists included in-chip channel sampling continuously across a five metre in situ exposure of the vein.  The sampling assayed 640 ppm Ag over 5.0 metres and include the following results:

Sample #	Type	Length (m)	Ag (ppm)
rmag023	Chip channel	1.0	975
rmag024	Chip channel	1.0	564
rmag025	Chip channel	1.0	995
rmag026	Chip channel	1.0	242
rmag027	Chip channel	1.0	423

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There is evidence on the Margarita Project of near-continuous artisanal-scale surface and near-surface mining along the entire strike length of the vein, but there is no physical or recorded evidence of diamond drilling or other signs of modern exploration works.  The Company considers the exploration potential for a vein-hosted high grade silver deposit to be excellent. It is the intention of the Company to bring in a joint venture partner to explore the Margarita Property, and the Company may or may not finance the exploration work by making a private placement in such joint venture partner.

The Margarita Project is located in the boundary region of the Sierra Madre Occidental volcanic province and the Mesozoic Chihuahua sedimentary basin.  District geology is dominated by a thick sequence of Cenozoic felsic volcanic rocks divided into two units: the Lower and Upper Volcanic Groups.  This metallogenic province hosts world-class silver mining camps, including San Julian (Fresnillo plc.), Pitarilla (Silver Standard), Dolores (Pan American Silver), and many others.

The Project concessions are surrounded on all sides by the Los Gatos concession package of Sunshine Silver Mines.  The Los Gatos Property consists of a large land package, and includes a series of generally northwest trending veins similar to El Tren-Margarita.  Los Gatos hosts a project-wide indicated resource of 5.5 Mt at 186 ppm Ag for a total of 32.9 Moz and an inferred resource of 14.3 Mt at 116 ppm Ag for a total of 53.2 Moz Ag.

Cautionary Language:  The Los Gatos resource is quoted from: “(NI) 43-101 Technical Report: Mineral Resources of the Los Gatos Project, Chihuahua, Mexico. Tetra Tech Inc. December 21st, 2012.” Radius’s Qualified Person has not verified the information regarding the Los Gatos resource.  The information on the Los Gatos resource is given to provide the geological context for the Margarita Project, and it is not necessarily indicative of similar mineralization on the Margarita Project.

The Company has the option to acquire a 100% interest in the Margarita Project by making cash payments to the property owners, two private Mexico corporations, totalling US$3,000,000 over a period of five years following issuance of a drill permit for the Project.  If the option is exercised by the Company, the property owners will be entitled to a 0.5% NSR royalty.  The Company may re-purchase the royalty at any time for US$500,000.

Mexico – Cerro Las Minitas Property / Loan Transaction

The Cerro Las Minitas property is located about 70 kilometres to the northeast of the city of Durango in Durango State, Mexico, and is accessed easily by road.  The property comprises 19 concessions covering approximately 13,700 hectares, and lies within heart of the Faja de Plata (Belt of Silver) of north central Mexico. The belt is one of the most significant silver producing regions in the world.

Management of the Company, after reviewing the past three years’ historical drill results provided by Southern Silver, feels that this property has the potential to host a significant silver deposit.  In November 2014, the Company advanced $800,000 to Southern Silver in order to fund Southern Silver’s final option payment to acquire the Cerro Las Minitas mineral claims in Mexico. This secured loan granted the Company the exclusive right to conduct an in-depth review of the mineral claims and the exploration data, so that the Company could decide, by March 13, 2015, whether the Company wished to negotiate an agreement to acquire from Southern Silver either a direct or indirect interest in the Cerro Las Minitas claims.  Management of the Company has decided to not pursue acquiring such an interest, and has given notice to Southern Silver to convert $300,000 of the loan into common shares of Southern Silver.

Details of the loan facility are:

•

The loan is repayable on demand, provided that the Company shall not demand repayment for one year;

•

Interest is payable annually at 8% per annum. At the Company’s election, interest may be paid by the issuance of common shares of Southern Silver in accordance with the policies of the TSXV;

•

the Company shall have the right at any time during the term to convert such portion of the loan into common shares of Southern Silver to result in the Company’s holding no greater than 19.9% of the then issued and outstanding shares of Southern Silver. In the event of such conversion election, the balance of the loan shall remain due and payable for the remainder of the term, provided that, upon default of payment, the Company shall have the right to convert the balance of the loan into common shares of Southern Silver based at a price of $0.05 per share. If such conversion will result in a change of control of Southern Silver, Southern Silver shall convene a shareholders meeting for the purpose of approving such change of control; and

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•

Security for the loan shall consist of issuance of a convertible debenture by Southern Silver in favour of the Company supported by hypothecation of all shares in Southern Silver’s subsidiary which holds the mineral claims forming the Cerro Las Minitas property.

Idaho – Blue Hill Gold Property

In July 2014, the Company entered into an agreement whereby Otis Gold Corp. (“Otis”) has granted to the Company the right to acquire a 70% interest in the Blue Hill Property which consists of 36 federal lode mining claims located on federal land (comprising 295 hectares), and one Idaho State lease (comprising 33 hectares) in southeastern Idaho, 24 kilometres south of the town of Oakley and 4 kilometres north of the Utah border.

The Company has been granted the option to acquire a 70% interest in the property (subject to a 2.5% NSR royalty on a portion of the property). The option may be exercised by making cash payments to Otis totaling US$525,000 and incurring exploration expenditures on the property totaling US$5,000,000, over a period of four years.

In the fall 2014, the Company, completed five diamond drill holes totalling 1,308 metres.  The drill program was designed to test geophysical resistivity anomalies in the Paleozoic basement rocks to the historically known surface mineralization, which is hosted by Cenozoic-aged volcanic rocks.  The geophysical resistivity anomalies were interpreted as possibly representing subvertical structural zones that could correspond to feeder systems to the surface mineralization.  Drill holes BHC14-01, 02, and 03 were drilled through two separate resistivity anomalies, and did not encounter any structural feature, mineralization, or alteration zone related to a deep feeder system.  Drill holes BHC14-04 and 05 tested interpreted structural corridors for near-surface mineralization.

Although the near-surface mineralized intervals intercepted were consistent with historical drilling results in the same area, the drill program did not meet its primary objective of identifying feeder structures.  Post-mineral faulting may have offset the near-surface mineralization from its underlying feeders, or the hydrothermal plumbing system may not have passed through the Paleozoic strata where drill-tested.  More exploration work would be required to follow up on these results.  At this time the Company is considering its options for further exploration work on the property.

Mexico – Tlacolula Property

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca. An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”) and the option agreement was amended in December 2012 and in November 2014.  The 12,642 hectare property is located 14 kilometres east-southeast of the city of Oaxaca and 30 kilometres northeast of Fortuna’s 100%-owned San Jose silver-gold mine.

Pursuant to the option agreement as amended, Fortuna has the right until January 2017 to earn a 60% interest in the Tlacolula project by spending US$2 million on exploration, which includes a commitment to drill 1,500 metres within 12 months of issuance of a drill permit for the project.  To date, the Company has received US$200,000 in cash and 34,589 shares of Fortuna., and to complete the option payments, Fortuna must pay to the Company US$100,000 in cash and US$100,000 worth of shares in Fortuna within 90 days of completion of the 1,500 metre drill program.  Fortuna has not yet received a drill permit.

Guatemala – Tambor Project Royalty

In 2012, the Company sold its interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor gold project in Guatemala, to Kappes, Cassiday & Associates (“KCA”), giving KCA a 100% interest in the project.  In consideration therefor, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid in 2012 and the balance to be paid once KCA has commenced shipment of gold produced from the property).  Commercial production commenced in late 2014 and accordingly, in January 2015 KCA paid to the Company US$341,063.  KCA will commence making quarterly royal payments to the Company based on the then price of gold and the number of ounces produced from the property.

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Guatemala - Southeast Guatemala Ag-Au Epithermal Fields

As a result of continued uncertainty surrounding the granting of both exploration and exploitation concessions in Guatemala, and a general increase in the level of anti-mining activism in many parts of the country, the Company ceased its ongoing exploration activities in the country in the third quarter of 2013 though care and maintenance of the properties continue. Management will reassess the Company’s plans for this country on a regular basis and exploration activities may be ramped back up if the mining investment climate improves.

Nicaragua

In 2012, the Company sold its Trebol and Pavon properties to B2Gold Corp. (“B2Gold”) in consideration of 4,815,894 common shares of B2Gold with a fair value at that time of $16,662,993. In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces which may in the future be outlined at Trebol (on a 100% basis). Any future royalty payments from B2Gold will be recorded as revenue at such time they are virtually certain to be received.

Also in 2012, B2Gold and the Company entered into joint venture agreements on 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua. In 2013, an agreement was reached whereby the Company would sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% NSR royalty on each property, and B2Gold would have the right to purchase one-half of each royalty for US$1,000,000. The Company and B2Gold have since decided to relinquish the La Magnolia concession. Formal agreements were signed by the companies in October 2014, and the closing of the San Jose sale is anticipated to take place in the second quarter of 2015.

Description of the Securities / Dividend Policy

There will be no change to the existing share capital and dividend policy of the Company upon completion of the Change of Business.

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends.  The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings.  Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities.  There is no set dividend rate or dividend schedule for the Common Shares.  The Board of Directors will decide if and when dividends should be declared and paid.

The Common Shares are not subject to any future call or assessment and there are no provisions for exchange, conversion, exercise, redemption or retraction.

The payment of dividends on the Common Shares will be at the discretion of the Board and depends on the Company’s financial condition and the need to finance the Company’s business activities.  The Company has not paid any dividends since incorporation however there are no restrictions that could prevent the Company from paying dividends if the financial condition of the Company warranted such payment.

Stock Option Plan / Options to Purchase Securities

Upon completion of the Change of Business, the Stock Option Plan is expected to remain in effect.  At the Meeting, Shareholders will be asked to re-approve the Stock Option Plan.  See “Particulars of Matters to be Acted Upon – Stock Option Plan”.

The following table sets out the incentive stock options that are anticipated will be outstanding as at the Effective Date:

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Category of Optionee	Number of Options	Exercise Price	Market Value on Date of Grant (1)	Expiry Date
Officers of the Company (3 persons)
Simon Ridgway (President & CEO)	200,000 220,000 300,000 720,000	$0.29 $0.69 $0.20	$0.29 $0.69 $0.20	January 7, 2020 Sept. 23, 2020 Dec. 12, 2022
Kevin Bales (CFO)	110,000 100,000 140,000 350,000	$0.29 $0.69 $0.20	$0.29 $0.69 $0.20	January 7, 2020 Sept. 23, 2020 Dec. 12, 2022
Sally Whittall (Corporate Secretary)	70,000 100,000 150,000 320,000	$0.29 $0.69 $0.20	$0.29 $0.69 $0.20	January 7, 2020 Sept. 23, 2020 Dec. 12, 2022
Subtotal as a group:	1,390,000

Directors of the Company who are not Officers (3 persons)
Mario Szotlender	125,000 100,000 175,000 400,000	$0.29 $0.69 $0.20	$0.29 $0.69 $0.20	January 7, 2020 Sept. 23, 2020 Dec. 12, 2022
Bradford Cooke	125,000 100,000 100,000 325,000	$0.29 $0.69 $0.20	$0.29 $0.69 $0.20	January 7, 2020 Sept. 23, 2020 Dec. 12, 2022
William Katzin	150,000 200,000 350,000	$0.81 $0.20	$0.81 $0.20	July 26, 2021 Dec. 12, 2022
Subtotal as a group:	1,075,000

Employees of the Company (10 persons) Subtotal as a group:	435,000 100,000 745,000 1,280,000	$0.29 $0.36 $0.20	$0.29 $0.36 $0.20	January 7, 2020 May 5, 2010 Dec. 12, 2022

Consultants/Others of the Company (8 persons) Subtotal as a group:	505,000 200,000 375,000 1,030,000	$0.29 $0.69 $0.20	$0.29 $0.69 $0.20	January 7, 2020 Sept. 23, 2020 Dec. 12, 2022

Total	4,775,000

Note:

(1)

The market value on the date of grant is deemed to be the closing price of the Common Shares on the TSX-V on the respective dates of granting.

Selected Financial Information / Management’s Discussion and Analysis

The following table presents selected financial information for the Company for the periods indicated.  This table should be read in conjunction with the Annual Financial Statements and Interim Financial Statements, and the respective notes thereto, which are attached as Appendix “C”, “D” and “E” to this Circular, respectively.

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	As at and for the Nine Months ended September 30, 2014 ($)	As at and for the Year ended December 31, 2013 ($)	As at and for the Year ended December 31, 2012 ($)	As at and for the Year ended December 31, 2011 ($)
Exploration expenditures	(830,148)	(1,039,309)	(884,966)	(6,390,053)
Net income (loss) Total Basic & diluted per share	(364,740) (0.00)	(8,287,763) (0.10)	8,929,357 0.10	(2,633,302) (0.03)
Comprehensive Loss	(325,211)	(7,770,758)	9,026,489	(2,001,411)
Total assets	11,173,837	11,319,828	19,242,828	10,351,157
Total long-term liabilities	-	-	-	-
Cash dividends	-	-	-	-

The Annual MD&A and Interim MD&A are attached as Appendix “F” and “G” to this Circular, respectively.

Available Funds and Principal Purposes

As at February 28, 2015, the estimated consolidated working capital of the Company was approximately $9,387,000.  Following completion of the Change of Business, the Resulting Issuer’s estimated consolidated working capital will be $9,187,000, which is intended to be used as follows:

Principal Purpose	Amount
Estimated costs of the Change of Business	$50,000
Available for future investments in accordance with the Investment Policy (1)	$7,837,000
Estimated general and administrative expenses for 18 months	$1,100,000
Unallocated working capital	$200,000
$9,187,000

Note:
(1)

This amount will be available to cover any expenditures to be made by the Company on its mineral properties and any other properties the Company may acquire in the future.  See “Information Concerning the Resulting Issuer - General Development of the Business - Mineral Properties” for a description of the Company’s current mineral property assets.

Prior Sales / Stock Exchange Price

The Company has not issued any equity securities within the 12 months preceding the date of this Circular.  The closing price of the Company’s Common Shares on the TSXV on January 6, 2015, the day before the announcement of the Change of Business, was $0.10, and on March 20, 2015 was $0.095.  The Common Shares are listed and posted for trading on the TSXV under the trading symbol “RDU”.

Directors, Officers and Promoters

The following table provides details regarding the directors and officers of the Company.  There are not expected to be any no changes in the directors and officers of the Resulting Issuer as a result of the completion of the Change of Business.  Each director elected will hold office until the next annual general meeting of the Resulting Issuer or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Resulting Issuer, or with the provisions of the BCBCA.

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Name, Position and Municipality of Residence (1)	Principal Occupation for the Past Five Years (1)(2)	Period as a Director (since amalgamation of the Company)	Common Shares Beneficially Owned Directly or Indirectly, or Over Which Control or Direction is Exercised (1)
Simon Ridgway CEO, President & Director Pemberton, BC	CEO of the Company and Chairman of Fortuna Silver Mines Inc. (mining), over five years.	July 1, 2004 to present	5,757,952 (6.64%)
Mario Szotlender (3) (3) Director Caracas, Venezuela	Independent Consultant; Director of several public mineral exploration or mining companies, over five years.	July 1, 2004 to present	1,518,781 (1.75%)
Bradford Cooke (3) (4) Director North Vancouver, BC	CEO of Endeavour Silver Corp. (mining), over five years; Chairman of Canarc Resource Corp. (mineral exploration), over five years; CEO of Canarc Resources Corp, January 1987 to January 2014.	July 1, 2004 to present	150,000 (0.17%)
William Katzin (3) (4) Director West Vancouver, BC	Chartered Accountant; Partner of Campbell Saunders & Co., over five years.	July 27, 2011 to present	Nil
Kevin Bales CFO Delta, BC	Chief Financial Officer of the Company, Focus Ventures Ltd. and Medgold Resources Corp. (mineral exploration companies), over five years.	N/A	Nil
Sally Whittall Corporate Secretary Maple Ridge, BC	Corporate Secretary of the Company, Focus Ventures Ltd., Fortuna Silver Mines Inc. and Medgold Resources Corp., (mineral exploration or mining companies), over five years.	N/A	5,757 (0.01%)

Notes:

(1)

The information as to residency, principal occupation, and Common Shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective individuals.

(2)

To the knowledge of the respective individual, all of the named companies are still in business.

(3)

Member of the Audit Committee.

(4)

Member of the Compensation Committee.

As of the Effective Date, it is expected that the directors and officers of the Resulting Issuer as a group will beneficially own, directly or indirectly, or exercise control or direction over 7,432,491 (8.6%) of the Common Shares.

The Company does not currently have, nor is the Resulting Issuer expected to have as of the Effective Date, a promoter.

Director and Officer Biographies

Simon Ridgway, Age 66 – Director, President & Chief Executive Officer

Mr. Ridgway is a successful prospector and mining financier, gaining his initial experience with grass roots mineral exploration.  Starting out as a prospector in the Yukon Territory in the 1970’s, Mr. Ridgway and the teams under his guidance have discovered gold deposits in Honduras, Guatemala and Nicaragua and silver deposits in Mexico. Mr. Ridgway is a founder and the Chairman of Fortuna Silver Mines Inc., and CEO of Focus Ventures Ltd., Medgold Resources Corp. and Rackla Metals Inc., all publicly-traded resource companies.

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Mr. Ridgway is paid for his services by way of a private company which employs him.  He will devote approximately 30% of his working time to the affairs of the Company.  Mr. Ridgway has not entered into a non-competition / non-disclosure agreement with the Company and does not intend to do so with the Resulting Issuer upon completion of the Change of Business.

Mario Szotlender, Age 53 - Director

Mr. Szotlender holds a degree in international relations and is fluent in several languages.  He has successfully directed Latin American affairs for numerous private and public companies over the past 25 years, specializing in developing new business opportunities and establishing relations within the investment community.  He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980’s.  Mr. Szotlender is also a Director of Atico Mining Corporation, Endeavour Silver Corp., Focus Ventures Ltd., Fortuna Silver Mines Inc., Magellan Minerals Ltd. and Revelo Resources Corp., all publicly-traded resource companies.  He also consults to other public companies, and to several private exploration companies.

Mr. Szotlender will devote approximately 5% of his working time to the affairs of the Resulting Issuer. Mr. Szotlender has not entered into a non-competition / non-disclosure agreement with the Company and does not intend to do so with the Resulting Issuer upon completion of the Change of Business.

Bradford Cooke, Age 60 - Director

Bradford Cooke, P. Geo., is a professional geologist with 35 years’ experience in the mining industry, specializing in the financing, acquisition, exploration and development in mineral deposits.  Mr. Cooke received his B.Sc. Geology (Honors) degree in 1976 and a M.Sc. Geology degree in 1984.  He has participated in the discovery of several mineral deposits, including uranium in Labrador, gold and tungsten in B.C., gold in Suriname and silver in Mexico, and has raised over CAD$350 million in equity and joint venture financings for resource projects since 1988.  From 1976 to 1987, he worked as a project geologist for Noranda Mines, Shell Minerals, Chevron Minerals and as a geological consultant to junior mining companies.  Mr. Cooke is founder and Chairman of Canarc Resource Corp. and founder and CEO of Endeavour Silver Corp., both publicly-traded resource companies.

Mr. Cooke will devote approximately 5% of his working time to the affairs of the Resulting Issuer.  Mr. Cooke has not entered into a non-competition / non-disclosure agreement with the Company and does not intend to do so with the Resulting Issuer upon completion of the Change of Business.

William Katzin, Age 60 - Director

Mr. Katzin is a graduate of the University of Cape Town, South Africa with a Bachelor of Commerce and Law degree.  He is a member of the Institute of Chartered Accountants of British Columbia.  He has been a partner in private practice with a Vancouver firm of Chartered Accountants since 1986 and has experience working with resource and exploration companies.  Mr. Katzin is also a director of Cordoba Minerals Corp. and Rackla Metals Inc., both publicly-traded resource companies.

Mr. Katzin will devote approximately 5% of his working time to the affairs of the Resulting Issuer.  Mr. Katzin has not entered into a non-competition / non-disclosure agreement with the Company and does not intend to do so with the Resulting Issuer upon completion of the Change of Business.

Kevin Bales, age 48, Chief Financial Officer

Mr. Bales has 20 years of financial reporting experience in the mining and information technology industries, and holds a Bachelor of Management degree with a major in accounting from the University of Lethbridge.  He is also Chief Financial Officer of Focus Ventures Ltd., Medgold Resources Corp., Rackla Metals Inc. and Western Pacific Resources Corp., all publicly-traded resource companies.

Mr. Bales is paid for his services by way of a cost-sharing arrangement with a private management company which employs him.  He will devote approximately 30% of his working time to the affairs of the Resulting Issuer.  Mr. Bales has not entered into a non-competition / non-disclosure agreement with the Company and does not intend to do so with the Resulting Issuer upon completion of the Change of Business.

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Sally Whittall, Age 55 – Corporate Secretary

Ms. Whittall was a corporate securities legal assistant in a major Vancouver law firm for six years prior to joining the Gold Group companies in 1994.  She has completed the Canadian Securities Course of the Canadian Securities Institute.  Ms. Whittall is also the Corporate Secretary of Focus Ventures Ltd., Fortuna Silver Mines Inc., Medgold Resources Corp. and Rackla Metals Inc., all publicly-traded resource companies.

Ms. Whittall is paid for her services by way of a cost-sharing arrangement with a private management company which employs her.  She will devote approximately 15% of her working time to the affairs of the Resulting Issuer.  Ms. Whittall has not entered into a non-competition / non-disclosure agreement with the Company and does not intend to do so with the Resulting Issuer upon completion of the Change of Business.

Conflicts of Interest

The Company’s directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter.  To the best of the Company’s knowledge, and other than as disclosed in the following paragraph, there are no known existing or potential material conflicts of interest among the Company and its directors, officers or other members of management as a result of their outside business interests.

Certain of the directors and officers currently serve as directors and officers of other private and public companies (including resource exploration companies).  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations (including resource exploration properties), and situations may arise where these directors and officers may be serving another corporation with interests that are in direct competition with the Company.  In the event of any conflicts of interest, such conflicts must be disclosed to the Company and dealt with in accordance with the provisions of the BCBCA.

Other Reporting Issuer Experience

The following table sets out the directors and officers of the Company who are, or have been within the last five years, a director, officer or promoter of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	Period Served
Simon Ridgway	Niogold Mining Corporation (BC) Focus Ventures Ltd. (BC) Fortuna Silver Mines Inc. (BC) Rackla Metals Inc. (BC) Medgold Resources Corp. (BC)	TSXV TSXV NYSE; TSX TSXV TSXV	Director Director Chairman & CEO Chairman Director, President & CEO Director ,Chairman & CEO	November 2010 to April 2011 June 2013 to October 2014 November 1996 to present October 2009 to present January 2005 to present March 2006 to present October 2011 to present October 2008 to present
Mario Szotlender	Endeavour Silver Corp. (BC) Atico Mining Corporation Focus Ventures Ltd. (BC) Fortuna Silver Mines Inc. (BC) Magellan Minerals Ltd. (BC) Revelo Resources Corp. (BC)	TSX; NYSE TSXV TSXV TSX; NYSE TSXV TSXV	Director Director Director Director Director Director	July 2002 to present March 2011 to present May 1995 to present June 2008 to present October 2007 to present September 2008 to present
Bradford Cooke	Endeavour Silver Corp. (BC) Canarc Resource Corp. (BC) Caza Gold Corp.	TSX; NYSE TSXV TSXV	Chairman Director & CEO Director & Chairman President CEO President & CEO Director & Chairman	July 2002 to May 2012 July 2002 to present January 1987 to present January 1987 to December 2005 January 1987 to January 2014 November 2007 to January 2010 November 2007 to December 2013
William Katzin	Rackla Metals Inc. (BC) Cordoba Minerals Corp. (BC)	TSXV TSXV	Director Director	October 2011 to present March 2014 to present

26

Kevin Bales	Iron Creek Capital Corp. (BC) Focus Ventures Ltd. (BC) Western Pacific Resources Corp. (BC) Medgold Resources Corp. (BC) Rackla Metals Inc. (BC)	TSXV TSXV TSXV TSXV TSXV	CFO CFO CFO CFO CFO	May 2009 to February 2013 December 2008 to present October 2009 August 2012 August 2013 to present March 2009 to present October 2011 to present
Sally Whittall

Iron Creek Capital Corp. (BC)
Fortuna Silver Mines Inc. (BC)
Focus Ventures Ltd. (BC)
Medgold Resources Corp. (BC)
Western Pacific Resources Corp. (BC)
Cordoba Minerals Corp. (BC)
Rackla Metals Inc. (BC)

		TSXV TSX; NYSE TSXV TSXV TSXV TSXV TSXV	Corporate Secretary Corporate Secretary Corporate Secretary Corporate Secretary Corporate Secretary Corporate Secretary Corporate Secretary	April 2008 to February 2013 January 2005 to present November 1996 to present March 2009 to present September 2010 to October 2014 March 2010 to September 2014 October 2011 to present

Executive Compensation Following the Change of Business

No changes in the salaries of the CEO and CFO of the Company are intended to be implemented upon completion of the Change of Business.

Securities Subject to Escrow or Resale Restrictions

The directors and officers of the Company have entered into a pooling agreement whereby they have agreed to not sell, transfer, assign, mortgage or otherwise deal with their Common Shares, subject to certain limited exceptions, until the Change of Business has been completed.

The Company has received a waiver of the TSXV’s escrow requirements.  Accordingly, other than as described above, no securities of the Company are presently, nor will be on the Effective Date, subject to escrow restrictions or other restrictions on resale.

Legal Proceedings

The Company is not aware of any material legal proceedings to which the Company is a party or to which any of its property is subject, nor is the Company aware that any such proceedings are contemplated.

Auditor, Transfer Agent and Registrar

BDO Canada LLP, Chartered Accountants, of 925 West Georgia Street, Suite 600, Vancouver, BC V6C 3L2, is the auditor of the Company, and upon completion of the Change of Business, will continue to be the auditor of the Resulting Issuer.

Computershare Trust Company at its office in the City of Vancouver, British Columbia, is, and upon completion of the Change of Business, will continue to be the transfer agent and registrar for the Common Shares.

Material Contracts

The Company is not a party to any material contracts which have not been entered into in the ordinary course of business.

Risk Factors

The Company’s proposed new business as an Investment Issuer will be subject to a number of significant risk factors, and an investment in the Resulting Issuer will involve a high degree of risk. Investors should carefully consider each of such risks and all of the information in this Circular before investing in the Resulting Issuer. The success of the Resulting Issuer will depend entirely on the expertise, ability, judgment, discretion, integrity and good faith of its management.  The risks consist of:

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Risks Related to the Change of Business

The Change of Business is subject to a number of conditions precedent - The Change of Business remains subject to a number of conditions precedent, including approval of the TSX-V and the Shareholders. There is no assurance that the Change of Business will receive TSXV, Shareholder or all other applicable regulatory approvals, or that the Change of Business will be completed.

Costs of the Change of Business - There are certain costs related to the Change of Business, such as legal, accounting and regulatory fees, that must be paid even if the Change of Business is not completed.  There are also opportunity costs associated with the diversion of management attention away from the conduct of the Company’s business in the ordinary course.

Risks Related to the Operations of the Company

No Operating History as an Investment Issuer - The Company does not have any record of operating as an Investment Issuer.  As such, upon completion of the Change of Business, the Resulting Issuer will be subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that the Resulting Issuer will not achieve its financial objectives as estimated by the Management.  Furthermore, past successes of the Management or the Board in other ventures do not guarantee future success.

Risks of Competition - The Resulting Issuer will face competition from other capital providers, all of which compete with it for investment opportunities. These competitors may limit the Resulting Issuer’s opportunities to acquire interests in investments that are attractive to the Resulting Issuer. The Resulting Issuer may be required to invest otherwise than in accordance with its Investment Policy and strategy in order to meet its investment objectives. If the Resulting Issuer is required to invest other than in accordance with its Investment Policy and strategy, its ability to achieve its desired rates of return on its investments may be adversely affected.

Risks of Fluctuations in the Value of the Company and the Common Shares - The net asset value of the Resulting Issuer and market value of the Common Shares will fluctuate with changes in the market value of the Resulting Issuer’s investments. Such changes in value may occur as the result of various factors, including general economic and market conditions, the performance of corporations whose securities are part of the Resulting Issuer’s investment portfolio and changes in interest rates which may affect the value of interest-bearing securities owned by the Resulting Issuer. There can be no assurance that Shareholders will realize any gains from their investment in the Resulting Issuer and may lose their entire investment.

Due Diligence - The due diligence process undertaken by the Resulting Issuer in connection with investments that it makes or wishes to make may not reveal all relevant facts in connection with an investment. Before making investments, the Resulting Issuer will conduct due diligence investigations that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence investigations, the Resulting Issuer may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. Nevertheless, when conducting due diligence investigations and making an assessment regarding an investment, the Resulting Issuer will rely on resources available, including information provided by the target of the investment and, in some circumstances, third party investigations. The due diligence investigations that are carried out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

Risks of Investment in Illiquid Securities - There is a possibility that the Resulting Issuer will be unable to dispose of illiquid held in its portfolio and if the Resulting Issuer is unable to dispose of some or all of its investments at the appropriate time, a return on such investment may not be realized.

Loss of Investment Risk - An investment in the Resulting Issuer is speculative and may result in the loss of a substantial portion of an investor's investment. Only potential investors who are experienced in high risk investments and who can afford to lose a substantial portion of their investment should consider an investment in the Resulting Issuer.

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No Guaranteed Return Risk - There is no guarantee that an investment in the Resulting Issuer will earn any positive return in the short term or long term.

Dividends - To date, the Company has not paid dividends on any of its Common Shares and the Resulting Issuer is not required to pay any dividends on its Common Shares in the foreseeable future.  Any decision to pay dividends will be made on the basis of the Resulting Issuer’s earnings, financial requirements and other conditions.

Currency Risk - Some of the Resulting Issuer’s assets may be invested in foreign securities. Consequently, the Canadian dollar equivalent of the Resulting Issuer’s net denominated assets and dividends would be adversely affected by reductions in the value of the applicable foreign currencies relative to the Canadian dollar and would be positively affected by increases in the value of the applicable foreign currencies relative to the Canadian dollar.

Commodity Risk - The Resulting Issuer may invest in sectors that are very sensitive to the fluctuations of commodity prices.

Foreign Investment Risks - Foreign investments made by the Resulting Issuer may be subject to political risks, risks associated with changes in foreign exchange rates, foreign exchange control risks and other similar risks.

Risk of Lack of Diversification of Investments - Investments concentrated in specific sectors are generally more volatile than the overall market.  Investing in only one specific sector of the stock market, such as the energy sector, entails greater risk (and greater potential reward) than investing in all sectors of the stock market.  If a sector declines or falls out of favour, the share values of most or all of the corporations in that sector will generally fall faster than the market as a whole.  The opposite is also true.

Resource Sector Risks - Investing in mineral resource corporations can be speculative in nature and the value of the Resulting Issuer’s investments may be subject to significant fluctuations. Such businesses entail a degree of risk, regardless of the skill and experience of the corporation’s management. The assets, earnings and share values of corporations involved in the resource-related industries are subject to risks associated with the world prices of various natural resources, forces of nature, economic cycles, commodity prices, exchange rates, royalty and taxation changes and political events.  Government restrictions, such as price regulations, production quotas, royalties and environmental protection, can also be factors.

Exploration and Development Risks - The Company’s mineral properties are in the exploration stage of development and no known resources or reserves have been discovered.  There is no certainty that the expenditures to be made by the Resulting Issuer or its partners in the exploration of any mineral property will result in discoveries of metals in commercial quantities or that any of the Resulting Issuer’s properties will be developed.  Most exploration projects do not result in the discovery of economic deposits of metals and no assurance can be given that any particular level of recovery of metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of metals ultimately discovered may differ from that indicated by drilling results.  There can be no assurance that metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Ability to Develop and Operate Key Projects - The ability to explore and operate mineral projects is subject to many risks and uncertainties.  These include: the ability to define mineral resources and conceptual estimates of tonnes and grade of a mineral deposit into mineral reserves; completion of feasibility studies, obtaining and maintaining various permits and approvals from governmental authorities; construction risk; securing required surface and other land rights; finding or generating suitable sources of power and water; potential resistance from stakeholders and other interested parties; political and social risk; confirming the availability and suitability of appropriate local area infrastructure; and obtaining adequate financing.

Reliance on Permits and Approvals from Governmental Authorities - The Company’s exploration and development activities require licences, permits, approvals and renewals from various governmental authorities.  The Company believes that it holds all necessary licenses and permits under applicable laws and regulations to conduct its current activities and believes that it is presently complying in all material respects with the terms of such licenses and permits.  However, such licences and permits are subject to change in various circumstances and certain permits and approvals are required to be renewed from time to time.  Additional permits and permit renewals will need to be obtained in the future and the granting, renewal and continued effectiveness of these permits and approvals are, in most cases, subject to some level of discretion by applicable regulatory authorities.  There can be no assurance that the Resulting Issuer will be able to obtain or maintain all necessary licences and permits as are required to explore or develop its properties.  Delays or a failure to obtain such permits or licences, or a failure to comply with the terms of permits or licences, could have a material adverse impact on the Resulting Issuer.

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Environmental Risks - The exploration and development activities of the Company are subject to environmental regulations issued and enforced by government agencies.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Resulting Issuer’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Economic and Political Factors - The property interests and proposed exploration activities of the Resulting Issuer and the corporations the Resulting Issuer invests in are subject to political, economic and other uncertainties, including the risk of expropriation, nationalization, renegotiation or nullification of existing contracts, mining licenses and permits or other agreements, changes in laws or taxation policies, currency exchange restrictions, and changing political conditions and international monetary fluctuations.  Future government actions concerning the economy, taxation, or the operation and regulation of nationally important facilities such as mines, could have a significant effect on the Resulting Issuer.

Uninsurable Risks - Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations or of abnormal pressure, rock bursts, cave-ins, fires, explosions, blow-outs, flooding or other conditions may occur from time to time. Mining corporations may become subject to liability for pollution, cave-ins or hazards against which they cannot insure or against which they may elect not to insure. The payment of such liabilities may have a material adverse effect on the financial position of such mining corporations.

Equity Market Risk - The price of the equity securities in which the Resulting Issuer may invest are influenced by the issuing corporation’s outlook, market activity and regional, national and international economic conditions. When the economy is expanding, the outlook for many corporations is equally promising, and the value of their equity securities should rise in agreement. The opposite is also true. Typically, the greater the potential reward, the greater the potential risk. For small corporations and corporations in the emerging sectors the risk and reward ratio is usually greater. Equity-related securities, which give indirect exposure to the equity value of a corporation, such as warrants and convertible securities, can also be affected by this equity risk.

Market Disruption Risks - War and occupation, terrorism and related geopolitical risks may in the future lead to increased short-term market volatility and may have adverse long-term effects on world economies and markets generally. Those events could also have an acute effect on individual corporations or related groups of corporations. These risks could also adversely affect securities markets, inflation and other factors relating to the securities that would be held from time to time. Such events could, directly or indirectly, have a material effect on the prospects of the Resulting Issuer and the value of the securities in its investment portfolio.

Private Corporation Risks - Investments in private corporations cannot be resold without a prospectus, an available prospectus exemption or an appropriate ruling under relevant securities legislation. Even if they can be sold, there may not be a market for such securities. This may impair the Resulting Issuer’s ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private corporations may offer relatively high potential returns, but will also be subject to a relatively high degree of risk. The process of valuing investments in private corporations will inevitably be based on inherent uncertainties and the resulting values may differ from values that would have been used had a ready market existed for the investments.

Risk of Dilution from Possible Future Offerings - The Resulting Issuer may issue additional securities from time-to-time to raise funding for its business and such issuances may be dilutive to Shareholders.

Financing Risks - Additional funding may be required to complete the proposed or future exploration and other programs on the Resulting Issuer’s properties.  There is no assurance that any such funds will be available.  Failure to obtain additional financing, if required, on a timely basis, could cause the Resulting Issuer to reduce or delay its proposed operations. The primary source of funds currently available to the Company is derived from the issuance of equity.  While the Company has been successful in the past in obtaining equity financing to undertake its currently planned exploration and development programs, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Resulting Issuer.

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Stress in the Global Economy - Global financial conditions such as reduction in credit, combined with reduced economic activity and the fluctuations in the United States dollar, may adversely affect businesses and industries that purchase commodities, affecting commodity prices in more significant and unpredictable ways than the normal risks associated with commodity prices.  The availability of service providers such as drilling contractors and geological service companies and/or the terms on which these services are provided may be adversely affected by the global economy.  Adverse effects on the capital markets generally make the raising of capital by equity or debt financing more difficult and the Resulting Issuer will be dependent upon the capital markets to raise financing.  Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on the Resulting Issuer’s business, operating results, and financial condition.

Dependence upon key management - The Resulting Issuer will depend on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Resulting Issuer’s operations expand, additional general management resources will be required.  The Resulting Issuer may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Resulting Issuer’s operations.  The Company currently maintains no “key man” life insurance on any members of its management or directors.

INTERESTS OF EXPERT

David Clark, the Chief Geologist, of the Company, is named as having reviewed and approved certain technical disclosure in connection with the properties of the Company set out herein and is a Qualified Person under NI 43-101.  As at the date hereof, Mr. Clark owns, directly or indirectly, less than 1% of the Common Shares of the Company.

OTHER MATERIAL FACTS

There are no material facts relating to the Company, the Resulting Issuer or the Change of Business other than as disclosed herein.

ADDITIONAL INFORMATION

Additional information relating to the Company is available for viewing at www.sedar.com.  Financial information is provided in the Annual Financial Statements, Interim Financial Statements, Annual MD&A and Interim MD&A.  Copies of such documents may be obtained by contacting the Company, attention Corporate Secretary, at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6 (Tel: 604-801-5432; Fax: 604-662-8829).

BOARD APPROVAL

The delivery of this Notice of Meeting and Circular to the Shareholders has been approved by the Board of Directors of the Company.

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CERTIFICATE OF RADIUS GOLD INC.

March 20, 2015

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of Radius Gold Inc. assuming completion of the Change of Business.

(Signed) Simon Ridgway Chief Executive Officer	(Signed) Kevin Bales Chief Financial Officer

On behalf of the Board of Directors

(Signed) William Katzin Director	(Signed) Mario Szotlender Director

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APPENDIX “A”

RADIUS GOLD INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

General

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management and the Company’s external audit process and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management and the external auditors.

Effective Date

This Charter was implemented by the Board on March 20, 2015.

Composition of Audit Committee

The Committee membership shall satisfy the laws and policies governing the Company and the independence, financial literacy and experience requirements under securities law, stock exchange and any other regulatory requirements as are applicable to the Company.

Relationship with External Auditors

The external auditor is required to report directly to the Audit Committee.  Opportunities shall be afforded periodically to the external auditor and to members of senior management to meet separately with the Audit Committee.

Responsibilities

1.

The Audit Committee shall be responsible for making the following recommendations to the Board:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and

(b)

the compensation of the external auditor.

2.

The Audit Committee shall be directly responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.  This responsibility shall include:

(a)

reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting;

A-1

(b)

questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;

(c)

reviewing audited annual financial statements, in conjunction with the report of the external auditor;

(d)

reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management; and

(e)

reviewing the evaluation of internal controls by the external auditor, together with management’s response.

3.

The Audit Committee shall review interim unaudited financial statements before release to the public.

4.

The Audit Committee shall review all public disclosures of audited or unaudited financial information before release, including any prospectus, annual report, annual information form, and management’s discussion and analysis.

5.

The Audit Committee shall review the appointments of the chief financial officer and any other key financial executives involved in the financial reporting process, as applicable.

6.

Except as exempted by securities regulatory policies, the Audit Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the external auditor.

7.

The Audit Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and shall periodically assess the adequacy of those procedures.

8.

The Audit Committee shall establish procedures for:

(a)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

9.

The Audit Committee shall periodically review and approve the Company’s hiring policies, if any, regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

10.

Meetings of the Audit Committee shall be scheduled to take place at regular intervals and, in any event, at least once per year.

Authority

The Audit Committee shall have the authority to:

(a)

to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)

to set and pay the compensation for any advisors employed by the Audit Committee; and

(c)

to communicate directly with the external auditors.

A-2

APPENDIX “B”

INVESTMENT POLICY

B - 1

(the “Company”)

INVESTMENT POLICY

Investment Objectives

The Company’s investment objectives are to seek:

a)

a high return on investment opportunities, primarily in the natural resources sector; and

b)

to preserve capital and limit downside risk while achieving a reasonable rate of return by focusing on opportunities with attractive risk to reward profiles.

The Company does not anticipate the declaration of dividends to shareholders during its initial stages and plans to reinvest the profits of its investments to further the growth and development of the Company’s investment portfolio.

Investment Strategy

In light of the numerous investment opportunities across the entire natural resources sector, the Company aims to adopt a flexible approach to investment targets without placing unnecessary limits on potential returns on its investment.  This approach is demonstrated in the Company’s proposed investment strategy set out below.

Investment Sector:

Natural resources industry.  All commodities that can be classified as natural resources may be considered for investment purposes, including, but not limited to, minerals, metals, petroleum, forestry and industries that derive their value from natural resources, such as power generation, and technologies that are used in the natural resources sector such as drilling and surveillance.

Investment Types:

Equity, debt, royalties, income and commodity streams, derivatives and any other investment structures or instruments that could be acquired or created.

Commodities:

All commodities that comprise natural resources.  Such commodities may include, but are not limited to, precious metals, base metals, ferrous metals, nonferrous metals, industrial metals, non-industrial metals, agricultural minerals, industrial minerals, other minerals, oil, gas, water and forestry products.

Jurisdictions:

All countries are permissible depending on the risk assessment of the Board and Management at the time the investment is made and the risk-reward relationship associated with each investment in a particular jurisdiction.

-2-

Investment Size:

Unlimited, which may result in the Company holding a control position in a target corporation or possibly requiring future equity or debt financings to raise money for specific investments.

Investment Timeline:

Not limited.

Investment Targets:

Direct property investments either through outright purchase of a property or acquiring an option to earn an interest in a property, or through a derivative interest such as a royalty, stream or other derivative facility.

Investments in public or private corporations, partnership or other legal entities which own, or propose to own, natural resource assets or derivatives of natural resource assets.

Distressed situations where a change of management or other restructuring is required to realize the value of the asset.

Investment Review:

Will seek to maintain the ability to actively review and revisit all of investments on an ongoing basis.

Liquidity:

Will evaluate the liquidity of investments and seek to realize value from same in a prudent and orderly fashion.

Composition of Investment Portfolio

The nature and timing of the Company's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.

Subject to the availability of capital, the Company intends to create a diversified portfolio of investments. The composition of its investment portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

Procedures and Implementation

The senior officers and other management of the Company (“Management”) and the Company’s Board of Directors (the “Board”) and the respective members thereof shall work jointly and severally to uncover appropriate investment opportunities.  These individuals have a broad range of business experience and their own networks of business partners, financiers, venture capitalists and finders through whom potential investments may be identified.

Prospective investments will be channelled through Management.  Management shall make an assessment of whether the proposal fits with the investment and corporate strategy of the Company in accordance with the investment objectives and strategy set out in this policy, and then proceed with preliminary due diligence, leading to a decision to reject or move the proposal to the next stage of detailed due diligence.  This process may involve the participation of outside professional consultants.

The Company will obtain detailed knowledge of the relevant business the investment shall be made in, as well as the investee corporation, their management team, quality of asset(s) and risks associated as applicable.

Once a decision has been reached to invest in a particular situation, a summary of the rationale behind the investment decision shall be prepared by Management and submitted to the Board.  This summary should include, among other things, the estimated return on investment, timeline of investment, guidelines against which future progress can be measured, and risks associated with the investment.  The summary should also disclose any finder’s or agent’s fees payable.

-3-

All investments shall be submitted to the Board for final approval.  Management will select all investments for submission to the Board and monitor the Company’s investment portfolio on an ongoing basis, and will be subject to the direction of the Board.  Management will present an overview of the state of the investment portfolio to the Board on a quarterly basis.

Negotiation of terms of participation is a key determinant of the ultimate value of any opportunity to the Company.  Negotiations may be ongoing before and after the performance of due diligence.  The representative(s) of the Company involved in these negotiations will be determined in each case by the circumstances of the investment opportunity.

Compliance

All investments shall be made in compliance with applicable laws in relevant jurisdictions, and shall be made in accordance with and governed by the rules and policies of applicable regulatory authorities.

From time to time, the Board may authorize such additional investments outside of the guidelines described herein as it sees fit for the benefit of the Company and its shareholders.

Management Participation

The Company may, from time to time, seek a more active role in the corporations in which it invests, and provide such corporations with financial and personnel resources, as well as strategic counsel.  The Company may also ask for board representation in cases where it makes a significant investment in the business of an investee corporation.  The Company’s nominee(s) shall be determined by the Board as appropriate in such circumstances.

Fund Status

The Company will aim to structure its investments in such a way as to not be deemed either an Investment Fund or Mutual Fund, as defined by applicable securities laws, thereby avoiding the requirement to register as a fund or investment advisor.

Conflicts of Interest

The Company has no restrictions with respect to investing in corporations in which a Board member may already have an interest.  Any potential investments where there is a material conflict of interest involving an employee, officer or director of the Company may only proceed after receiving approval from the disinterested directors of the Board.  The Company is also subject to the “related party” transaction policies of the TSX Venture Exchange, which mandates disinterested shareholder approval and valuations to certain transactions.

Prior to making any investment commitment, the Company shall adopt procedures for checking for potential conflicts of interest, which shall include but not be limited to a circulation of the names of a potential target corporation and its affiliates to the Board and Management.

All members of the Board shall be obligated to disclose any interest in the potential investment. In the event a conflict is detected, the target corporation shall be notified of the potential conflict in writing.  The members of the Board and its advisors shall be responsible for detecting a potential conflict.

-4-

Where a conflict is determined to exist within Management or the Board, the individual having a conflicting interest shall provide full disclosure of their interest in the potential investment and, if such person is a Board member, shall abstain from voting on the investment decision but may participate in discussions regarding the potential investment opportunity.

The members of the Board and Management and their respective affiliates (collectively the “Parties”) are or may be involved in other financial, investment and professional activities which may on occasion cause a conflict of interest with their duties to the Company.  These include serving as directors, officers, promoters, advisers or agents of other public and private corporations, including corporations in which the Company may invest.  The Parties may also engage in transactions with the Company where any one or more of the Parties is acting in their capacity as financial advisor, broker, intermediary, principal, or counterparty, provided that such transactions are carried out on terms similar to those which would apply in a similar transaction between persons not connected with the Parties or any one of them and such transactions are carried out on normal commercial terms as if negotiated at arm’s length.

Amendment

The Company’s investment objectives, strategy and restrictions and other provisions of this Investment Policy may be amended from time to time on the recommendation of Management and approval by the Board.  Unless required by the TSX Venture Exchange, approval by the Company’s shareholders of any such amendments is not required.

APPENDIX “C”

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

C - 1

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012

 (Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

INDEPENDENT AUDITOR'S REPORT

To the shareholders of Radius Gold Inc.

We have audited the accompanying consolidated financial statements of Radius Gold Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three year period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Radius Gold Inc., and its subsidiaries as at December 31, 2012 and 2011 and its financial performance and its cash flows for each of the years in the three year period ended December 31, 2012, in accordance with International Financial Reporting Standards, as issued by the IASB.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 18 of the consolidated financial statements, which explains that the consolidated financial statements for the year ended December 31, 2011 have been amended for a correction of an error from those on which we originally reported on April 25, 2012.

(signed) “BDO Canada LLP”

Chartered Accountants

April 26, 2013

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at:	December 31,	December 31,
	2012	2011
		(Restated – Note 18)
ASSETS

Current assets
Cash and cash equivalents (Note 5)	$ 994,367	$ 1,763,574
Available-for-sale investments (Note 6)	16,550,166	641,707
Advances and other receivables (Note 14)	40,150	766,939
Taxes receivable	49,203	361,697
Due from related parties (Note 14)	116,947	541,889
Prepaid expenses and deposits (Note 14)	194,078	349,833
Total current assets	17,944,911	4,425,639

Non-current assets
Long-term deposits	73,623	70,425
Property and equipment (Note 7)	199,606	251,100
Exploration and evaluation assets (Notes 8 and 9)	531,369	4,103,346
Investment in associate (Note 8)	493,319	1,500,647
Total non-current assets	1,297,917	5,925,518

TOTAL ASSETS	$ 19,242,828	$ 10,351,157

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 14)	$ 255,301	$ 775,439
Total liabilities	255,301	775,439

Shareholders' equity
Share capital (Note 11)	56,592,613	56,592,613
Other equity reserve	6,636,658	6,251,338
Deficit	(44,849,250)	(53,778,607)
Accumulated other comprehensive (loss) income	607,506	510,374
Total shareholders' equity	18,987,527	9,575,718

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 19,242,828	$ 10,351,157

Events after the reporting date – Note 19

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON APRIL 26, 2013 BY:

“Simon Ridgway”	, Director	“Ralph Rushton”	, Director
Simon Ridgway		Ralph Rushton

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

	2012	2011	2010
		(Restated - Note 18)
EXPLORATION EXPENDITURES	$ 884,966	$ 6,390,053	$ 2,838,390
GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	53,865	58,334	48,000
Communications (Note 14)	9,834	18,798	12,300
Consulting fees (Note 14)	127,826	114,544	30,000
Donations	11,973	1,593	2,000
Legal and audit fees	186,062	132,763	133,896
Management fees (Note 14)	141,000	60,000	60,000
Office and miscellaneous (Note 14)	43,182	62,186	46,344
Public relations (Note 14)	68,301	124,662	103,779
Rent and utilities (Note 14)	58,356	25,714	25,105
Repair and maintenance (Note 14)	29,450	27,802	6,549
Salaries and benefits (Note 14)	264,951	216,435	247,271
Share-based compensation (Notes 12 and 14)	385,320	306,915	1,612,792
Transfer agent and regulatory fees (Note 14)	17,192	25,659	34,936
Travel and accommodation (Note 14)	101,306	67,058	82,043
	1,498,618	1,242,463	2,445,015
Loss before other income/(expenses)	(2,383,584)	(7,632,516)	(5,283,405)
OTHER INCOME (EXPENSES)
Share of post-tax losses of associate (Note 8)	(366,950)	(6,250)	-
Impairment on shares held in associate (Note 8)	(855,632)	-	-
Gain on distribution (Note 8)	-	4,807,443	-
Plan of arrangement costs (Note 8)	-	(289,313)	-
Foreign currency exchange gain (loss)	(13,062)	15,134	10,106
Gain on sale of properties (Note 9)	16,278,410	-	-
Loss on disposal of property (Note 9)	(3,823,118)	-	-
Gain (loss) on disposal of property and equipment	(41,780)	2,886	4,365
Gain on sale of marketable securities	46,065	-	1,213
Impairment on available-for-sale investment (Notes 6 and 18)	(20,148)	(465,925)	-
Gain from mineral property option agreements	101,564	157,088	247,447
Investment income	8,883	61,397	34,275
Write off of accounts payable and accrued liabilities	-	-	52,500
Write off of prepaid expenses and deposits	-	-	(3,208)
Write off of receivables (Note 9)	(1,291)	-	-
Income (loss) before income taxes	8,929,357	(3,350,056)	(4,936,707)
Deferred income tax recovery (Note 13)	-	716,754	358,533
Net income (loss) for the year	$ 8,929,357	$ (2,633,302)	$ (4,578,174)
Other comprehensive income (loss)
Fair value gains (losses) on available-for-sale investments (Note 6)	97,132	631,891	(373,790)
Total comprehensive income (loss)	$ 9,026,489	$ (2,001,411)	$ (4,951,964)
Basic and diluted earnings (loss) per share (Note 3)	$0.10	$(0.03)	$(0.07)
Weighted average number of common shares outstanding	86,675,617	83,231,679	61,530,309

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, January 1, 2010	53,548,488	$ 42,587,194	$ 4,332,232	$ 252,273	$ (40,499,827)	$ 6,671,872
Loss for the year	-	-	-	-	(4,578,174)	(4,578,174)
Shares issued for private placements	24,406,143	9,816,211	-	-	-	9,816,211
Shares issued for finders' fees	953,549	415,404	-	-	-	415,404
Shares issued for property acquisition	222,509	111,300	-	-	-	111,300
Options exercised	460,000	187,100	-	-	-	187,100
Warrants exercised	136,850	68,650	-	-	-	68,650
Transfer of other equity reserve on exercise of options	-	137,282	(137,282)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	243	(243)	-	-	-
Share issuance costs	-	(692,175)	159,128	-	-	(533,047)
Available-for-sale investments	-	-	-	(373,790)	-	(373,790)
Share-based compensation	-	-	1,612,792	-	-	1,612,792
Balance, December 31, 2010	79,727,539	52,631,209	5,966,627	(121,517)	(45,078,001)	13,398,318
Loss for the year	-	-	-	-	(2,633,302)	(2,633,302)
Shares issued for private placements	6,100,000	3,660,000	-	-	-	3,660,000
Shares issued for finders' fees	199,250	119,550	-	-	-	119,550
Shares issued for property acquisition	159,512	119,700	-	-	-	119,700
Options exercised	105,000	37,250	-	-	-	37,250
Warrants exercised	384,316	195,448	-	-	-	195,448
Transfer of other equity reserve on exercise of options	-	33,213	(33,213)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	22,252	(22,252)	-	-	-
Share issuance costs	-	(226,009)	33,261	-	-	(192,748)
Available-for-sale investments	-	-	-	631,891	-	631,891
Fair value of distributed assets (Note 8)	-	-	-	-	(6,067,304)	(6,067,304)
Share-based compensation	-	-	306,915	-	-	306,915
Balance, December 31, 2011	86,675,617	56,592,613	6,251,338	510,374	(53,778,607)	9,575,718
Income for the year	-	-	-	-	8,929,357	8,929,357
Available-for-sale investments	-	-	-	97,132	-	97,132
Share-based compensation	-	-	385,320	-	-	385,320
Balance, December 31, 2012	86,675,617	$ 56,592,613	$ 6,636,658	$ 607,506	$ (44,849,250)	$ 18,987,527

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012, 2011 and 2010

(Expressed in Canadian Dollars)

	2012	2011	2010
Cash provided by (used in):
OPERATING ACTIVITIES
Net income/(loss) for the year	$ 8,929,357	$ (2,633,302)	$ (4,578,174)
Items not involving cash:
Amortization	53,839	58,334	48,000
Gain from mineral property option agreements	(101,564)	(157,088)	(247,447)
Gain on sale of exploration and evaluation asset (Note 9)	(16,278,410)	-	-
Loss from disposal of exploration and evaluation asset (Note 9)	3,823,118	-	-
Loss (gain) from disposal of property and equipment	41,780	(2,886)	(4,365)
Write off of receivables	1,291	-	-
Write off of prepaid expenses and deposits	-	-	3,208
Write off of accrued liabilities	-	-	(52,500)
Investment income	(8,883)	(61,397)	-
Impairment of available-for-sale investments (Notes 6 and 18)	20,148	465,925	-
Impairment of shares held in associate	855,632	-	-
Gain on sale of marketable securities	(46,065)	-	(1,213)
Gain on distribution	-	(4,807,443)	-
Share of post-tax losses of associate	366,950	6,250	-
Deferred income tax recovery	-	(716,754)	(358,533)
Share-based compensation	385,320	306,915	1,612,792
	(1,957,461)	(7,541,446)	(3,578,232)
Changes in non-cash working capital items:
Advances and other receivables	295,770	(463,329)	(191,904)
Taxes receivable	312,494	(266,193)	(83,562)
Prepaid expenses and deposits	155,755	(204,685)	(95,527)
Long-term deposits	(3,198)	(46,544)	-
Due from related parties	424,942	(365,381)	(23,560)
Accounts payable and accrued liabilities	(520,138)	227,461	352,047
	(1,291,836)	(8,660,117)	(3,620,738)
FINANCING ACTIVITIES
Costs of issue of shares	-	(73,198)	(117,643)
Proceeds on issuance of common shares	-	3,892,698	11,098,514
	-	3,819,500	10,980,871
INVESTING ACTIVITIES
Cash distributed on distribution of Rackla Metal shares	-	(1,000,000)	-
Investment in associate (Note 8)	(215,254)	-	-
Expenditures on exploration and evaluation asset acquisition costs	-	(191,919)	(717,544)
Investment income	8,883	61,397	-
Proceeds from mineral property option agreements	50,782	106,206	120,574
Proceeds from disposal of mineral property (Note 9)	98,750	-	-
Expenses incurred on sale of mineral property rights (Note 9)	(304,746)	-	-
Proceeds from sale of marketable securities and investments (Note 6)	928,365	1,412	539,299
Proceeds from sale of property and equipment	4,078	24,477	28,199
Purchase of property and equipment (Note 7)	(48,229)	(113,599)	(110,938)
	522,629	(1,112,026)	(140,410)
Foreign exchange on opening cash and cash equivalents	-	870	(3,642)
Decrease in cash and cash equivalents	(769,207)	(5,951,773)	7,216,081
Cash and cash equivalents - beginning of year	1,763,574	7,715,347	499,266
Cash and cash equivalents - end of year	$ 994,367	$ 1,763,574	$ 7,715,347

The accompanying notes form an integral part of these consolidated financial statements

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties located primarily in Central America and up to December 8, 2011, in Canada (Note 8). The address of the Company’s head office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis, as modified by any revaluation of available-for-sale financial assets.

The consolidated financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Nature of Operations

The Company has not generated revenue from operations. The Company has an accumulated deficit of $44,849,250. However, the Company has sufficient working capital to meet its obligations for at least twelve months from the end of the reporting year. As the Company is in the exploration stage, the recoverability of the costs incurred to date on exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties and upon future profitable production or proceeds from the disposition of the properties and deferred exploration expenditures. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are deconsolidated from the date control ceases.

Details of the Company’s principal subsidiaries at December 31, 2012 are as follows:

Name	Place of Incorporation	Interest %	Principal Activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Recursos Del Golfo, S.A.,	Guatemala	100%	Exploration company
Minerales de Nicaragua S.A.	Nicaragua	100%	Exploration company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Radius (Cayman) Inc	Cayman Islands	100%	Holding company

b)

Investment in Associate

Where the Company has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statement of financial position at cost. The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive income, except that losses in excess of the Company’s investment in the associate are not recognized unless there is an obligation to fund those losses.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investors' interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the associate. Where there is objective evidence that the investment in an associate has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

c)

Available-for-sale Investments

Available-for-sale investments are recorded at fair market value as they are considered available-for-sale.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

d)

Foreign Currency Translation

The functional and presentation currency of the Company and its principal subsidiaries is the Canadian dollar. Transactions entered into in a currency other than the entity’s functional currency are translated as follows: unsettled monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

e)

Cash and Cash Equivalents

Cash and cash equivalents includes cash at banks and on hand, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of change of value.

f)

Mineral Exploration and Evaluation Expenditures

Acquisition costs for exploration and evaluation assets are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, based on the trading price of the shares on the date of the agreement to issue the shares. Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. On transfer to development properties, capitalized exploration and evaluation assets are assessed for impairment.

Options are exercisable entirely at the discretion of the optionee and amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as exploration and evaluation assets on the balance sheet and amounts received in excess are credited to gain from exploration and evaluation asset option agreements on the statement of operations.

Where the Company has entered into option agreements to acquire interests in exploration and evaluation assets that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as exploration and evaluation costs when the payments are made or received and the share issuances are recorded as exploration and evaluation costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the issuance date.

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves available. Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset. Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated.  Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

g)

Property, Equipment and Amortization

Recognition and Measurement

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition required to bring the asset to the location and condition necessary to be capable of operating in a manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property and equipment is subsequently measured at cost less accumulated amortization, less any accumulated impairment losses, with the exception of land, which is not amortized.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Subsequent Costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing of property and equipment are recognized in profit or loss as they are incurred.

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and Losses

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount, that are recognized net within other income in profit or loss.

Amortization

Amortization is recognized in profit or loss and property and equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements	7 – 8 years straight-line
Trucks	4 – 8 years straight-line
Computer equipment	25% - 50% declining balance
Field equipment	30% declining balance
Furniture and equipment	20% declining balance
Geophysical equipment	20% declining balance

Additions to equipment are amortized at one-half rate during the year of acquisition.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

h)

Earnings / Loss per Share

Basic income/(loss) per share is calculated by dividing the net income/(loss) available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted earnings and losses per share are the same for the periods presented.

For the years ended December 31, 2012, 2011 and 2010, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 14,945,001 (2011: 15,945,737; 2010: 14,294,696) were not included in the computation of earnings/(loss) per share, because they were out of the money (2011 and 2010: their effect was anti-dilutive).

i)

Income Taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for those taxable temporary differences arising on the initial recognition of goodwill or on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset only to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

j)

Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s commons shares, share warrants, and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from proceeds.

Warrants issued by the Company typically accompany an issuance of shares in the Company (a “unit”), and entitle the warrant holder to exercise the warrants for a stated price and a stated number of common shares in the Company. The fair value of the units components sold is measured using the residual value approach.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

k)

Share-based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statements of comprehensive loss/income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in other equity reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in other equity reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

l)

Provisions

Rehabilitation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the year in which the obligation is incurred. The nature of the rehabilitation activities include restoration, reclamation and revegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related exploration properties. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

The company has determined that there are no rehabilitation provisions as at December 31, 2012 and December 31, 2011.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

l)

Provisions – (cont’d)

Other Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

m)

Impairment of Non-Financial Assets

Impairment tests on non-financial assets, including exploration and evaluation assets are undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

n)

Financial Instruments

Financial Assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transactions costs. Gains or losses are recognized in the profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

The Company’s loans and receivables comprise advances and other receivables, amounts due from related parties, deposits and cash and cash equivalents in the consolidated statement of financial position.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

n)

Financial Instruments – (cont’d)

Available-For-Sale Investments

Non-derivative financial assets not included in the other categories are classified as available-for-sale and comprise principally the Company’s strategic investments in entities not qualifying as subsidiaries or associates.  Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss.  If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

Purchases and sales of available-for-sale financial assets are recognized on a trade date basis. On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to profit or loss.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise trade payables and accrued liabilities. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the statement of financial position.  Interest expense, in this context, includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Trade and other payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Trade payable amounts are unsecured and are usually paid within forty-five days of recognition.

The Company has made the following designations of its financial instruments:

Cash	Loans and receivables
Available-for-sale investments	Available-for-sale financial assets
Advances and other receivables	Loans and receivables
Amounts due from related parties	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

o)

Standards, Amendments and Interpretations Not Yet Effective

The following new standards and interpretations have been issued by the IASB but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers. The Company is yet to assess the full impact of IFRS 11 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company is yet to assess the full impact of IFRS 12 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

No additional new standards, amendments and interpretations have been early adopted in these consolidated financial statements and there are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc;

b)

The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less that its original cost at each reporting period.

c)

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

The key estimate applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

5.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company does not hold any deposits with maturities of greater than three months from the date of acquisition. Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

6.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value.  As of December 31, 2012, available-for-sale investments consisted of 4,560,894 common shares of B2Gold Corp. (“B2Gold”), 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 23,174 common shares of Fortuna Silver Mines Inc. (“Fortuna”), and 7,175,700 warrants of Rackla Metals Inc. (“Rackla”), all of which are public companies.  Focus, Foturna, and Rackla have common directors or officers with the Company. The Company originally received 4,815,894 B2Gold shares on August 10, 2012, pursuant to the disposal of a mineral property (note 9). The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed.  During the year ended December 31, 2012, the Company sold shares in B2Gold for proceeds of $928,365. Subsequent to December 31, 2012, the Company sold an additional 677,500 shares in B2Gold for proceeds of approximately $2.6 million.

As at December 31, 2012, the recorded amount for the available-for-sale investments was $16,550,166 (December 31, 2011: $641,707). An unrealized gain (net of tax) of $97,132 was recorded in other comprehensive income during year ended December 31, 2012 (2011: gain of $631,891, net of tax of $79,000; 2010: loss of $373,790, net of tax of $28,215).

For the year ended December 31, 2012, the Company determined that the decline in value of Focus shares was other than temporary and accordingly recorded an impairment of $20,148 For the year ended December 31, 2011, the Company determined that the decline in value of Focus shares was other than temporary and accordingly recorded an impairment of $465,925 (Note 18). There were no impairment provisions on the available-for-sale financial assets in 2010.

The fair value of quoted securities is based on published market prices.

	B2Gold	Focus	Fortuna	Rackla(1)(2)	Cordoba(3)	Solomon Resources Limited	Portfolio Invest-ments	Total
Balance, January 1, 2010	$ -	$1,037,628	$ -	$ -	$ 11,000	$ 130,000	$ 537,022	$ 1,715,650
Acquisition of shares	-	-	20,574	-	180,000	16,000	-	216,574
Disposition of investments	-	-	-	-	-	-	(535,610)	(535,610)
Net change in fair value recorded in other comprehensive income	-	(513,777)	16,772	-	109,000	(14,000)	-	(402,005)
Balance, December 31, 2010	-	523,851	37,346	-	300,000	132,000	1,412	994,609
Acquisition of shares	-	-	29,794	-	-	22,500	-	52,294
Transferred on distribution of assets	-	-	-	-	(600,000)	(48,750)	-	(648,750)
Disposition of investments	-	-	-	-	-	-	(1,412)	(1,412)
Impairment adjustment (Note 18)	-	(465,925)	-	-	-	-	-	(465,925)
Net change in fair value recorded in other comprehensive income	-	143,555	14,301	358,785	300,000	(105,750)	-	710,891
Balance, December 31, 2011	-	201,481	81,441	358,785	-	-	-	641,707
Acquisition of shares	16,662,993	-	50,782	-	-	-	-	16,713,775
Disposition of shares	(882,300)							(882,300)
Impairment adjustment	-	(20,148)	-	-	-	-	-	(20,148)
Net change in fair value recorded in other comprehensive income	456,090	-	(36,051)	(322,907)	-	-	-	97,132
Balance, December 31 2012	$16,236,783	$ 181,333	$ 96,172	$ 35,878	$ -	$ -	$ -	$16,550,166

(1)

Rackla warrants trade on the TSX-V.

(2)

The Company also holds 9,866,376 free trading common shares of Rackla but they are recorded as an investment in associate (Note 8).

(3)

Cordoba Minerals Corp. (formerly Wesgold Minerals Inc.)

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, December 31, 2010	$ 21,328	$ 259,918	$ 191,418	$ 43,452	$ 91,494	$ 2,480	$ 610,090
Additions	30,565	23,504	51,433	9,415	-	-	114,917
Disposals	-	(24,477)	-	-	(7,900)	-	(32,377)
Balance, December 31, 2011	51,893	258,945	242,851	52,867	83,594	2,480	692,630
Additions	7,111	26,095	5,234	9,789	-	-	48,229
Disposals	-	(69,402)	-	-	-	-	(69,402)
Balance, December 31, 2012	$ 59,004	$ 215,638	$ 248,085	$ 62,656	$ 83,594	$ 2,480	$ 671,457

Accumulated amortization
Balance, December 31, 2010	$ 17,246	$ 187,968	$ 136,714	$ 16,908	$ 31,174	$ 372	$ 390,382
Charge for period	4,401	9,663	26,364	6,109	12,592	632	59,761
Disposals	-	(8,613)	-	-	-	-	(8,613)
Balance, December 31, 2011	21,647	189,018	163,078	23,017	43,766	1,004	441,530
Charge for period	4,320	9,951	24,463	6,722	7,966	443	53,865
Disposals	-	(23,544)	-	-	-	-	(23,544)
Balance, December 31, 2012	$ 25,967	$ 175,425	$ 187,541	$ 29,739	$ 51,732	$ 1,447	$ 471,851

Carrying amounts
At December 31, 2011	$ 30,246	$ 69,927	$ 79,773	$ 29,850	$ 39,828	$ 1,476	$ 251,100
At December 31, 2012	$ 33,037	$ 40,213	$ 60,544	$ 32,917	$ 31,862	$ 1,033	$ 199,606

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE

Spin-out transaction

Rackla Metals Inc. (“Rackla”) was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011. As part of the Arrangement, the Company’s interest in the Scarlet property, Sixty Mile Area properties, Ten Mile Creek property, Rivier property, and other staked Yukon properties (collectively, the “Projects”) were transferred to Rackla, together with $1.0 million in cash, and available-for-sale investments consisting of 750,000 common shares of Solomon Resources Limited (“Solomon”) and 600,000 common shares of Cordoba Minerals Corp., formerly called Wesgold Minerals Inc. (“Cordoba”).

Under the Arrangement, each shareholder of the Company received one common share and one full share purchase warrant in Rackla for every three common shares of the Company held by the shareholder, thereby splitting the Company’s exploration and evaluation assets in Canada from non-Canadian exploration and evaluation assets remaining with the Company. Each share purchase warrant entitles the holder to purchase one common share of Rackla at $0.30 until June 8, 2013. On December 8, 2011, the Company received the requisite shareholder approval for the Arrangement which resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for the assets distributed to Rackla. Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements. The major assets distributed to Rackla on December 8, 2011, which gave rise to a gain on distribution of $4,807,443 are as follows:

December 8, 2011
Cash and cash equivalents	$ 1,000,000
Available for sale investments	648,750
Evaluation and exploration cost and expenditures	4,527,717
Net assets distributed to Rackla	$ 6,176,467

The fair market value of Evaluation and Exploration  cost and expenditures was comprised of $850,000 in acquisitions costs one would need to pay on the Evaluation and Exploration asset to maintain its rights if owned and a multiple of 0.5 times of the $7.3 million in exploration costs incurred to date on the properties, or $3,677,717.

In accordance with IFRIC 17 “Distribution of Non-Cash Assets to Owners”, a gain was recognized during the year ended December 31, 2011 on the difference between the fair value and the carrying value of the net assets distributed to Rackla, calculated as follows:

December 8, 2011
Fair value of common shares on distribution	$ 7,574,201
Net assets distributed to Rackla	(6,176,467)
Gain on distribution of assets to Rackla	1,397,734
Plus: recovered expended exploration expenditures	3,409,709
Gain on distribution of assets to Rackla	$ 4,807,443

The fair value of the common shares distributed was based on the share price of Rackla on December 9, 2011, its first day of trading, of $0.21 multiplied by the total number of the 36,067,626 shares in issue. The distribution of the 80.1% of the common shares amounting to $6,067,304 was recorded through deficit.

The gain on distribution of assets is not re-measured on changes in share price of Rackla. A total of $289,313 was expensed during the year ended December 31, 2011 in connection with this plan of arrangement.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE – (cont’d)

On the same date of distribution, the Company lost control in Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. See table below showing the continuity of the Company’s interest in Rackla for the years ended December 31, 2012 and 2011.

Initial fair value of investment in associate on December 8, 2011	$ 1,506,897
Less: share of losses in associate	(6,250)
Balance, December 31, 2011	1,500,647
Increase in investment	215,254
Impairment on shares held in associate	(855,632)
Less: share of losses in associate	(366,950)
Balance, December 31, 2012	$ 493,319

During the year ended December 31, 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254. Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10, expiring October 10, 2014. With the acquisition of the 2,690,675 common shares, the Company has a 19.5% interest in Rackla as of December 31, 2012.  Given the decline in the underlying quote market price of the shares held in Rackla, an impairment charge of $855,632 was recorded as at December 31, 2012.

Included in the initial fair value of investment in associate is a premium of approximately $280,000 which is the excess of the value of the investment above the fair value of the Company’s share of net assets distributed to Rackla. Rackla is a company incorporated in Canada, pursuing opportunities related to exploration of mineral resource properties principally in the Yukon Territory, Canada, with a year end of December 31, 2012.

The amounts relating to associates are as follows:

	December 31, 2012	December 31, 2011
Total assets	$ 5,691,377	$ 6,136,475
Total liabilities	133,734	60,726
Net loss	1,856,402	31,396
Unrecognized share of losses arising during the year	$ 1,489,452	$ 25,146

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS

Acquisition costs	Guatemala	Nicaragua	Canada	Total
Balance, December 31, 2010	$ 4,020,864	$ 82,482	$ 806,389	$ 4,909,735
Shares	-	-	119,700	119,700
Cash	-	-	266,919	266,919
Acquisition costs recovered	-	-	(75,000)	(75,000)
Distribution of exploration and evaluation assets on spin-out transaction	-	-	(1,118,008)	(1,118,008)
Balance, December 31, 2011	4,020,864	82,482	-	4,103,346
Disposal of mineral properties	(3,489,495)	(82,482)	-	(3,571,977)
Balance, December 31, 2012	$ 531,369	$ -	$ -	$ 531,369

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history, characteristic of many mineral properties. The Company has reviewed title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Nicaragua

i)

Sale to B2Gold Corp

Based on a previous option agreement with the Company, B2Gold earned in 2012 a 60% interest in the Company’s Trebol and Pavon gold properties in Nicaragua by expending a total of US$4 million on exploration, resulting in a 60% - 40% B2Gold – the Company joint venture.  On April 5, 2012 the Company and B2Gold entered into a binding letter agreement pursuant to which B2Gold agreed, among other things, to acquire a 100% interest in the Trebol and Pavon properties. On August 10, 2012 the sale was completed with the Company receiving consideration of 4,815,894 common shares of B2Gold, with a fair value of $16,662,993 at the time of issuance.  In addition, B2Gold has agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves outlined at the Trebol property in excess of 500,000 ounces (on a 100% basis).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

i)

Sale to B2Gold Corp – (cont’d)

In connection with the sale, B2Gold and the Company terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, Pavon and San Jose exploration properties.

The Company has recorded gain on the sale to B2Gold of $16,278,410, net of costs, as follows:

Proceeds of disposition	$ 16,662,993
Less:
Carrying value of mineral property	(82,482)
Transaction costs	(302,101)
Net gain on disposal of mineral property	$ 16,278,410

ii)

Joint Venture Properties

As of the completion of the property sale described above, B2Gold and the Company entered into a joint venture agreement with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua to jointly explore the properties with B2Gold and the Company owning 60% and 40% respectively, of the rights and obligations of each joint venture.

Guatemala

i)

Sale of Tambor Property

In June 2008, the Company signed a binding Letter of Intent with Kappes, Cassiday & Associates (“KCA”) whereby KCA could earn a 51% interest in the Tambor Project by incurring exploration expenditures on the property totaling US$6,500,000 over 4 years, or by putting the property into commercial production within 4 years.  Once KCA earned its 51% interest, a joint venture was to be formed between KCA and the Company.

In August 2012, the Company sold its remaining interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor gold project to KCA, giving KCA a 100% interest in the project.  In consideration, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid upon signing and approximately US$300,000 to be paid once KCA has commenced shipment of gold produced from the property).  Also upon commercial production, KCA will make quarterly payments to the Company based on the then price of gold and the number of ounces produced from the property.

A loss on the disposal of the property totaling $3,823,118, net of costs, has been charged to the consolidated statement of comprehensive loss as follows:

Proceeds of disposition	$ 98,750
Less:
Carrying value of mineral property	(3,489,495)
Transaction costs	(2,645)
Write-off of amount receivable	(429,728)
Net loss on disposal of mineral property	$ (3,823,118)

Due to the uncertainty of receiving future production payments from KCA, the Company wrote-off a receivable balance of $429,728 and has not recognized a contingent gain on potential royalty payments.  Future payments from KCA, whether as a royalty or repayment of the outstanding receivable balance, will be recorded as revenue at such time they are virtually certain to be received, which was the position as at December 31, 2012. As of December 31, 2012, future payments from KCA remain uncertain.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Guatemala – (cont’d)

ii)

Southeast Guatemala Ag-Au Epithermal Fields (formerly called Banderas)

The Company’s 100% owned land holdings in southeast Guatemala as at December 31, 2012 consist of 34 concessions (three exploitation applications, 30 exploration applications, and one reconnaissance application) filed with the Guatemala Ministry of Energy and Mines (MEM) covering a total of 230,599 hectares.  The three exploitation applications were filed in order to convert one previously granted exploration licence to exploitation; until the exploitation licences are granted, the granted exploration licence remains in place.

iii)

Geothermal Permits

In 2010, the Company submitted applications for provisional use permits for a number of geothermal systems in Guatemala. As of December 31, 2012 a provisional use permit has been granted on 15,300 hectares and all other applications have expired.

iv)

Regional Exploration

During 2012, 2011 and 2010, the Company conducted property investigation work on other potential properties.

Mexico

i)

Tlacolula Property

The Company owns a 100% interest in the Tlacolula Property which consists of one granted exploration concession covering 12,642 hectares.

By an agreement signed in September 2009 and amended in December 2012, the Company granted to Fortuna the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Property and making staged payments totaling US$250,000 cash and US$250,000 in common stock no later than January 31, 2015 and according to the following schedule:

a)

US$20,000 cash and US$20,000 cash equivalent in shares upon regulatory approval (received);

b)

US$30,000 cash and US$30,000 cash equivalent in shares by the first year anniversary (received);

c)

US$50,000 cash and US$50,000 cash equivalent in shares by the second year anniversary (received);

d)

US$50,000 cash and US$50,000 cash equivalent in shares by the third year anniversary (received subsequent to December 31, 2012);

e)

incurring US$2 million on exploration of the Property within 12 months of receipt of a drill permit, such work to include at 1,500 metres of drilling; and

f)

US$100,000 cash and US$100,000 cash equivalent in shares within 90 days of completion of the 1,500 metres of drilling.

The Company and Fortuna have two common directors.

ii)

Santa Brigida Property

Subsequent to year end, in February 2013, the Company was granted by a private exploration company (the “Optionor”)  the option to acquire a 100% interest in the Santa Brigida property which consists of eight contiguous concessions covering 10,802 hectares located approximately 80 km ENE of the City of Guanajuato in Mexico.  In order to exercise the option, the Company must complete the following:

a)

Pay US$160,000 to the Optionor to cover outstanding underlying property payments (paid subsequent to December 31, 2012);

b)

Complete a 3,000 metre drill program (“Drill Program”) on the property within 12 months of the issuance of a drill permit; and

c)

Within 90 days of completing the Drill Program, pay US$700,000 to the Optionor.

If the Company exercises the option, it will own a 100% interest in the property, subject to a 2.5% Net Smelter Return (“NSR”) royalty to the Optionor and a 2.0% NSR royalty to the underlying property owner.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Canada (Properties distributed to Rackla- Note 8)

Pursuant to the Arrangement, on December 8, 2011, the Company assigned to Rackla all of its rights and obligations relating to its previously held Yukon and Alaska properties.  Total exploration and evaluation asset acquisition costs were reduced by $1,118,008 and have been recorded as a distribution to Rackla.

10.

COMMITMENT

The Company has entered into operating lease agreements for its office premises. The Company also sub leases rental space to other companies related by common directors and officers on a month to month basis which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below are the gross commitments.  The annual commitments under the leases are as follows:

2013	$ 294,481
2014	298,506
2015	300,998
2016	225,690
2017	190,608
2018	190,608
2019	190,608
$ 1,691,499

11.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Fiscal 2012

There was no share capital activity during the year ended December 31, 2012.

Fiscal 2011

During the year ended December 31, 2011, as part of option payments relating to portions of the Sixty Mile Property, the Company issued 34,246 shares on May 11, 2011 and 100,266 shares on August 16, 2011. The Company issued 25,000 shares on July 27, 2011 as part of the option payments due on the Rivier Property.

On July 4, 2011, the Company closed a private placement of 6,100,000 units at $0.60 per unit for gross proceeds of $3,660,000.  The proceeds on the sale of units are allocated all to share capital and none to warrants, based on a residual method approach to assigning proceeds to warrants. The Company paid $52,350 cash, 199,250 units and 286,499 warrants as finders’ fees in connection with the financing.  Each private placement unit consists of one common share and one-half of a share purchase warrant.  The 99,624 warrants issued as part of the finders’ fee units and the additional 286,499 warrants issued as finders’ fees entitle the holder to purchase an additional common share exercisable for one year at a price of $0.75.  The fair value of the 286,499 finders’ fee warrants was $33,261 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.24%, dividend yield of 0%, volatility of 79% and expected life of one year.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL AND RESERVES – (cont’d)

a)

Common Shares – (cont’d)

Fiscal 2011– (cont’d)

During the year ended December 31, 2011, 105,000 stock options were exercised for gross proceeds of $37,250.  The Company reallocated the fair value of these options previously recorded in the amount of $33,213 from other equity reserve to capital stock.

During the year ended December 31, 2011, 384,316 share purchase warrants were exercised for gross proceeds of $195,448. The Company reallocated the fair value of those share purchase warrants previously recorded in the amount of $22,252 from other equity reserve to capital stock.

Fiscal 2010

During the year ended December 31, 2010, as part of option payments relating to portions of the Sixty Mile Property, the Company issued 50,633 shares on March 16, 2010, 79,309 shares on August 26, 2010 and 67,567 shares on September 10, 2010.  The Company issued 25,000 shares on September 8, 2010 as part of the option payments due on the Rivier Property.

On December 3, 2010, the Company closed a private placement of 5,800,000 flow-through common shares at $0.65 per share for gross proceeds of $3,770,000. The Company issued 194,422 common shares and 259,230 share purchase warrants and paid $42,125 cash as finders’ fees in connection with the financing.  All warrants issued entitle the holder to purchase an additional common share exercisable for one and a half years at a price of $0.70.  The fair value of the warrants issued for finders’ fees was $109,515 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.62%, dividend yield of 0%, volatility of 87% and expected life of one and a half years.

On June 17, 2010, the Company closed a private placement of 13,000,000 units at $0.35 per unit for gross proceeds of $4,550,000.  The proceeds on the sale of units are all allocated to share capital and none to warrants. The Company paid $15,857 cash, 525,766 units and 571,071 warrants as finders’ fees in connection with the financing.  Each private placement unit consists of one common share and one-half of a share purchase warrant.  The warrants issued as part of the private placement unit entitle the holder to purchase an additional common share exercisable for two years at a price of $0.50.  The 571,071 warrants issued as finders’ fees entitle the holder to purchase an additional common share exercisable for one year at a price of $0.55. The fair value of the 571,071 finders’ fee warrants was $30,919 and was recorded as share issuance costs and an offset to other equity reserve. The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.76%, dividend yield of 0%, volatility of 84% and expected life of one year.

On May 27, 2010, the Company closed a private placement of 5,606,143 flow-through common shares at $0.45 per share for gross proceeds of $2,522,764. The Company issued 233,361 common shares and 233,361 share purchase warrants as finders’ fees in connection with the financing.  All warrants issued entitle the holder to purchase an additional common share exercisable for one year at a price of $0.50.  The fair value of the warrants issued for finders’ fees was $18,694 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.60%, dividend yield of 0%, volatility of 87% and expected life of one year.

During the year ended December 31, 2010, 460,000 stock options were exercised for gross proceeds of $187,100.  The Company reallocated the fair value of these options previously recorded in the amount of $137,282 from other equity reserve to capital stock.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL AND RESERVES – (cont’d)

a)

Common Shares – (cont’d)

Fiscal 2010– (cont’d)

During the year ended December 31, 2010, 136,850 share purchase warrants were exercised for gross proceeds of $68,650. The Company reallocated the fair value of these share purchase warrants previously recorded in the amount of $243 from other equity reserve to capital stock.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2010 to December 31, 2012:

	Number of warrants	Weighted average exercise price
Balance, January 1, 2010	-	$ -
Issued	7,826,546	$0.51
Exercised (1)	(136,850)	$0.50
Balance, December 31, 2010	7,689,696	$0.51
Forfeited / expired	(500,766)	$0.55
Issued	3,436,123	$0.75
Exercised (2)	(384,316)	$0.51
Balance, December 31, 2011	10,240,737	$0.59
Forfeited / expired	(905,736)	$0.49
Balance, December 31, 2012	9,335,001	$0.43

(1)

The average share price was $0.71 at the time the warrants were exercised.

(2)

The average share price was $0.72 at the time the warrants were exercised.

As at December 31, 2012, the following share purchase warrants were outstanding:

Expiry date	Number of warrants	Original exercise price	Adjusted exercise price(1)
June 16, 2013 (2)	6,285,001	$0.50	$0.37
July 3, 2013 (2)	3,050,000	$0.75	$0.55
	9,335,001

(1)

On February 6, 2012, the exercise prices for outstanding warrants were reduced to 73% of their original exercise price as a result of the Spin-Out.

(2)

On May 31, 2012, the Company extended the expiry dates of 6,285,001 outstanding warrants exercisable at $0.37 per share by one year to June 16, 2013, and 3,050,000 outstanding warrants exercisable at $0.55 per share by one year to July 3, 2013.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL AND RESERVES – (cont’d)

c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Other equity reserve’, ‘Deficit’ and ‘Accumulated Other Comprehensive Loss/Income’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings from period to period.

Accumulated other comprehensive loss/income comprises of available-for-sale reserve. This reserve is used to recognize fair value changes on available-for-sale investments.

12.

SHARE-BASED PAYMENTS

a)

Option Plan Details

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option is not less than the closing market price of the Company’s stock on the trading day prior to the date of grant. Options granted to investor relations personnel vest in accordance with TSX-V regulation. The options are for a maximum term of ten years.

The following is a summary of changes in options for the year ended December 31, 2012:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Apr 17, 2007	Apr 16, 2012	$0.52	565,000	-	-	(565,000)	-	-
Sep 06, 2007	Sep 05, 2012	$0.56	850,000	-	-	(850,000)	-	-
May 06, 2008	May 05, 2013	$0.26	575,000	-	-	-	575,000	575,000
Jan 08, 2010	Jan 07, 2020	$0.29	1,595,000	-	-	(25,000)	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	1,570,000	-	-	(750,000)	820,000	820,000
Nov 18, 2010	Nov 17, 2020	$0.69	75,000	-	-	(75,000)	-	-
Jul 04, 2011	Jul 03, 2021	$0.60	55,000	-	-	(55,000)	-	-
Jul 27, 2011	Jul 26, 2021	$0.81	320,000	-	-	(30,000)	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	-	2,255,000	-	-	2,255,000	2,255,000
			5,705,000	2,255,000	-	(2,350,000)	5,610,000	5,610,000
Weighted average exercise price			$0.50	$0.20	-	$0.60	$0.34	$0.34

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

 (Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

a)

Option Plan Details – (cont’d)

The following is a summary of changes in options for the year ended December 31, 2011:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Feb 22, 2006	Feb 21, 2011	$0.70	1,110,000	-	-	(1,110,000)	-	-
Apr 17, 2007	Apr 16, 2012	$0.52	595,000	-	-	(30,000)	565,000	565,000
Sep 06, 2007	Sep 5, 2012	$0.56	850,000	-	-	-	850,000	850,000
May 06, 2008	May 5, 2013	$0.26	615,000	-	(40,000)	-	575,000	575,000
Jan 08, 2010	Jan 7, 2020	$0.29	1,640,000	-	(45,000)	-	1,595,000	1,595,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	1,620,000	-	(20,000)	(30,000)	1,570,000	1,570,000
Nov 18, 2010	Nov 17, 2020	$0.69	75,000	-	-	-	75,000	75,000
Jul 04, 2011	Jul 3, 2021	$0.60	-	55,000	-	-	55,000	55,000
Jul 27, 2011	Jul 26, 2021	$0.81	-	320,000	-	-	320,000	320,000
			6,605,000	375,000	(105,000)	(1,170,000)	5,705,000	5,705,000
Weighted average exercise price			$0.52	$0.78	$0.35	$0.70	$0.50	$0.50

The following is a summary of changes in options for the year ended December 31, 2010:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited	Closing balance	Vested and exercisable	Unvested
Feb 22, 2006	Feb 21, 2011	$0.70	1,870,000	-	-	(760,000)	1,110,000	1,110,000	-
Apr 17, 2007	Apr 16, 2012	$0.52	835,000	-	(240,000)	-	595,000	595,000	-
Jun 01, 2007	May 31, 2012	$0.62	50,000	-	-	(50,000)	-	-	-
Sep 06, 2007	Sep 5, 2012	$0.56	850,000	-	-	-	850,000	850,000	-
May 06, 2008	May 5, 2013	$0.26	665,000	-	(50,000)	-	615,000	615,000	-
Jan 08, 2010	Jan 7, 2020	$0.29	-	1,810,000	(170,000)	-	1,640,000	1,590,000	50,000
May 26, 2010	May 25, 2020	$0.36	-	100,000	-	-	100,000	50,000	50,000
Sep 24, 2010	Sep 23, 2020	$0.69	-	1,620,000	-	-	1,620,000	1,488,750	131,250
Nov 18, 2010	Nov 17, 2020	$0.69	-	75,000	-	-	75,000	75,000	-
			4,270,000	3,605,000	(460,000)	(810,000)	6,605,000	6,373,750	231,250
Weighted average exercise price			$0.57	$0.48	$0.41	$0.70	$0.52	$0.51	$0.53

 There were no options exercised during the year ended December 31, 2012. The average share price at the time the options were exercised during the year ended December 31, 2011 was $0.80 (2010: was $0.76).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

b)

Fair Value of Options Issued During the Year

The weighted average fair value at grant date of options granted during the year ended December 31, 2012 was $0.17 per option (2011: $0.67; 2010: $0.46).

The weighted average remaining contractual life of the options outstanding at December 31, 2012 is 7.71 years.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

The model inputs for options granted during the years ended December 31, 2012, 2011 and 2010 included:

Grant date	Expiry date	Share price at grant date	Exercise price	Risk-free interest rate	Expected life	Volatility factor	Dividend yield
12/13/12	12/12/22	$0.20	$0.20	1.80%	10 years	89%	0%
07/27/11	07/26/21	$0.81	$0.81	2.88%	10 years	90%	0%
07/04/11	07/03/21	$0.55	$0.60	3.08%	10 years	89%	0%
11/18/10	11/17/20	$0.59	$0.69	3.12%	10 years	89%	0%
09/24/10	09/23/20	$0.74	$0.69	2.86%	10 years	90%	0%
05/26/10	05/25/20	$0.36	$0.36	3.25%	10 years	89%	0%
01/08/10	01/07/20	$0.35	$0.29	3.59%	10 years	89%	0%

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

c)

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the year as part of share-based compensation expense were $385,320 (2011: $306,915; 2010: $1,612,792).

As of December 31, 2012 and 2011 there was no amount (2010: $56,697) of total unrecognized compensation cost related to unvested share-based compensation awards.

d)

Amounts Capitalized Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions that were capitalized during the year as part of exploration and evaluation asset acquisition costs were $Nil (2011: $119,700; 2010: $111,300).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

13.

INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The difference between tax expense for the year and the expected income taxes based on the statutory tax rate arises as follows:

	December 31, 2012	December 31, 2011	December 31, 2010
		(Restated)
Income (loss) before income taxes	$ 8,929,357	$ (3,350,056)	$ (4,936,707)
Tax charge/(recovery) based on the statutory rate of 25% (2011: 26.5%; 2010: 28.5%)	2,232,000	(888,000)	(1,407,000)
Non-deductible expenses	190,000	(1,095,000)	551,000
Different tax rates in other jurisdictions	(3,172,000)	298,000	98,000
Non-taxable portion of capital gains	150,000	(555,000)	(21,000)
Expiry of loss carry forward	-	-	503,000
Flow-through shares renunciation	-	449,000	97,000
Spin out impact	-	1,250,000	-
Initial recognition exemption and other	197,000	(67,000)	(24,000)
Changes in unrecognized deferred tax assets	403,000	(108,000)	(155,000)
Total income tax expense / (recovery)	$ -	$ (716,000)	$ (358,000)

Effective January 1, 2012, the Canadian Federal corporate tax rate decreased from 16.5% to 15% and the British Columbia provincial tax stayed at 10%.

The tax rate of 0.0% represents the federal statutory rate applicable for the 2012 taxation year for the Cayman Islands, 30.0% for Mexico, 5.0% for Guatemala and 30.0% for Nicaragua.

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	December 31, 2012	December 31, 2011 (Restated)
Loss carry forwards	$ 907,000	$ 640,000
Property and equipment	105,000	82,000
Mineral Properties	571,000	565,000
Other deductible temporary differences	130,000	23,000
Unrecognized tax assets	(1,713,000)	(1,310,000)
	$ -	$ -

As at December 31, 2012, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years.

Non-capital Canadian tax losses expiring as follows:

Year of expiry	Taxable losses
2026	$ 108,000
2027	$ 1,009,000
2028	$ 653,000
2030	$ 831,000
2032	$ 1,027,000
Total	$ 3,628,000

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the year ended December 31, 2012 consist of directors, officers and companies with common directors as follows:

Related Party	Nature of Transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla Metals Inc. (“Rackla”) (Associate)	Shared general and administrative expenses
Fortuna Silver Mines Inc. (“Fortuna”)	Shared general and administrative expenses
Focus Ventures Ltd. (“Focus”)	Shared general and administrative expenses
Iron Creek Capital Corp. (“Iron Creek”)	Shared general and administrative expenses
Emerick Resources Corp. (“Emerick”)	Shared general and administrative expenses
Western Pacific Resources Corp. (“Western Pacific”)	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp. (“Voyager”)	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the consolidated financial statements (Note 8 and 9), the Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the year ended December 31, 2012:

	2012	2011	2010
Expenses:
Consulting	$ -	$ 10,000	$ 30,000
Salaries and benefits	34,488	23,014	22,630
Mineral property costs:
Salaries and benefits	76,979	62,650	48,829
Geological consulting fees	-	-	3,170
	$ 111,467	$ 95,664	$ 104,629

Effective July 1, 2012, the Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company.  During the year ended December 31, 2012, the Company reimbursed Gold Group, $63,532  in general and administrative expenses consisting of $5,690  in communications, $12,987  in office and miscellaneous, $4,048  in public relations, $11,151  in repairs and maintenance, $10,707  in salary and benefits, and $18,949  in travel and accommodation. There were no transactions with Gold Group for the years ended December 31, 2011 and 2010.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Advances and other receivables include $Nil (December 31, 2011: $75,329) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Prepaid expenses and deposits include an amount of $60,000 (December 31, 2011: $Nil) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Due from related parties of $116,947 (December 31, 2011: $541,889) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. These amounts are unsecured, non-interest bearing and are due on demand.

Accounts payable and accrued liabilities include $85,380 payable to Gold Group for shared administrative costs (December 31, 2011: $70,917 payable to the former Corporate Secretary of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements and $5,600 to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS – (cont’d)

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	2012	2011	2010
Management fees	$ 141,000	$ 60,000	$ 60,000
Salaries, benefits and fees	105,429	71,141	86,422
Share-based payments	92,271	-	439,837
	$ 338,700	$ 131,141	$ 586,259

Total share-based payments to directors not specified as key management personnel during the year ended December 31, 2012 was $81,165 (2011: $105,128; 2010: $308,667).

15.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector relating to precious metals exploration. Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Guatemala, Nicaragua, Caymans and Mexico. Details of identifiable assets by geographic segments are as follows:

Year ended December 31, 2012
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ -	$ 794,388	$ 17,406	$ 73,172	$ 884,966
Interest income	8,883	-	-	-	8,883
Amortization	41,125	10,964	1,776	-	53,865
Profit/(loss) before income taxes	(2,779,050)	(4,442,082)	(450,324)	16,600,813	8,929,357
Capital expenditures*	19,670	28,559	-	-	48,229

Year ended December 31, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 4,954,479	$ 1,387,041	$ 29,899	$ 18,634	$ 6,390,053
Exploration and evaluation assets Distributed (Note 8)	1,118,008	-	-	-	1,118,008
Interest income	61,397	-	-	-	61,397
Amortization	44,119	5,304	6,803	2,108	58,334
Loss before income taxes	(1,491,668)	(1,423,545)	(33,034)	(401,809)	(3,350,056)
Capital expenditures*	471,788	29,748	-	-	501,536

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

15.

SEGMENTED INFORMATION – (cont’d)

Year ended December 31, 2010
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 2,016,987	$ 753,900	$ 55,992	$ 11,511	$ 2,838,390
Interest income	34,275	-	-	-	34,275
Amortization	30,562	4,950	10,002	2,486	48,000
Profit/(loss) before income taxes	(4,195,847)	(757,195)	(92,242)	108,577	(4,936,707)
Capital expenditures*	917,785	1,596	991	-	920,372

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at December 31, 2012
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 17,505,772	$ 82,082	$ 9,441	$ 347,616	$ 17,944,911
Total non-current assets	713,276	578,152	6,489	-	1,297,917
Total assets	$ 18,219,048	$ 660,234	$ 15,930	$ 347,616	$ 19,242,828
Total liabilities	$ 223,111	$ 20,272	$ 660	$ 11,258	$ 255,301

As at December 31, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 3,692,139	$ 347,633	$ 13,876	$ 371,991	$ 4,425,639
Total non-current assets	1,616,331	4,172,136	137,051	-	5,925,518
Total assets	$ 5,308,470	$ 4,519,769	$ 150,927	$ 371,991	$ 10,351,157
Total liabilities	$ 759,362	$ 163	$ 11,405	$ 4,509	$ 775,439

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions. As at December 31, 2012, cash totalling $191,445 (December 31, 2011: $255,717) was held in US dollars, $741 (December 31, 2011: $2,441) in Nicaragua Cordoba, $4,706 (December 31, 2011: $8,091) in Guatemala Quetzal, $5,476 (December 31, 2011: $21,859) in Mexican Pesos and $715 (December 31, 2011: $696) in Peruvian Sols. Based on the above net exposures at December 31, 2012, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $20,300 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold, Focus, Rackla and Fortuna are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $1,655,000 decrease in equity.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At December 31, 2012, the Company had working capital of $17.7 million (December 31, 2011: $3.6 million) available to apply against short-term business requirements. All of the Company’s financial liabilities have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The Statement of Financial Position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for B2Gold, Focus, Fortuna, and Rackla are based on quoted prices and are therefore considered to be Level 1.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

17.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the year ended December 31, 2012. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2012

(Expressed in Canadian Dollars)

18.

CORRECTION OF ERROR IN PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter of 2012, the Company discovered an error in its previously reported consolidated financial statements as at and for the year ended December 31, 2011. The Company is required to separately disclose the impact of correction of errors, if any, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, the Company has classified its marketable securities as available-for-sale financial instruments. Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income. During the third quarter of 2012, the Company re-assessed and determined that its investment in the shares of Focus, a public company with common directors and officers, suffered an impairment as at December 31, 2011.

As a result of this determination, and in accordance with IAS 39, the Company has reclassified the loss previously recognized in other comprehensive income from accumulated other comprehensive income to accumulated deficit. As at and for the year ended December 31, 2011, this reclassification adjustment resulted in a $465,925 increase in other comprehensive income, a $465,925 increase in loss on impairment of available-for-sale investments, a $465,925 increase in accumulated other comprehensive income, and a $465,925 increase in accumulated deficit.  For the year ended December 31, 2011, the reclassification adjustment did not have an impact on operating, financing, or investing cash flow activities and there was no change in loss per share.

	For the year ended December 31, 2011
	As previously reported	As restated
Consolidated statement of financial position:
Accumulated other comprehensive (loss) income	$ 44,449	$ 510,374
Deficit	(53,312,682)	(53,778,607)

Consolidated statement of comprehensive income (loss):
Impairment on available-for-sale investments	$ -	$ (465,925)
Income (loss) before income taxes	(2,884,131)	(3,350,056)
Net income (loss) for the year	(2,167,377)	(2,633,302)
Fair value gains on available-for-sale investments	165,966	631,891
Total comprehensive loss	(2,001,411)	(2,001,411)
Basic and diluted earnings (loss) per share	$ (0.03)	$ (0.03)

19.

EVENTS AFTER THE REPORTING DATE

Subsequent to December 31, 2012, the Company sold 677,500 shares of its available-for-sale investment in B2Gold for proceeds of approximately $2.6 million.

APPENDIX “D”

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

D - 1

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

(Expressed in Canadian Dollars)

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

Report of Independent Registered Public Accounting Firm

To the shareholders of Radius Gold Inc.

We have audited the accompanying consolidated financial statements of Radius Gold Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the IASB, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Radius Gold Inc. and its subsidiaries as at December 31, 2013 and 2012, and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2013, in accordance with International Financial Reporting Standards, as issued by the IASB.

(signed)  “BDO CANADA LLP”

Chartered Accountants

Vancouver, British Columbia

April 29, 2014

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at:	December 31,	December 31,
	2013	2012

ASSETS

Current assets
Cash and cash equivalents (Note 5)	$ 1,560,788	$ 994,367
Available-for-sale investments (Note 6)	8,687,428	16,550,166
Advances and other receivables	63,293	40,150
Taxes receivable	11,426	49,203
Due from related parties (Note 14)	33,817	116,947
Prepaid expenses and deposits (Note 14)	143,981	194,078
Total current assets	10,500,733	17,944,911

Non-current assets
Long-term deposits	134,623	73,623
Property and equipment (Note 7)	153,102	199,606
Exploration and evaluation assets (Notes 8 and 9)	531,369	531,369
Investment in associate (Note 8)	1	493,319
Total non-current assets	819,095	1,297,917

TOTAL ASSETS	$ 11,319,828	$ 19,242,828

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 14)	$ 103,059	$ 255,301
Total liabilities	103,059	255,301

Shareholders' equity
Share capital (Note 11)	56,592,613	56,592,613
Other equity reserve	6,636,658	6,636,658
Deficit	(53,137,013)	(44,849,250)
Accumulated other comprehensive income	1,124,511	607,506
Total shareholders' equity	11,216,769	18,987,527

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,319,828	$ 19,242,828

Events after the reporting date – Note 19

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON APRIL 29, 2014 BY:

“Simon Ridgway”	, Director	“Ralph Rushton”	, Director
Simon Ridgway		Ralph Rushton

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars)

	2013	2012	2011

EXPLORATION EXPENDITURES	$ 1,039,309	$ 884,966	$ 6,390,053
GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	47,738	53,865	58,334
Communications (Note 14)	8,616	9,834	18,798
Consulting fees (Note 14)	28,000	127,826	114,544
Donations	-	11,973	1,593
Legal and audit fees	99,698	186,062	132,763
Management fees (Note 14)	79,500	141,000	60,000
Office and miscellaneous (Note 14)	75,729	43,182	62,186
Property investigations (Note 14)	101,009	19,685	-
Public relations (Note 14)	34,792	68,301	124,662
Rent and utilities (Note 14)	50,321	58,356	25,714
Repair and maintenance (Note 14)	9,209	29,450	27,802
Salaries and benefits (Note 14)	248,635	264,951	216,435
Share-based compensation (Notes 12 and 14)	-	385,320	306,915
Transfer agent and regulatory fees (Note 14)	18,302	17,192	25,659
Travel and accommodation (Note 14)	42,507	81,621	67,058
	844,056	1,498,618	1,242,463
Loss before other income/(expenses)	(1,883,365)	(2,383,584)	(7,632,516)

OTHER INCOME (EXPENSES)
Share of post-tax losses of associate (Note 8)	(493,318)	(366,950)	(6,250)
Impairment on shares held in associate (Note 8)	-	(855,632)	-
Gain on distribution (Note 8)	-	-	4,807,443
Plan of arrangement costs (Note 8)	-	-	(289,313)
Foreign currency exchange gain (loss)	4,007	(13,062)	15,134
Gain on sale of properties (Note 9)	-	16,278,410	-
Loss on disposal of property (Note 9)	-	(3,823,118)	-
Gain (loss) on disposal of property and equipment	-	(41,780)	2,886
Gain on sale of marketable securities	81,217	46,065	-
Impairment on available-for-sale investment (Notes 6 and 18)	(5,934,443)	(20,148)	(465,925)
Gain from mineral property option agreements	98,590	101,564	157,088
Investment income	22,141	8,883	61,397
Write off of exploration and evaluation costs (Note 9)	(171,815)	-	-
Write off of receivables (Note 9)	(10,777)	(1,291)	-
Income (loss) before income taxes	(8,287,763)	8,929,357	(3,350,056)
Deferred income tax recovery (Note 13)	-	-	716,754
Net income (loss) for the year	$ (8,287,763)	$ 8,929,357	$(2,633,302)
Other comprehensive income
Fair value gains on available-for-sale investments (Note 6)	517,005	97,132	631,891
Total comprehensive income (loss)	$ (7,770,758)	$ 9,026,489	$(2,001,411)
Basic and diluted earnings (loss) per share (Note 3)	$(0.10)	$0.10	$(0.03)
Weighted average number of common shares outstanding	86,675,617	86,675,617	83,231,679

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, December 31, 2010	79,727,539	$ 52,631,209	$ 5,966,627	$ (121,517)	$ (45,078,001)	$ 13,398,318
Loss for the year	-	-	-	-	(2,633,302)	(2,633,302)
Shares issued for private placements	6,100,000	3,660,000	-	-	-	3,660,000
Shares issued for finders' fees	199,250	119,550	-	-	-	119,550
Shares issued for property acquisition	159,512	119,700	-	-	-	119,700
Options exercised	105,000	37,250	-	-	-	37,250
Warrants exercised	384,316	195,448	-	-	-	195,448
Transfer of other equity reserve on exercise of options	-	33,213	(33,213)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	22,252	(22,252)	-	-	-
Share issuance costs	-	(226,009)	33,261	-	-	(192,748)
Available-for-sale investments	-	-	-	631,891	-	631,891
Fair value of distributed assets	-	-	-	-	(6,067,304)	(6,067,304)
Share-based compensation	-	-	306,915	-	-	306,915
Balance, December 31, 2011	86,675,617	56,592,613	6,251,338	510,374	(53,778,607)	9,575,718
Income for the year	-	-	-	-	8,929,357	8,929,357
Available-for-sale investments	-	-	-	97,132	-	97,132
Share-based compensation	-	-	385,320	-	-	385,320
Balance, December 31, 2012	86,675,617	56,592,613	6,636,658	607,506	(44,849,250)	18,987,527
Loss for the year	-	-	-	-	(8,287,763)	(8,287,763)
Available-for-sale investments	-	-	-	517,005	-	517,005
Balance, December 31, 2013	86,675,617	$ 56,592,613	$ 6,636,658	$ 1,124,511	$ (53,137,013)	$ 11,216,769

The accompanying notes form an integral part of these consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2013, 2012 and 2011

(Expressed in Canadian Dollars)

	2013	2012	2011
Cash provided by (used in):
OPERATING ACTIVITIES
Net income (loss) for the year	$ (8,287,763)	$ 8,929,357	$ (2,633,302)
Items not involving cash:
Amortization	47,738	53,839	58,334
Gain from mineral property option agreements	(98,590)	(101,564)	(157,088)
Gain on sale of exploration and evaluation asset (Note 9)	-	(16,278,410)	-
Loss from disposal of exploration and evaluation asset (Note 9)	-	3,823,118	-
Loss (gain) from disposal of property and equipment	-	41,780	(2,886)
Write off of exploration and evaluation assets	171,815	-	-
Write off of receivables	10,777	1,291	-
Investment income	(22,141)	(8,883)	(61,397)
Impairment of available-for-sale investments (Notes 6 and 18)	5,934,443	20,148	465,925
Impairment of shares held in associate	-	855,632	-
Gain on sale of marketable securities	(81,217)	(46,065)	-
Gain on distribution	-	-	(4,807,443)
Share of post-tax losses of associate	493,318	366,950	6,250
Deferred income tax recovery	-	-	(716,754)
Share-based compensation	-	385,320	306,915
	(1,831,620)	(1,957,461)	(7,541,446)
Changes in non-cash working capital items:
Advances and other receivables	(33,920)	295,770	(463,329)
Taxes receivable	37,777	312,494	(266,193)
Prepaid expenses and deposits	(10,903)	155,755	(204,685)
Long-term deposits	-	(3,198)	(46,544)
Due from related parties	83,130	424,942	(365,381)
Accounts payable and accrued liabilities	(152,242)	(520,138)	227,461
	(1,907,778)	(1,291,836)	(8,660,117)
FINANCING ACTIVITIES
Costs of issue of shares	-	-	(73,198)
Proceeds on issuance of common shares	-	-	3,892,698
	-	-	3,819,500
INVESTING ACTIVITIES
Cash distributed on distribution of Rackla Metal shares	-	-	(1,000,000)
Investment in associate (Note 8)	-	(215,254)	-
Expenditures on exploration and evaluation asset acquisition costs	(171,815)	-	(191,919)
Investment income	22,141	8,883	61,397
Proceeds from mineral property option agreements	49,295	50,782	106,206
Proceeds from disposal of mineral property (Note 9)	-	98,750	-
Expenses incurred on sale of mineral property rights (Note 9)	-	(304,746)	-
Proceeds from sale of marketable securities and investments (Note 6)	2,575,812	928,365	1,412
Proceeds from sale of property and equipment	-	4,078	24,477
Purchase of property and equipment (Note 7)	(1,234)	(48,229)	(113,599)
	2,474,199	522,629	(1,112,026)
Foreign exchange on opening cash and cash equivalents	-	-	870
Increase/(decrease) in cash and cash equivalents	566,421	(769,207)	(5,951,773)
Cash and cash equivalents - beginning of year	994,367	1,763,574	7,715,347
Cash and cash equivalents - end of year	$ 1,560,788	$ 994,367	$ 1,763,574

The accompanying notes form an integral part of these consolidated financial statements

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties located primarily in Central America. The address of the Company’s head office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of Measurement

These consolidated financial statements have been prepared on the historical cost basis, as modified by any revaluation of available-for-sale financial assets.

The consolidated financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Nature of Operations

At December 31, 2013, the Company had no revenue producing operations and had accumulated losses of $53,137,013 since inception. However, the Company has sufficient cash resources and a working capital surplus of $10.4 million to meet its obligations for at least the next twelve months from the end of the reporting year. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

These financial statements have been presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Realization values may be substantially different from the carrying values shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are deconsolidated from the date control ceases.

Details of the Company’s principal subsidiaries at December 31, 2013 are as follows:

Name	Place of Incorporation	Interest %	Principal Activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Minerales de Nicaragua S.A.	Nicaragua	100%	Exploration company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Radius (Cayman) Inc	Cayman Islands	100%	Holding company

b)

Investment in Associates

Where the Company has the power to participate in (but not control) the financial and operating policy decisions of another entity, it is classified as an associate. Associates are initially recognized in the consolidated statement of financial position at cost. The Company's share of post-acquisition profits and losses is recognized in the consolidated statement of comprehensive income (loss), except that losses in excess of the Company’s investment in the associate are not recognized unless there is an obligation to fund those losses.

Profits and losses arising on transactions between the Company and its associates are recognized only to the extent of unrelated investors' interests in the associate. The investor's share in the associate's profits and losses resulting from these transactions is eliminated against the carrying value of the associate.

Any premium paid for an associate above the fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the associate. Where there is objective evidence that the investment in an associate has been impaired the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

c)

Foreign Currency Translation

The functional and presentation currency of the Company and its principal subsidiaries is the Canadian dollar. Transactions denominated in a currency other than an entity’s functional currency are translated as follows: unsettled monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates prevailing at the date of the statement of financial position and non-monetary items are translated at exchange rates prevailing when the assets were acquired or obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date.  Gains or losses arising from the translations are included in operations.

d)

Cash and Cash Equivalents

Cash and cash equivalents includes cash at banks and on hand, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of change of value.

e)

Mineral Exploration and Evaluation Expenditures

Acquisition costs for exploration and evaluation assets are capitalized and include the cash consideration paid and the fair value of common shares issued on acquisition, at the earlier of the date the counterparty’s performance is complete or the share issuance date.. Exploration expenditures, net of recoveries, are charged to operations as incurred.  After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. On transfer to development properties, capitalized exploration and evaluation assets are assessed for impairment.

Options are exercisable entirely at the discretion of the optionee and amounts received from optionees in connection with option agreements are credited against the capitalized acquisition costs classified as exploration and evaluation assets on the statement of financial position and amounts received in excess are credited to gain from exploration and evaluation asset option agreements on the statement of operations.

Where the Company has entered into option agreements to acquire interests in exploration and evaluation assets that provide for periodic payments or periodic share issuances, amounts unpaid and unissued are not recorded as liabilities since they are payable and issuable entirely at the Company’s option. Option payments are recorded as exploration and evaluation costs when the payments are made or received and the share issuances are recorded as exploration and evaluation costs using the fair market value of the Company’s common shares at the earlier of the date the counterparty’s performance is complete or the share issuance date.

The Company is in the process of exploring and developing its exploration and evaluation assets and has not yet determined the amount of reserves available. Management reviews the carrying value of exploration and evaluation assets on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, the Company will test the asset for impairment based upon a variety of factors, including current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the asset or from the sale of the asset. Amounts shown for exploration and evaluation assets represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate.  Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.  Generally, the timing of these accruals would be when the actual environmental disturbance occurs.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

f)

Property, Equipment and Amortization

Recognition and Measurement

On initial recognition, property and equipment are valued at cost, being the purchase price and directly attributable costs of acquisition required to bring the asset to the location and condition necessary to be capable of operating in a manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property and equipment is subsequently measured at cost less accumulated amortization, less any accumulated impairment losses, with the exception of land, which is not amortized.

When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components) of property and equipment.

Subsequent Costs

The cost of replacing part of an item of property and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing of property and equipment are recognized in profit or loss as they are incurred.

Major Maintenance and Repairs

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

Gains and Losses

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount, that are recognized net within other income in profit or loss.

Amortization

Amortization is recognized in profit or loss and property and equipment is amortized over their estimated useful lives using the following methods:

Leasehold improvements	7 – 8 years straight-line
Trucks	4 – 8 years straight-line
Computer equipment	25% - 50% declining balance
Field equipment	30% declining balance
Furniture and equipment	20% declining balance
Geophysical equipment	20% declining balance

Additions to equipment are amortized at one-half rate during the year of acquisition.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

g)

Earnings / Loss per Share

Basic income/(loss) per share is calculated by dividing the net income/(loss) available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity.

For the years ended December 31, 2013, 2012 and 2011, potentially dilutive common shares (relating to options and warrants outstanding at year-end) totalling 4,915,000 (2012: 14,945,001; 2011: 15,945,737) were not included in the computation of earnings/(loss) per share, because their effect was anti-dilutive (2012: were out of the money; 2011: their effect was anti-dilutive).  As such, basic and diluted earnings and losses per share are the same for the periods presented.

h)

Income Taxes

Income tax expense comprises current and deferred tax. Current and deferred tax are recognized in net loss/income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for those taxable temporary differences arising on the initial recognition of goodwill or on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset only to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

i)

Share Capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares, share warrants, and options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from proceeds.

Warrants issued by the Company typically accompany an issuance of shares in the Company (a “Unit”), and entitle the warrant holder to exercise the warrants for a stated price and a stated number of common shares in the Company. The fair value of the Unit’s components sold is measured using the residual value approach.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

j)

Share-based Payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss/income over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statements of comprehensive loss/income over the remaining vesting period.

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in comprehensive loss/income over the vesting period, described as the period during which all the vesting conditions are to be satisfied.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss/income. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model or the fair value of the shares granted.

All equity-settled share-based payments are reflected in other equity reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in other equity reserve is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

k)

Provisions

Rehabilitation Provision

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the year in which the obligation is incurred. The nature of the rehabilitation activities may include restoration, reclamation and revegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related exploration properties. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

The company has determined that there are no rehabilitation provisions as at December 31, 2013 and 2012.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

k)

Provisions – (cont’d)

Other Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

l)

Impairment of Non-Financial Assets

Impairment tests on non-financial assets, including exploration and evaluation assets are undertaken whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets.

An impairment loss is charged to the profit or loss, except to the extent they reverse gains previously recognized in other comprehensive loss/income.

m)

Financial Instruments

Financial Assets

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Loans and Receivables

These assets are non-derivative financial assets resulting from the delivery of cash or other assets by a lender to a borrower in return for a promise to repay on a specified date or dates, or on demand.  They are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transactions costs. Gains or losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

The Company’s loans and receivables comprise advances and other receivables, due from related parties, deposits and cash and cash equivalents in the consolidated statement of financial position.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

m)

Financial Instruments – (cont’d)

Available-For-Sale Investments

Non-derivative financial assets not included in the other categories are classified as available-for-sale and comprise principally the Company’s strategic investments in entities not qualifying as subsidiaries or associates.  Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income. Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset (which constitutes objective evidence of impairment), the full amount of the impairment, including any amount previously recognized in other comprehensive loss/income, is recognized in profit or loss. Any subsequent increased in the fair value of available-for-sale investments are recorded through other comprehensive income. If there is no quoted market price in an active market and fair value cannot be readily determined, available-for-sale investments are carried at cost.

Purchases and sales of available-for-sale financial assets are recognized on a trade date basis. On sale or impairment, the cumulative amount recognized in other comprehensive loss/income is reclassified from accumulated other comprehensive loss/income to profit or loss.

Impairment of Financial Assets

At each reporting date the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

Financial Liabilities

Financial liabilities are classified as other financial liabilities, based on the purpose for which the liability was incurred, and comprise accounts payables and accrued liabilities. These liabilities are initially recognized at fair value net of any transaction costs directly attributable to the issuance of the instrument and subsequently carried at amortized cost using the effective interest rate method. This ensures that any interest expense over the period of repayment is at a constant rate on the balance of the liability carried in the statement of financial position.  Interest expense, in this context, includes initial transaction costs and premiums payable on redemption, as well as any interest or coupon payable while the liability is outstanding.

Accounts payables represent liabilities for goods and services provided to the Company prior to the end of the period which are unpaid. Accounts payable amounts are unsecured and are usually paid within forty-five days of recognition.

The Company has made the following designations of its financial instruments:

Cash and cash equivalent	Loans and receivables
Investments in publicly-listed companies	Available-for-sale financial assets
Advances and other receivables	Loans and receivables
Amounts due from related parties	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

n)

Adoption of New and Amended IFRS Pronouncements

Effective January 1, 2013, the Company adopted the following new and revised International Financial Reporting Standards (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”).

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The only item in accumulated other comprehensive income relates to fair value adjustments on available-for-sale investments. The statement of comprehensive income/loss in these consolidated financial statements has been amended to reflect the presentation requirements under the amended IAS 1.

IFRS 7 Financial Statements: Disclosures

The amendment to IFRS 7 enhances the disclosure required when offsetting financial assets and liabilities. The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (cont’d)

o)

Standards, Amendments and Interpretations Not Yet Effective

The following new standards have been issued by the IASB but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income/loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – (cont’d)

The key areas of judgment applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc;

b)

The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less that its original cost at each reporting period;

c)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects; and

d)

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

The key estimate applied in the preparation of the consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

b)

Option pricing models require the input of highly subjective assumptions, including the expected price volatility and options expected life. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options

5.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company does not hold any deposits with maturities of greater than three months from the date of acquisition. Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

6.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value. As of December 31, 2013, available-for-sale investments consisted of 3,883,394 common shares of B2Gold Corp. (“B2Gold”) and 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), both of which are public companies. The Company originally received 4,815,894 B2Gold shares on August 10, 2012, pursuant to the disposal of a mineral property. The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the year ended December 31, 2013, the Company sold 677,500 shares in B2Gold for proceeds of $2,421,814. Subsequent to December 31, 2013, the Company sold an additional 1,057,000 B2Gold shares B2Gold for proceeds of $3,350,858.  During the year ended December 31, 2013, the Company sold its holding of 34,589 common shares of Fortuna Silver Mines Inc. (“Fortuna”) for proceeds of $153,998.

As at December 31, 2013, the recorded amount for the available-for-sale investments was $8,687,428 (December 31, 2012: $16,550,166).  An unrealized gain, net of tax, of $517,005 was recorded in other comprehensive income/loss during the year ended December 31, 2013 (2012: $97,132; 2011: $631,891, net of tax of $79,000).

During the year ended December 31, 2013, the Company determined that the decline in value of the Focus shares was prolonged and, accordingly, recorded an impairment of $70,518.  Total impairment provisions on Focus shares as at December 31, 2013 is $556,591.  During the year ended December 31, 2013, the Company determined that the decline in value of B2Gold shares was both significant and prolonged and, accordingly, recorded an impairment of $5,863,925.  Total impairment provisions on B2Gold shares as at December 31, 2013 is $5,863,925.

The fair value of quoted securities is based on published market prices.

	B2Gold	Focus	Fortuna	Rackla(1)(2)	Cordoba(3)	Solomon Resources Limited	Portfolio Investments	Total
Balance, December 31, 2010	$ -	$ 523,851	$ 37,346	$ -	$ 300,000	$ 132,000	$ 1,412	$ 994,609
Acquisition of shares	-	-	29,794	-	-	22,500	-	52,294
Transferred on distribution of assets (Note 8)	-	-	-	-	(600,000)	(48,750)	-	(648,750)
Disposition of shares	-	-	-	-	-	-	(1,412)	(1,412)
Impairment adjustment	-	(465,925)	-	-	-	-	-	(465,925)
Net change in fair value recorded in other comprehensive income	-	143,555	14,301	358,785	300,000	(105,750)	-	710,891
Balance, December 31, 2011	-	201,481	81,441	358,785	-	-	-	641,707
Acquisition of shares	16,662,993	-	50,782	-	-	-	-	16,713,775
Disposition of shares	(882,300)	-	-	-	-	-	-	(882,300)
Impairment adjustment	-	(20,148)	-	-	-	-	-	(20,148)
Net change in fair value recorded in other comprehensive income	456,090	-	(36,051)	(322,907)	-	-	-	97,132
Balance, December 31, 2012	16,236,783	181,333	96,172	35,878	-	-	-	16,550,166
Acquisition of shares	-	-	49,295	-	-	-	-	49,295
Disposition of shares	(2,344,150)	-	(150,445)	-	-	-	-	(2,494,595)
Impairment adjustment (Note 6)	(5,863,925)	(70,518)	-	-	-	-	-	(5,934,443)
Net change in fair value recorded in other comprehensive income	437,091	110,814	4,978	(35,878)	-	-	-	517,005
Balance, December 31, 2013	$ 8,465,799	$ 221,629	$ -	$ -	$ -	$ -	$ -	$ 8,687,428

(1)

The Company’s holding of 7,175,700 tradable Rackla Metals Inc. (“Rackla”) warrants expired during the year ended December 31, 2013.

(2)

The Company also holds 9,866,376 free trading common shares of Rackla but they are recorded as an investment in associate (Note 8).

(3)

Cordoba Minerals Corp. (formerly Wesgold Minerals Inc.)

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, December 31, 2011	$51,893	$258,945	$242,851	$52,867	$83,594	$2,480	$692,630
Additions	7,111	26,095	5,234	9,789	-	-	48,229
Disposals	-	(69,402)	-	-	-	-	(69,402)
Balance, December 31, 2012	59,004	215,638	248,085	62,656	83,594	2,480	671,457
Additions	-	-	1,234	-	-	-	1,234
Balance, December 31, 2013	$59,004	$215,638	$249,319	$62,656	$83,594	$2,480	$672,691

Accumulated amortization
Balance, December 31, 2011	$21,647	$189,018	$163,078	$23,017	$43,766	$1,004	$441,530
Charge for year	4,320	9,951	24,463	6,722	7,966	443	53,865
Disposals	-	(23,544)	-	-	-	-	(23,544)
Balance, December 31, 2012	25,967	175,425	187,541	29,739	51,732	1,447	471,851
Charge for year	4,800	10,157	19,163	6,936	6,372	310	47,738
Balance, December 31, 2013	$30,767	$185,582	$206,704	$36,675	$58,104	$1,757	$519,589

Net carrying amounts
At December 31, 2012	$33,037	$40,213	$60,544	$32,917	$31,862	$1,033	$199,606
At December 31, 2013	$28,237	$30,056	$42,615	$25,981	$25,490	$723	$153,102

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE

Spin-out transaction

Rackla was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011.  As part of the Arrangement, a 100% interest in the Company’s Yukon properties were transferred to Rackla, together with $1.0 million in cash, and available-for-sale investments consisting of 750,000 common shares of Solomon Resources Limited (“Solomon”) and 600,000 common shares of Cordoba.

The Arrangement resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for assets distributed to Rackla. Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements. The major assets distributed to Rackla on December 8, 2011, which gave rise to a gain on distribution of $4,807,443 are as follows:

December 8, 2011
Cash and cash equivalents	$1,000,000
Available-for-sale investments	648,750
Evaluation and exploration cost and expenditures	4,527,717
Net assets distributed to Rackla	$6,176,467

The fair market value of Evaluation and Exploration  cost and expenditures was comprised of $850,000 in acquisition costs one would need to pay on the Evaluation and Exploration asset to maintain its rights if owned and a multiple of 0.5 times of the $7.3 million in exploration costs incurred to date on the properties, or $3,677,717.

In accordance with IFRIC 17 “Distribution of Non-Cash Assets to Owners”, a gain was recognized during the year ended December 31, 2011 on the difference between the fair value and the carrying value of the net assets distributed to Rackla, calculated as follows:

December 8, 2011
Fair value of common shares on distribution	$7,574,201
Net assets distributed to Rackla	(6,176,467)
Gain on distribution of assets to Rackla	1,397,734
Plus: recovered expended exploration expenditures	3,409,709
Gain on distribution of assets to Rackla	$4,807,443

The fair value of the common shares distributed was based on the share price of Rackla on December 9, 2011, its first day of trading, of $0.21 multiplied by the total number of the 36,067,626 shares in issue. The distribution of the 80.1% of the common shares amounting to $6,067,304 was recorded through deficit.

The gain on distribution of assets is not re-measured on changes in share price of Rackla. A total of $289,313 was expensed during the year ended December 31, 2011 in connection with this plan of arrangement.

Included in the initial fair value of investment in associate is a premium of approximately $280,000 which is the excess of the value of the investment above the fair value of the Company’s share of net assets distributed to Rackla.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE – (cont’d)

On the date the Arrangement was completed, the Company relinquished control of Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. In 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254. Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10, expiring October 10, 2014. With the acquisition of the 2,690,675 common shares, the Company has a 19.5% interest in Rackla as of December 31, 2013. Given the decline in the underlying quoted market price of the shares held in Rackla, an impairment charge of $855,632 was recorded in 2012.

The following table shows the continuity of the Company’s interest in Rackla for the period from December 8, 2011 to December 31, 2013:

Initial fair value of investment in associate on December 8, 2011	$1,506,897
Less: share of losses in associate	(6,250)
Balance, December 31, 2011	1,500,647
Increase in investment	215,254
Impairment on shares held in associate	(855,632)
Less: share of losses in associate	(366,950)
Balance, December 31, 2012	493,319
Less: share of losses in associate	(493,318)
Balance, December 31, 2013	$1

Since the Company’s share of losses in Rackla exceeds its interest, the Company has discontinued recognizing its share of further losses. The cumulative unrecognized share of losses for the associate is $361,182.

The financial statement balances of Rackla are as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Total assets	$ 1,221,037	$ 5,691,377	$ 6,136,475
Total liabilities	36,543	133,734	60,726
Net loss	4,373,259	1,856,402	31,396

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS

Acquisition costs	Guatemala	Nicaragua	Mexico	Total
Balance, December 31, 2011	$4,020,864	$82,482	$-	$4,103,346
Disposal of mineral properties	(3,489,495)	(82,482)	-	(3,571,977)
Balance, December 31, 2012	531,369	-	-	531,369
Acquisition costs - cash	-	-	171,815	171,815
Write-off of acquisition costs	-	-	(171,815)	(171,815)
Balance, December 31, 2013	$531,369	$-	$-	$531,369

Mexico

i)

Tlacolula Property

The Company owns a 100% interest in the Tlacolula Property which consists of one granted exploration concession covering 12,642 hectares.

By an agreement signed in September 2009 and amended in December 2012, the Company granted to Fortuna the option to earn a 60% interest in the Tlacolula Property by spending US$2 million on exploration of the Property and making staged payments totaling US$250,000 cash and US$250,000 in common stock no later than January 31, 2015 and according to the following schedule:

a)

US$20,000 cash and US$20,000 cash equivalent in shares upon regulatory approval (received);

b)

US$30,000 cash and US$30,000 cash equivalent in shares by the first year anniversary (received);

c)

US$50,000 cash and US$50,000 cash equivalent in shares by the second year anniversary (received);

d)

US$50,000 cash and US$50,000 cash equivalent in shares by the third year anniversary (received);

e)

incurring US$2 million on exploration of the Property within 12 months of receipt of a drill permit, such work to include at 1,500 metres of drilling; and

f)

US$100,000 cash and US$100,000 cash equivalent in shares within 90 days of completion of the 1,500 metres of drilling.

The Company and Fortuna have two common directors.

ii)

Santa Brigida Property

In February 2013, the Company was granted by a private exploration company (the “Optionor”) the option to acquire a 100% interest in the Santa Brigida property which consists of eight contiguous concessions covering 10,802 hectares located approximately 80 km ENE of the City of Guanajuato in Mexico.  In order to exercise the option, the Company had to complete the following:

a)

Pay US$160,000 to the Optionor to cover outstanding underlying property payments (paid);

b)

Complete a 3,000 metre drill program (“Drill Program”) on the property within 12 months of the issuance of a drill permit; and

c)

Within 90 days of completing the Drill Program, pay US$700,000 to the Optionor.

During the year ended December 31, 2013, a total of $171,815 in acquisition costs had been recorded for the Santa Brigida property.  During the year ended December 31, 2013, management decided to terminate the Company’s option on the property and as a result, wrote-off the acquisition costs of $171,815.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Guatemala

i)

Southeast Guatemala Ag-Au Epithermal Fields (formerly called Banderas)

The Company’s 100% owned land holdings in southeast Guatemala as at December 31, 2013 consist of 34 concessions (three exploitation applications, 30 exploration applications, and one reconnaissance application) filed with the Guatemala Ministry of Energy and Mines covering a total of 230,489 hectares.  The three exploitation applications were filed in order to convert one previously granted exploration licence to exploitation; until the exploitation licences are granted, the granted exploration licence remains in place.

ii)

Sale of Tambor Project

In June 2008, the Company granted to Kappes, Cassiday & Associates (“KCA”) the option to earn a 51% interest in the Tambor gold project.

In August 2012, the Company sold its interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor project, to KCA, giving KCA a 100% interest in the project.  As consideration, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid upon signing and approximately US$300,000 to be paid once KCA has commenced shipment of gold produced from the property).  Also upon commercial production, KCA will make quarterly payments to the Company based on the then price of gold and the number of ounces produced from the property.

A loss on the disposal of the property totaling $3,823,118, net of costs, has been charged to the consolidated statement of comprehensive income/loss for the year ended December 31, 2012 as follows:

Proceeds of disposition	$98,750
Less:
Carrying value of mineral property	(3,489,495)
Transaction costs	(2,645)
Write-off of amount receivable	(429,728)
Net loss on disposal of mineral property	$(3,823,118)

Due to the uncertainty of receiving future production payments from KCA, the Company wrote-off a receivable balance of $5,890 (2012: $429,728; 2011: $Nil) and has not recognized a contingent gain on potential royalty payments.  Future payments from KCA, whether as a royalty or repayment of the outstanding receivable balance, will be recorded as revenue at such time they are virtually certain to be received, which was the position as at December 31, 2013. As of December 31, 2013, future payments from KCA remain uncertain.

iii)

Geothermal Permits

In 2010, the Company submitted applications for provisional use permits for a number of geothermal systems in Guatemala. As of December 31, 2013 all applications have expired.

iv)

Regional Exploration

During 2013, 2012 and 2011, the Company conducted property investigation work on other prospective properties.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Nicaragua

i)

Sale to B2Gold

Based on a previous option agreement with the Company, B2Gold earned in 2012 a 60% interest in the Company’s Trebol and Pavon gold properties in Nicaragua by expending a total of US$4 million on exploration, resulting in B2Gold and the Company holding 60% and 40%, respectively, of the rights and obligations to a joint venture.  On April 5, 2012 the Company and B2Gold entered into a binding letter agreement pursuant to which B2Gold agreed, among other things, to acquire a 100% interest in the Trebol and Pavon properties. On August 10, 2012 the sale was completed with the Company receiving consideration of 4,815,894 common shares of B2Gold, with a fair value of $16,662,993 at the time of issuance.  In addition, B2Gold has agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves outlined at the Trebol property in excess of 500,000 ounces (on a 100% basis).

In connection with the sale, B2Gold and the Company terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in respect of the Trebol, Pavon and San Jose exploration properties.

During the year ended December 31, 2012, the Company recorded a gain on the sale to B2Gold of $16,278,410, net of costs, as follows:

Proceeds of disposition	$16,662,993
Less:
Carrying value of mineral property	(82,482)
Transaction costs	(302,101)
Net gain on disposal of mineral property	$16,278,410

ii)

Joint Venture Properties

As of the completion of the property sale described above, B2Gold and the Company entered into a joint venture agreement with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua to jointly explore the properties with B2Gold and the Company owning 60% and 40%, respectively, of the rights and obligations of each joint venture.  As of December 31, 2013, there have been no expenditures accrued or paid by the Company relating to this joint venture.

Canada (Properties distributed to Rackla- Note 8)

Pursuant to the Arrangement, on December 8, 2011, the Company assigned to Rackla all of its rights and obligations relating to its previously held Yukon and Alaska properties. During the year ended December 31, 2012, total exploration and evaluation asset acquisition costs were reduced by $1,118,008 and were recorded as a distribution to Rackla.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

10.

COMMITMENT

The Company has entered into operating lease agreements for its office premises. The Company also rents space to other companies related by common directors and officers on a month to month basis, the amounts of which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below are the gross commitments.  The annual commitments under the leases are as follows:

2014	$298,506
2015	300,998
2016	225,690
2017	190,608
2018	190,608
2019	190,608
$1,397,018

For the year ended December 31, 2013, the Company received a total of $247,294 (2012: $235,454; 2011: $184,675) from those companies it rents space to.

11.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Fiscal 2013 and 2012

There was no share capital activity during the years ended December 31, 2013 and 2012.

Fiscal 2011

During the year ended December 31, 2011, as part of option payments relating to portions of the Sixty Mile Property, the Company issued 34,246 shares on May 11, 2011 and 100,266 shares on August 16, 2011. The Company issued 25,000 shares on July 27, 2011 as part of the option payments due on the Rivier Property.

On July 4, 2011, the Company closed a private placement of 6,100,000 units at $0.60 per unit for gross proceeds of $3,660,000.  The proceeds on the sale of units are allocated all to share capital and none to warrants, based on a residual method approach to assigning proceeds to warrants. The Company paid $52,350 cash, 199,250 units and 286,499 warrants as finders’ fees in connection with the financing.  Each private placement unit consists of one common share and one-half of a share purchase warrant.  The 99,624 warrants issued as part of the finders’ fee units and the additional 286,499 warrants issued as finders’ fees entitle the holder to purchase an additional common share exercisable for one year at a price of $0.75.  The fair value of the 286,499 finders’ fee warrants was $33,261 and was recorded as share issuance costs and an offset to other equity reserve.  The fair value of each finder’s fee warrant has been estimated as of the date of the issuance using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.24%, dividend yield of 0%, volatility of 79% and expected life of one year.

During the year ended December 31, 2011, 105,000 stock options were exercised for gross proceeds of $37,250.  The Company reallocated the fair value of these options previously recorded in the amount of $33,213 from other equity reserve to capital stock.

During the year ended December 31, 2011, 384,316 share purchase warrants were exercised for gross proceeds of $195,448. The Company reallocated the fair value of those share purchase warrants previously recorded in the amount of $22,252 from other equity reserve to capital stock.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL AND RESERVES – (cont’d)

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2011 to December 31, 2013:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2010	7,689,696	$0.51
Expired	(500,766)	$0.55
Issued	3,436,123	$0.75
Exercised (1)	(384,316)	$0.51
Balance, December 31, 2011	10,240,737	$0.59
Expired	(905,736)	$0.49
Balance, December 31, 2012	9,335,001	$0.43
Expired	(9,335,001)	$0.43
Balance, December 31, 2013	-	-

(1) The average share price was $0.72 at the time the warrants were exercised.

As at December 31, 2013, no share purchase warrants were outstanding.

c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Other equity reserve’, ‘Deficit’ and ‘Accumulated Other Comprehensive Loss/Income’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise. The value of stock option and share purchase warrants that are forfeited or expire unexercised is not removed from other equity reserve.

Deficit is used to record the Company’s change in deficit from earnings from period to period.

Accumulated other comprehensive loss/income comprises of available-for-sale reserve. This reserve is used to recognize fair value changes on available-for-sale investments.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS

a)

Option Plan Details

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option is not less than the closing market price of the Company’s stock on the trading day prior to the date of grant. Options granted to investor relations personnel vest in accordance with TSX-V regulation. The options are for a maximum term of ten years.

The following is a summary of changes in options for the year ended December 31, 2013:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
May 06, 2008	May 05, 2013	$0.26	575,000	-	-	(575,000)	-	-
Jan 08, 2010	Jan 07, 2020	$0.29	1,570,000	-	-	-	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	820,000	-	-	-	820,000	820,000
Jul 27, 2011	Jul 26, 2021	$0.81	290,000	-	-	-	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	2,255,000	-	-	(120,000)	2,135,000	2,135,000
			5,610,000	-	-	(695,000)	4,915,000	4,915,000
Weighted average exercise price			$0.34	-	-	$0.25	$0.35	$0.35

The following is a summary of changes in options for the year ended December 31, 2012:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Apr 17, 2007	Apr 16, 2012	$0.52	565,000	-	-	(565,000)	-	-
Sep 06, 2007	Sep 05, 2012	$0.56	850,000	-	-	(850,000)	-	-
May 06, 2008	May 05, 2013	$0.26	575,000	-	-	-	575,000	575,000
Jan 08, 2010	Jan 07, 2020	$0.29	1,595,000	-	-	(25,000)	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	1,570,000	-	-	(750,000)	820,000	820,000
Nov 18, 2010	Nov 17, 2020	$0.69	75,000	-	-	(75,000)	-	-
Jul 04, 2011	Jul 03, 2021	$0.60	55,000	-	-	(55,000)	-	-
Jul 27, 2011	Jul 26, 2021	$0.81	320,000	-	-	(30,000)	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	-	2,255,000	-	-	2,255,000	2,255,000
			5,705,000	2,255,000	-	(2,350,000)	5,610,000	5,610,000
Weighted average exercise price			$0.50	$0.20	-	$0.60	$0.34	$0.34

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

a)

Option Plan Details – (cont’d)

The following is a summary of changes in options for the year ended December 31, 2011:

				During the year
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Feb 22, 2006	Feb 21, 2011	$0.70	1,110,000	-	-	(1,110,000)	-	-
Apr 17, 2007	Apr 16, 2012	$0.52	595,000	-	-	(30,000)	565,000	565,000
Sep 06, 2007	Sep 5, 2012	$0.56	850,000	-	-	-	850,000	850,000
May 06, 2008	May 5, 2013	$0.26	615,000	-	(40,000)	-	575,000	575,000
Jan 08, 2010	Jan 7, 2020	$0.29	1,640,000	-	(45,000)	-	1,595,000	1,595,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	1,620,000	-	(20,000)	(30,000)	1,570,000	1,570,000
Nov 18, 2010	Nov 17, 2020	$0.69	75,000	-	-	-	75,000	75,000
Jul 04, 2011	Jul 3, 2021	$0.60	-	55,000	-	-	55,000	55,000
Jul 27, 2011	Jul 26, 2021	$0.81	-	320,000	-	-	320,000	320,000
			6,605,000	375,000	(105,000)	(1,170,000)	5,705,000	5,705,000
Weighted average exercise price			$0.52	$0.78	$0.35	$0.70	$0.50	$0.50

There were no options exercised during the years ended December 31, 2013 and 2012. The average share price at the time the options were exercised during the year ended December 31, 2011 was $0.80.

b)

Fair Value of Options Issued During the Year

There were no options granted during the year ended December 31, 2013. The weighted average fair value at grant date of options granted during the years ended December 31, 2012 and 2011was $0.17 per option and $0.67 per option respectively.

The weighted average remaining contractual life of the options outstanding at December 31, 2013 is 7.51 years.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

b)

Fair Value of Options Issued During the Year – (cont’d)

The model inputs for options granted during the years ended December 31, 2012 and 2011 included:

Grant date	Expiry date	Share price at grant date	Exercise price	Risk-free interest rate	Expected life	Volatility factor	Dividend yield
12/13/12	12/12/22	$0.20	$0.20	1.80%	10 years	89%	0%
07/27/11	07/26/21	$0.81	$0.81	2.88%	10 years	90%	0%
07/04/11	07/03/21	$0.55	$0.60	3.08%	10 years	89%	0%

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

c)

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the year as part of share-based compensation expense were $Nil (2012: $385,320; 2011: $306,915).

As of December 31, 2013, 2012, and 2011 there was no amount of total unrecognized compensation cost related to unvested share-based compensation awards.

d)

Amounts Capitalized Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions that were capitalized during the year as part of exploration and evaluation asset acquisition costs were $Nil (2012: $Nil; 2011: $119,700).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

13.

INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The difference between tax expense for the year and the expected income taxes based on the statutory tax rate arises as follows:

	December 31, 2013	December 31, 2012	December 31, 2011
Income (loss) before income taxes	$ (8,287,763)	$ 8,929,357	$ (3,350,056)
Tax charge/(recovery) based on the statutory rate of 25.75% (2012: 25%; 2011: 26.5%)	(2,134,000)	2,232,000	(888,000)
Non-deductible expenses	277,000	190,000	(1,095,000)
Different tax rates in other jurisdictions	91,000	(3,172,000)	298,000
Non-taxable portion of capital gains	892,000	150,000	(555,000)
Reduction in statutory rate	(82,000)	-	-
Flow-through shares renunciation	-	-	449,000
Spin out impact	-	-	1,250,000
Initial recognition exemption and other	8,000	197,000	(67,000)
Changes in unrecognized deferred tax assets	948,000	403,000	(108,000)
Total income tax expense / (recovery)	$ -	$ -	$ (716,000)

Effective April 1, 2013, the Canadian Federal corporate tax rate remained at 15% and the British Columbia provincial tax rate increased from 10% to 11%.

The tax rate of 0.0% represents the federal statutory rate applicable for the 2013 taxation year for the Cayman Islands, 30.0% for Mexico, 5.0% for Guatemala and 30.0% for Nicaragua.

No deferred tax asset has been recognized in respect of the following losses and temporary differences as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered:

	December 31, 2013	December 31, 2012
Loss carry forwards	$ 1,066,000	$ 907,000
Property and equipment	119,000	105,000
Mineral properties	604,000	571,000
Available-for-sale investments	705,000	-
Other deductible temporary differences	167,000	130,000
Unrecognized tax assets	(2,661,000)	(1,713,000)
	$ -	$ -

As at December 31, 2013, the Company has estimated non-capital losses for Canadian income tax purposes that may be carried forward to reduce taxable income derived in future years.

Non-capital Canadian tax losses expiring as follows:

Year of expiry	Taxable losses
2026	$ 108,000
2027	$ 1,009,000
2028	$ 653,000
2030	$ 832,000
2032	$ 1,091,000
2033	$ 432,000
Total	$ 4,125,000

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the year ended December 31, 2013 consist of directors, officers and companies with common directors as follows:

Related Party	Nature of Transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla Metals Inc. (“Rackla”) (Associate)	Shared general and administrative expenses
Fortuna Silver Mines Inc. (“Fortuna”)	Shared general and administrative expenses
Focus Ventures Ltd. (“Focus”)	Shared general and administrative expenses
Medgold Resources Corp. (“Medgold”) (formerly Emerick Resources Corp.)	Shared general and administrative expenses
Western Pacific Resources Corp. (“Western Pacific”)	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp. (“Voyager”)	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the consolidated financial statements (Note 8 and 9), the Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the years ended December 31, 2013, 2012, and 2011:

	2013	2012	2011
Expenses:
Consulting	$ -	$ -	$ 10,000
Salaries and benefits	15,969	34,488	23,014
Mineral property costs:
Salaries and benefits	42,354	76,979	62,650
	$ 58,323	$ 111,467	$ 95,664

Effective July 1, 2012, the Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company.  During the years ended December 31, 2013 and 2012, the Company reimbursed Gold Group the following:

	2013	2012
General and administrative expenses:
Communications	$ 8,552	$ 5,690
Consulting fees	3,000	-
Office and miscellaneous	37,753	12,987
Property investigations	31,260	-
Public relations	3,963	4,048
Repair and maintenance	-	11,151
Salaries and benefits	246,469	10,707
Transfer agent and regulatory fees	3,110	-
Travel and accommodation	17,304	18,949
	$ 351,411	$ 63,532
Exploration expenditures	$ 59,333	$ -

There were no transactions with Gold Group for the year ended December 31, 2011.

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

14.

RELATED PARTY TRANSACTIONS – (cont’d)

Long-term deposits include an amount of $60,000 (December 31, 2012: Prepaid expenses and deposits: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Due from related parties of $33,817 (December 31, 2012: $116,947) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. These amounts are unsecured, non-interest bearing and are due on demand.

Accounts payable and accrued liabilities include $31,369 payable to Gold Group for shared administrative costs (December 31, 2012: $85,380) and $7,500 to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees (December 31, 2012: $Nil).

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	2013	2012	2011
Management fees	$ 79,500	$ 141,000	$ 60,000
Salaries, benefits and fees	119,743	105,429	71,141
Share-based payments	-	92,271	-
	$ 199,243	$ 338,700	$ 131,141

Total share-based payments to directors not specified as key management personnel during the year ended December 31, 2013 was $Nil (2012: $81,165; 2011: $105,128).

15.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector relating to precious metals exploration. Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Guatemala, Nicaragua, Caymans and Mexico. Details of identifiable assets by geographic segments are as follows:

Year ended December 31, 2013	Canada	Guatemala	Nicaragua	Mexico	Other	Consolidated
Exploration expenditures	$ -	$ 478,760	$ 30,081	$ 530,468	$ -	$ 1,039,309
Exploration and evaluation assets written off	-	-	-	171,815	-	171,815
Investment income	22,141	-	-	-	-	22,141
Amortization	34,298	12,758	682	-	-	47,738
Loss before income taxes	(6,901,127)	(641,786)	(35,519)	(681,204)	(28,127)	(8,287,763)
Capital expenditures*	-	1,234	-	171,815	-	173,049

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

15.

SEGMENTED INFORMATION – (cont’d)

Year ended December 31, 2012	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ -	$ 794,388	$ 17,406	$ 73,172	$ 884,966
Interest income	8,883	-	-	-	8,883
Amortization	41,125	10,964	1,776	-	53,865
Profit/(loss) before income taxes	(2,779,050)	(4,442,082)	(450,324)	16,600,813	8,929,357
Capital expenditures*	19,670	28,559	-	-	48,229

Year ended December 31, 2011	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 4,954,479	$ 1,387,041	$ 29,899	$ 18,634	$ 6,390,053
Exploration and evaluation assets Distributed (Note 8)	1,118,008	-	-	-	1,118,008
Interest income	61,397	-	-	-	61,397
Amortization	44,119	5,304	6,803	2,108	58,334
Loss before income taxes	(1,491,668)	(1,423,545)	(33,034)	(401,809)	(3,350,056)
Capital expenditures*	471,788	29,748	-	-	501,536

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at December 31, 2013	Canada	Guatemala	Nicaragua	Mexico	Other	Consolidated
Total current assets	$10,116,791	$ 53,207	$ 9,968	$ 32,223	$ 288,544	$ 10,500,733
Total non-current assets	248,029	566,034	5,032	-	-	819,095
Total assets	$10,364,820	$ 619,241	$ 15,000	$ 32,223	$ 288,544	$ 11,319,828
Total liabilities	$ 93,762	$ 1,529	$ 2,178	$ 5,586	$ 4	$ 103,059

As at December 31, 2012	Canada	Guatemala	Nicaragua	Mexico	Other	Consolidated
Total current assets	$17,505,772	$ 82,082	$ 9,441	$ -	$ 347,616	$ 17,944,911
Total non-current assets	713,276	578,152	6,489	-	-	1,297,917
Total assets	$18,219,048	$ 660,234	$ 15,930	$ -	$ 347,616	$ 19,242,828
Total liabilities	$ 223,111	$ 20,272	$ 660	$ -	$ 11,258	$ 255,301

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions. As at December 31, 2013, cash totalling $68,059 (December 31, 2012: $191,445) was held in US dollars, $694 (December 31, 2012: $741) in Nicaragua Cordoba, $4,213 (December 31, 2012: $4,706) in Guatemala Quetzal, $690 (December 31, 2012: $5,476) in Mexican Pesos and $709 (December 31, 2012: $715) in Peruvian Sols. Based on the above net exposures at December 31, 2013, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $7,400 increase or decrease in the Company’s after tax net earnings.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited as it holds no assets or liabilities subject to variable rates of interest.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold and Focus are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in an $869,000 decrease in equity.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At December 31, 2013, the Company had working capital of $10.4 million (December 31, 2012: $17.7 million) available to apply against short-term business requirements. All of the Company’s financial liabilities have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The Statement of Financial Position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for B2Gold and Focus are based on quoted prices and are therefore considered to be Level 1.

There were no transfers between Levels in the year.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2013

(Expressed in Canadian Dollars)

17.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the year ended December 31, 2013. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

18.

CHANGE IN PRESENTATION

The Company has reclassified certain prior period expenses to conform to the current year presentation of expenses.

19.

EVENTS AFTER THE REPORTING DATE

Subsequent to December 31, 2013, the following events which have not been disclosed elsewhere in these consolidated financial statements have occurred:

•

The Company entered into a strategic alliance agreement with Medgold whereby the Company will have the right to option one of Medgold’s properties in Portugal. As well, the Company agreed to participate in a private placement in Medgold that closed subsequent to the year end in the amount of $500,000. For a period of eighteen months, the Company may select one of the Medgold’s Portuguese properties in which the Company will be granted the option to earn a 51% interest by spending $3,000,000 on exploration and development of that property.  Upon exercise of the option, a joint venture will be formed between Medgold and the Company to further develop the property.

APPENDIX “E”

AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

E - 1

(An Exploration Stage Company)

AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

RADIUS GOLD INC.

(An Exploration Stage Company)

AMENDED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at:	September 30,	December 31,
	2014	2013
	(Restated – Note 19)
ASSETS

Current assets
Cash and cash equivalents (Note 6)	$ 3,181,985	$ 1,560,788
Available-for-sale investments (Note 7)	6,865,807	8,687,428
Advances and other receivables	61,559	63,293
Taxes receivable	11,262	11,426
Due from related parties (Note 13)	-	33,817
Prepaid expenses and deposits (Note 13)	128,196	143,981
Total current assets	10,248,809	10,500,733

Non-current assets
Long-term deposits (Note 13)	145,781	134,623
Property and equipment (Note 8)	129,102	153,102
Exploration and evaluation assets (Note 10)	650,144	531,369
Investment in associate (Note 9)	1	1
Total non-current assets	925,028	819,095

TOTAL ASSETS	$ 11,173,837	$ 11,319,828

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 13)	$ 282,279	$ 103,059
Total liabilities	282,279	103,059

Shareholders' equity
Share capital (Note 11)	56,592,613	56,592,613
Other equity reserve	6,636,658	6,636,658
Deficit	(53,501,753)	(53,137,013)
Accumulated other comprehensive income	1,164,040	1,124,511
Total shareholders' equity	10,891,558	11,216,769

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,173,837	$ 11,319,828

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON MARCH 20, 2015 BY:

“Simon Ridgway”	, Director	“William Katzin”	, Director
Simon Ridgway		William Katzin

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

AMENDED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
	Restated – Note 19	Restated – Note 19	Restated – Note 19	Restated – Note 19

EXPLORATION EXPENDITURES	$ 519,535	$ 196,232	$ 830,148	$ 891,157

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	10,110	11,714	30,507	35,631
Consulting fees (Note 13)	-	-	-	28,000
Legal and audit fees	14,900	3,068	31,447	62,675
Management fees (Note 13)	25,500	18,000	76,500	54,000
Office and miscellaneous (Note 13)	46,265	31,173	153,218	109,632
Property investigations (Note 13)	49,255	14,183	133,304	81,066
Public relations (Note 13)	3,496	977	6,764	29,649
Salaries and benefits (Note 13)	29,667	49,008	74,846	194,174
Transfer agent and regulatory fees (Note 13)	1,807	1,428	13,173	16,192
Travel and accommodation (Note 13)	10,307	4,983	30,212	33,449
	191,307	134,534	549,971	644,468

Loss before other income (expenses)	(710,842)	(330,766)	(1,380,119)	(1,535,625)

OTHER INCOME (EXPENSES)
Share of post-tax losses of associate (Note 9)	-	(52,450)	-	(142,050)
Foreign currency exchange loss	(1,177)	(2,619)	(1,459)	(767)
Gain on sale of available-for-sale investments	-	3,553	1,289,708	81,217
Impairment on available-for-sale investments	(300,000)	-	(300,000)	(5,934,443)
Gain from mineral property option agreements	-	-	-	98,590
Investment income	11,227	6,285	27,130	16,786
Write off of exploration and evaluation costs	-	(171,815)	-	(171,815)
Net loss for the period	$ (1,000,792)	$ (547,812)	$ (364,740)	$ (7,588,107)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss:
Total holding gains (losses) on available-for-sale investments (Note 7)	(2,426,499)	-	282,639	(456,090)
Reclassification adjustment for losses included in income (Note 7)	-	-	(243,110)	-
Fair value gains on available-for-sale investments (Note 7)	-	1,341,125	-	2,407,026
Total comprehensive income (loss)	$ (3,427,291)	$ 793,313	$ (325,211)	$ (5,637,171)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.00)	$(0.09)
Weighted average number of common shares outstanding	86,675,617	86,675,617	86,675,617	86,675,617

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

AMENDED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, December 31, 2012	86,675,617	$ 56,592,613	$ 6,636,658	$ 607,506	$(44,849,250)	$18,987,527
Loss for the period	-	-	-	-	(7,588,107)	(7,588,107)
Available-for-sale investments	-	-	-	1,950,936	-	1,950,936
Balance, September 30, 2013	86,675,617	56,592,613	6,636,658	2,558,442	(52,437,357)	13,350,356
Loss for the period	-	-	-	-	(699,656)	(699,656)
Available-for-sale investments	-	-	-	(1,433,931)	-	(1,433,931)
Balance, December 31, 2013	86,675,617	56,592,613	6,636,658	1,124,511	(53,137,013)	11,216,769
Loss for the period	-	-	-	-	(364,740)	(364,740)
Available-for-sale investments	-	-	-	39,529	-	39,529
Balance, September 30, 2014	86,675,617	$ 56,592,613	$6,636,658	$ 1,164,040	$(53,501,753)	$10,891,558

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

AMENDED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Cash provided by (used in):

OPERATING ACTIVITIES
Net loss for the period	$ (1,000,792)	$ (547,812)	$ (364,740)	$ (7,588,107)
Items not involving cash:
Amortization	10,110	11,714	30,507	35,631
Gain from mineral property option agreements	-	-	-	(98,590)
Write off of exploration and evaluation costs	-	171,815	-	171,815
Impairment of available-for-sale investments	300,000	-	300,000	5,934,443
Gain on sale of available-for-sale investments	-	(3,553)	(1,289,708)	(81,217)
Share of post-tax losses of associate	-	52,450	-	142,050
	(690,682)	(315,386)	(1,323,941)	(1,483,975)
Changes in non-cash working capital items:
Advances and other receivables	2,116	(9,673)	1,734	1,262
Taxes receivable	155	5,417	164	37,439
Prepaid expenses and deposits	(73,071)	(15,215)	(34,215)	29,324
Long-term deposits	(11,158)	-	(11,158)	-
Due from related parties	-	2,399	33,817	91,846
Accounts payable and accrued liabilities	173,962	(62,814)	179,220	(20,907)
	(598,678)	(395,272)	(1,154,379)	(1,345,011)

INVESTING ACTIVITIES
Purchase of marketable securities and investments	-	-	(450,000)	-
Expenditures on exploration and evaluation asset acquisition costs	(56,624)	-	(118,775)	(171,815)
Proceeds from mineral property option agreements	-	-	-	49,295
Proceeds from sale of marketable securities and investments	-	153,998	3,350,858	2,575,812
Purchase of property and equipment	(3,758)	(1,255)	(6,507)	(1,255)
	(60,382)	152,743	2,775,576	2,452,037

Increase (decrease) in cash and cash equivalents	(659,060)	(242,529)	1,621,197	1,107,026

Cash and cash equivalents, beginning of period	3,841,045	2,343,922	1,560,788	994,367

Cash and cash equivalents, end of period	$ 3,181,985	$ 2,101,393	$ 3,181,985	$ 2,101,393

The accompanying notes form an integral part of these condensed interim consolidated financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties located in Central and North America.  The address of the Company’s head office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). The original condensed interim financial statements were amended as set out in Note 19. These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the Company. These condensed interim consolidated financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s most recent annual financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Basis of Measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis as modified by the revaluation of available for sale financial assets.

The condensed interim consolidated financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 5.

Nature of Operations

At September 30, 2014, the Company had no revenue producing operations and had accumulated losses of $53,501,753 since inception. However, the Company has sufficient cash resources and a working capital surplus of $9.97 million to meet its obligations for at least the next twelve months from the end of the reporting period. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

These condensed interim consolidated financial statements have been presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Realization values may be substantially different from the carrying values shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are deconsolidated from the date control ceases.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

2.

BASIS OF PREPARATION – (cont’d)

Basis of Consolidation – (cont’d)

Details of the Company’s principal subsidiaries at September 30, 2014 are as follows:

Name	Place of incorporation	Interest %	Principal activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Radius Gold (U.S.) Inc.	Nevada, USA	100%	Exploration company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company
Radius (Cayman) Inc.	Cayman Islands	100%	Holding company

3.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Effective January 1, 2014, the Company adopted the following new and revised standards that were issued by the IASB:

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s condensed interim consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s condensed interim consolidated financial statements.

4.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas of judgment applied in the preparation of the condensed interim consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc. (“Rackla”) but does not have significant influence over Medgold Resources Corp (“Medgold”);

b)

The determination of when an investment is impaired requires significant judgment. In making this judgment, the Company evaluates, amongst other things, the duration and extent to which the fair value of the investment is less that its original cost at each reporting period;

c)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects; and

d)

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

The key estimate applied in the preparation of the condensed interim consolidated financial statements that could result in a material adjustment to the carrying amounts of assets and liabilities are as follows:

a)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

6.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. The Company does not hold any deposits with maturities of greater than three months from the date of acquisition. Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

7.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value. As of September 30, 2014, available-for-sale investments consisted of 2,826,394 common shares of B2Gold Corp. (“B2Gold”), 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), and 5,000,000 common shares of Medgold, all of which are public companies.

During the period ended September 30, 2014, the Company acquired 5,000,000 common shares and 5,000,000 share purchase warrants in Medgold by way of a private placement at a cost of $500,000. Each Medgold warrant entitles the Company to purchase an additional common share exercisable for two years at a price of $0.15. The Medgold share purchase warrants are not tradable on an exchange.  The Company and Medgold have two common directors. For the period ended September 30, 2014, the Company determined that the decline in value of Medgold shares was significant and, accordingly, recorded an impairment of $300,000. Subsequent to the period end, the exercise price for 3,000,000 of the Medgold warrants was reduced from $0.15 to $0.11 per share and the Company exercised the 3,000,000 warrants at a cost of $330,000.

The Company originally received 4,815,894 B2Gold shares on August 10, 2012, pursuant to the disposal of a mineral property. The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the period ended September 30, 2014, the Company sold an additional 1,057,000 B2Gold shares for proceeds of $3,350,858 and recorded a gain on sale of available-for-sale investments of $1,289,708.

During the year ended December 31, 2013, the Company sold all of its 34,589 common shares of Fortuna Silver Mines Inc. (“Fortuna”) for proceeds of $153,998.

As at September 30, 2014, the fair value based on quoted market prices of the available-for-sale investments was $6,865,807 (December 31, 2013: $8,687,428). An unrealized gain of $39,529 was recorded in other comprehensive income during the period ended September 30, 2014 (2013: $2,407,026).  The unrealized gain of $39,529 for the current period related to B2Gold shares and was the result of a total holding gain on available-for-sale investments of $282,639 less a reclassification adjustment for gains included in income of $243,110.

During the year ended December 31, 2013, the Company determined that the decline in value of the Focus shares was prolonged and, accordingly, recorded an impairment of $70,518.  Total impairment provisions on Focus shares for the period ended September 30, 2014 is $Nil (2013: $40,297). During the year ended December 31, 2013, the Company determined that the decline in value of B2Gold shares was both significant and prolonged and, accordingly, recorded an impairment of $5,863,925.

The fair value of quoted securities is based on published market prices.

	B2Gold	Focus	Medgold	Fortuna	Rackla(1)(2)	Total
Balance, December 31, 2012	$ 16,236,783	$ 181,333	$ -	$ 96,172	$ 35,878	$16,550,166
Acquisition of shares	-	-	-	49,295	-	49,295
Disposition of shares	(2,344,150)	-	-	(150,445)	-	(2,494,595)
Impairment adjustment	(5,863,925)	(70,518)	-	-	-	(5,934,443)
Net change in fair value recorded in other comprehensive income	437,091	110,814	-	4,978	(35,878)	517,005
Balance, December 31, 2013	8,465,799	221,629	-	-	-	8,687,428
Acquisition of shares	-	-	500,000	-	-	500,000
Disposition of shares	(2,061,150)	-	-	-	-	(2,061,150)
Impairment adjustment	-	-	(300,000)	-	-	(300,000)
Net change in fair value recorded in other comprehensive income	39,529	-	-	-	-	39,529
Balance, September 30, 2014	$ 6,444,178	$ 221,629	$ 200,000	$ -	$ -	$ 6,865,807

(1)

The Company’s holding of 7,175,700 tradable Rackla Metals Inc. (“Rackla”) warrants expired during the year ended December 31, 2013.

(2)

The Company also holds 9,866,376 free trading common shares of Rackla with a fair value of $197,328 as of September 30, 2014 but they are recorded as an investment in associate (Note 9).

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

8.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, December 31, 2012	$ 59,004	$ 215,638	$ 248,085	$ 62,656	$ 83,594	$ 2,480	$ 671,457
Additions	-	-	1,234	-	-	-	1,234
Balance, December 31, 2013	59,004	215,638	249,319	62,656	83,594	2,480	672,691
Additions	3,758	-	2,749	-	-	-	6,507
Balance, September 30, 2014	$ 62,762	$ 215,638	$ 252,068	$ 62,656	$ 83,594	$ 2,480	$ 679,198

Accumulated amortization
Balance, December 31, 2012	$ 25,967	$ 175,425	$ 187,541	$ 29,739	$ 51,732	$ 1,447	$ 471,851
Charge for period	4,800	10,157	19,163	6,936	6,372	310	47,738
Balance, December 31, 2013	30,767	185,582	206,704	36,675	58,104	1,757	519,589
Charge for period	3,725	8,171	10,454	4,170	3,824	163	30,507
Balance, September 30, 2014	$ 34,492	$ 193,753	$ 217,158	$ 40,845	$ 61,928	$ 1,920	$ 550,096

Carrying amounts
At December 31, 2013	$ 28,237	$ 30,056	$ 42,615	$ 25,981	$ 25,490	$ 723	$ 153,102
At September 30, 2014	$ 28,270	$ 21,885	$ 34,910	$ 21,811	$ 21,666	$ 560	$ 129,102

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

9.

INVESTMENT IN ASSOCIATE

As at December 31, 2012, the Company held 9,866,376 common shares of Rackla, representing 19.5% of Rackla’s outstanding common shares, as well as 8,521,038 share purchase warrants of Rackla.  In 2013, 7,175,700 warrants expired unexercised, leaving a balance of 1,345,338 warrants to purchase common shares of Rackla at $0.10 until October 10, 2014 and 9,866,376 common shares as of September 30, 2014.  Subsequent to the period end, the 1,345,338 warrants expired unexercised.

Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.

The following table shows the continuity of the Company’s interest in Rackla for the period from January 1, 2013 to September 30, 2014:

Balance, December 31, 2012	$ 493,319
Less: share of losses in associate	(493,318)
Balance, December 31, 2013	1
Balance, September 30, 2014	$ 1

Since the Company’s share of losses in Rackla exceeds its interest, the Company has discontinued recognizing its share of further losses. The cumulative unrecognized share of losses for the associate is $558,382.

The financial statement balances of Rackla are as follows:

	September 30, 2014	December 31, 2013
Total assets	$ 217,892	$ 1,221,037
Total liabilities	42,875	36,543
Net loss	1,009,477	4,373,259

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

10.

EXPLORATION AND EVALUATION ASSETS

Acquisition costs	Guatemala	United States	Mexico	Total
Balance, December 31, 2012	$ 531,369	$ -	$ -	$ 531,369
Cash	-	-	171,815	171,815
Write-off acquisition costs	-	-	(171,815)	(171,815)
Balance, December 31, 2013	531,369	-	-	531,369
Cash	-	118,775	-	118,775
Balance, September 30, 2014	$ 531,369	$ 118,775	$ -	$ 650,144

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history, characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended December 31, 2013. Significant exploration and evaluation asset transactions that have occurred during the period ended September 30, 2014 are as follows:

Medgold Strategic Alliance - Portugal

On January 8, 2014, the Company entered into a strategic alliance agreement with Medgold whereby the Company has the right to option one of Medgold’s properties in Portugal. For a period of eighteen months, the Company may select one of the Medgold’s Portuguese properties in which the Company will be granted the option to earn a 51% interest by spending $3,000,000 on exploration and development of that property.  Upon exercise of the option, a joint venture will be formed between Medgold and the Company to further develop the property. As of September 30, 2014, the Company has not yet exercised its right to option one of the Portuguese properties.

Mineral Property - Idaho, USA

During the period ended September 30, 2014, the Company entered into an agreement with Merrill Palmer to lease for up to 99 years a 100% interest in the Mineral Property which consists of a series of 39 federal mining claims covering approximately 562 hectares in the Mineral Mining District, Washington County, Idaho.  The Company may keep the lease in good standing by making annual advance royalty payments to Mr. Palmer of US$50,000 for the first year (paid) and increasing by US$10,000 each subsequent year, for a total of US$1,100,000 over the first ten years.  Annual payments after the tenth year of US$150,000 will be required until commercial production has commenced.  Mr. Palmer has retained a 3.0% net smelter return royalty and during the first five years of the lease, the Company may reduce the royalty to 1.5% by paying US$2.0 million to Mr. Palmer.

During the current period, the Company also staked an additional 47 claims to be part of the Mineral Property at a cost of $32,174.

Blue Hill Property - Idaho, USA

During the period ended September 30, 2014, the Company entered into an agreement with Otis Gold Corp (“Otis”) for the right to acquire a 70% interest in the Blue Hill Gold Project, subject to a 2.5% net smelter return royalty, which consists of 36 federal lode mining claims located on federal land comprising 295 hectares and one Idaho State lease comprising 33 hectares in the Cassia County, Idaho.  The option may be exercised by making cash payments to Otis totaling US$525,000 (US$30,000 paid) and incurring exploration expenditures on the property totaling US$5,000,000, over a period of four years.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

There was no share capital activity during the periods ended September 30, 2014 and 2013.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2013 to September 30, 2014:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2012	9,335,001	$0.43
Expired	(9,335,001)	$0.43
Balance, December 31, 2013	-	-
Balance, September 30, 2014	-	-

As at September 30, 2014, no share purchase warrants were outstanding.

c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Other equity reserve’, ‘Deficit’ and ‘Accumulated Other Comprehensive Loss/Income’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise. The value of stock option and share purchase warrants that are forfeited or expire unexercised is not removed from other equity reserve.

Deficit is used to record the Company’s change in deficit from earnings from period to period.

Accumulated other comprehensive loss/income comprises an available-for-sale reserve. This reserve is used to recognize fair value changes on available-for-sale investments.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS

a)

Option Plan Details

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants. The exercise price of each option is not less than the closing market price of the Company’s stock on the trading day prior to the date of grant. Options granted to investor relations personnel vest in accordance with TSX-V regulation. The options are for a maximum term of ten years.

The following is a summary of changes in options for the period ended September 30, 2014:

				During the period
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited / expired	Closing balance	Vested and exercisable
Jan 08, 2010	Jan 07, 2020	$0.29	1,570,000	-	-	-	1,570,000	1,570,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	820,000	-	-	-	820,000	820,000
Jul 27, 2011	Jul 26, 2021	$0.81	290,000	-	-	-	290,000	290,000
Dec 13, 2012	Dec 12, 2022	$0.20	2,135,000	-	-	-	2,135,000	2,135,000
			4,915,000	-	-	-	4,915,000	4,915,000
Weighted average exercise price			$0.35	-	-	-	$0.35	$0.35

b)

Fair Value of Options Issued During the Period

There were no options granted during the period ended September 30, 2014.

The weighted average remaining contractual life of the options outstanding at September 30, 2014 is 6.77 years.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – (cont’d)

c)

Expenses Arising from Share-based Payment Transactions

There were no expenses arising from share-based payment transactions recognized during the periods ended September 30, 2014 and 2013 as part of share-based compensation expense.

As of September 30, 2014 there was no amount (December 31, 2013: $Nil) of total unrecognized compensation cost related to unvested share-based compensation awards.

d)

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from the share-based payment transactions that were capitalized during the periods ended September 30, 2014 and 2013 as part of exploration and evaluation asset acquisition costs.

13.

RELATED PARTY TRANSACTIONS

The Company had transactions during the periods ended September 30, 2014 and 2013 with related parties who consisted of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla (Associate)	Shared general and administrative expenses
Fortuna	Shared general and administrative expenses
Focus	Shared general and administrative expenses
Medgold	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the condensed interim consolidated financial statements (Notes 7, 9 and 10), the Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the periods ended September 30, 2014 and 2013:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Expenses:
Salaries and benefits	$ 3,445	$ 2,779	$ 8,522	$ 11,846
Mineral property costs:
Salaries and benefits	1,285	2,446	5,306	37,277
	$ 4,730	$ 5,225	$ 13,828	$ 49,123

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

13.

RELATED PARTY TRANSACTIONS – (cont’d)

The Company reimburses Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administrative costs and other business related expenses paid by Gold Group on behalf of the Company.  During the periods ended September 30, 2014 and 2013, the Company reimbursed Gold Group the following:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
General and administrative expenses:
Consulting fees	$ -	$ -	$ -	$ 3,000
Office and miscellaneous	15,744	12,334	35,498	34,957
Public relations	-	595	1,189	3,365
Property investigations	-	-	-	25,320
Salaries and benefits	23,097	49,009	62,347	192,183
Transfer agent and regulatory fees	570	44	3,749	3,109
Travel and accommodation	3,644	2,182	11,681	14,896
	$ 43,055	$ 64,164	$ 114,464	$ 276,830
Exploration expenditures	$ -	$ 18,414	$ -	$ 55,703

Salary and benefits costs for the nine months ended September 30, 2014 include those for the Chief Financial Officer and Corporate Secretary (2013: Vice President Corporate Development, Chief Financial Officer, and Corporate Secretary).

These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Prepaid expenses and deposits include an amount of $420 (December 31, 2013: $Nil) paid to Gold Group for shared administrative costs.

Long-term deposits include an amount of $60,000 (December 31, 2013: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Due from related parties of $Nil (December 31, 2013: $33,817) are amounts due from companies which have a common director with the Company and arose from shared administrative costs. These amounts were unsecured, non-interest bearing and are due on demand.

Accounts payable and accrued liabilities include $15,675 (December 31, 2013: $31,369) payable to Gold Group for shared administrative costs and $Nil (December 31, 2013: $7,500) to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Management fees	$ 25,500	$ 18,000	$ 76,500	$ 54,000
Salaries, benefits and fees	6,417	30,608	19,392	104,816
	$ 31,917	$ 48,608	$ 95,892	$ 158,816

There were no share-based payments to key management personnel or directors not specified as key management personnel during the periods ended September 30, 2014 and 2013.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

14.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector relating to precious metals exploration. Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, USA, Guatemala, Nicaragua, Mexico, and Caymans. Details of identifiable assets by geographic segments are as follows:

Period ended September 30, 2014	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Exploration expenditures	$ -	$ 578,559	$ 113,193	$ 6,468	$ 131,928	$ -	$ 830,148
Gain on sale of available-for-sale investments	1,289,708	-	-	-	-	-	1,289,708
Investment income	27,130	-	-	-	-	-	27,130
Amortization	19,681	-	10,307	519	-	-	30,507
Profit/(loss) before income taxes	621,035	(578,559)	(240,918)	(8,481)	(138,651)	(19,166)	(364,740)
Capital expenditures*	6,507	118,775	-	-	-	-	125,282

Period ended September 30, 2013	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Exploration expenditures	$ -	$ -	$ 412,940	$ 121,765	$ 356,452	$ -	$ 891,157
Exploration and evaluation asset costs written off	-	-	-	-	171,815	-	171,815
Investment income	16,786	-	-	-	-	-	16,786
Amortization	25,464	-	9,657	510	-	-	35,631
Profit/(loss) before income taxes	(6,474,491)	-	(493,534)	(125,256)	(484,165)	(10,661)	(7,588,107)
Capital expenditures*	-	-	1,234	-	171,815	-	173,049

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at September 30, 2014	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Total current assets	$ 9,901,385	$ -	$ 29,378	$ 10,163	$ 37,476	$ 270,407	$ 10,248,809
Total non-current assets	246,010	118,775	555,730	4,513	-	-	925,028
Total assets	$ 10,147,395	$ 118,775	$ 585,108	$ 14,676	$ 37,476	$ 270,407	$ 11,173,837
Total liabilities	$ 274,322	$ -	$ 3,242	$ 17	$ 4,698	$ -	$ 282,279

As at December 31, 2013	Canada	USA	Guatemala	Nicaragua	Mexico	Caymans	Consolidated
Total current assets	$ 10,116,791	$ -	$ 53,207	$ 9,968	$ 32,223	$ 288,544	$ 10,500,733
Total non-current assets	248,029	-	566,034	5,032	-	-	819,095
Total assets	$ 10,364,820	$ -	$ 619,241	$ 15,000	$ 32,223	$ 288,544	$ 11,319,828
Total liabilities	$ 93,762	$ -	$ 1,529	$ 2,178	$ 5,586	$ 4	$ 103,059

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

15.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.  The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries. The Company monitors this exposure, but has no hedge positions. As at September 30, 2014, cash totalling $90,643 (December 31, 2013: $68,059) was held in US dollars, $892 (December 31, 2013: $694) in Nicaragua Cordoba, $Nil (December 31, 2013: $4,213) in Guatemala Quetzal, $850 (December 31, 2013: $690) in Mexican Pesos and $709 (December 31, 2013: $709) in Peruvian Sols. Based on the above net exposures at September 30, 2014, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $9,300 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited as it holds no assets or liabilities subject to variable rates of interest.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold, Focus, and Medgold are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $687,000 decrease in equity.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

15.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At September 30, 2014, the Company had working capital of $9.97 million (December 31, 2013: $10.4 million) available to apply against short-term business requirements. All of the Company’s financial liabilities have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The condensed interim consolidated statement of financial position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for B2Gold, Focus, and Medgold are based on quoted prices and are therefore considered to be Level 1.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

16.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash and cash equivalents, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the period ended September 30, 2014. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

17.

CHANGE IN PRESENTATION

The Company has reclassified certain prior period expenses to conform to the current year presentation of expenses.

18.

EVENTS AFTER THE REPORTING DATE

Subsequent to September 30, 2014, the following events which have not been disclosed elsewhere in these condensed interim consolidated financial statements have occurred:

•

The Company advanced $800,000 to Southern Silver Exploration Corp. (“Southern Silver”) in order to fund Southern Silver’s final option payment to acquire the Cerro Las Minitas mineral claims in Mexico. In consideration of the advance, Southern Silver has granted to the Company an exclusive option for 120 days to settle the terms of a business arrangement for the Company to acquire either a direct or indirect interest in the Cerro Las Minitas claims, including continued exploration and development of the property.

•

Security for the loan shall consist of issuance of a debenture convertible into common shares of Southern Silver at a rate of $0.05 per share in favour of the Company supported by hypothecation of all shares in Southern Silver’s subsidiary which holds the mineral claims forming the property. The loan is repayable on demand, provided that the Company shall not demand payment for a period of one year.  Interest is payable annually at 8% per annum.

The Company has decided to not pursue obtaining a direct interest in the Cerro Las Minitas claims, and on March 17, 2015, the Company provided notice to Southern Silver to convert $300,000 of the loan to common shares of Southern Silver.

•

On October 15, 2014, the Company signed agreements with B2Gold to sell the Company’s 40% interest in the San Jose, Nicaragua joint venture in consideration for a 2% net smelter return royalty, and to mutually terminate the La Magnolia, Nicaragua joint venture.  Closing of the sale of the San Jose joint venture is anticipated to occur by the end of June 2015.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

18.

EVENTS AFTER THE REPORTING DATE – (cont’d)

•

In early March 2015, the Company agreed, subject to TSX Venture Exchange approval, to purchase from Focus a production royalty,  equivalent to a 2% net smelter return, on Focus’s 70% interest in future phosphate production from the Bayovar 12 project located in the Sechura district of northern Peru.  The purchase price for the royalty is US$1.0 million.  Focus will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  Should the Company decide at any time in the future to sell the royalty, Focus will retain a first right of refusal.  The Company and Focus have two common directors.

•

In early March 2015, the Company acquired an option to earn a 100% interest in the Margarita Silver Project located in the State of Chihuahua, Mexico.  The Project consists of two mining exploration licenses comprising a total of 125 hectares. The Company can earn the 100% interest in the project by making cash payments to the property owners, two private Mexico corporations, totalling US$3,000,000 over a period of five years following issuance of a drill permit for the Project.  If the option is exercised by the Company, the property owners will be entitled to a 0.5% NSR royalty.  The Company may re-purchase the royalty at any time for US$500,000.

•

A total of 140,000 share purchase options with an exercise price of $0.81 have been forfeited.

19.

CORRECTION OF ERROR IN PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

During the fourth quarter of 2014, the Company discovered an error in its previously reported consolidated financial statements as at and for the period ended September 30, 2014. The Company is required to separately disclose the impact of correction of errors, if any, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

In accordance with IAS 39 Financial Instruments: Recognition and Measurement, the Company has classified its marketable securities as available-for-sale financial instruments. Available-for-sale investments are carried at fair value with changes in fair value recognized in accumulated other comprehensive loss/income. During the fourth quarter of 2014, the Company re-assessed and determined that its investment in the shares of Medgold, a public company with common directors and officers, suffered an impairment as at September 30, 2014 (Note 7).

As a result of this determination, and in accordance with IAS 39, the Company has reclassified the loss previously recognized in other comprehensive income from accumulated other comprehensive loss to net loss. As at and for the period ended September 30, 2014, this reclassification adjustment resulted in a $300,000 increase in other comprehensive income, a $300,000 increase in loss on impairment of available-for-sale investments, a $300,000 increase in accumulated other comprehensive income, and a $300,000 increase in accumulated deficit.  For the period ended September 30, 2014, the reclassification adjustment did not have an impact on operating, financing, or investing cash flow activities and there was no change in loss per share.

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

19.

CORRECTION OF ERROR IN PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS – (cont’d)

For the three months ended September 30, 2014
	As previously reported	As restated
Consolidated statement of financial position:
Accumulated other comprehensive (loss) income	$ 864,040	$ 1,164,040
Deficit	(53,201,753)	(53,501,753)

Consolidated statement of comprehensive income:
Impairment on available-for-sale investments	$ -	$ (300,000)
Net loss for the period	(700,792)	(1,000,792)
Fair value gains on available-for-sale investments	(2,726,499)	(2,426,499)
Total comprehensive loss	(3,427,291)	(3,427,291)
Basic and diluted loss per share	$(0.01)	$(0.01)

For the nine months ended September 30, 2014
	As previously reported	As restated

Consolidated statement of comprehensive income:
Impairment on available-for-sale investments	$ -	$ (300,000)
Net loss for the period	(64,740)	(364,740)
Fair value gains on available-for-sale investments	260,471	39,529
Total comprehensive loss	(325,211)	(325,211)
Basic and diluted loss per share	$(0.00)	$(0.00)

RADIUS GOLD INC.

(An Exploration Stage Company)

NOTES TO THE AMENDED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the nine months ended September 30, 2014 and 2013

(Expressed in Canadian Dollars)

19.

CORRECTION OF ERROR IN PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS – (cont’d)

During the year ended December 31, 2013, the Company determined that the decline in value of B2Gold shares was both significant and prolonged and, accordingly, recorded a yearend impairment adjustment of $5,863,925. However, the point of impairment of the B2Gold shares took effect prior to the period ended December 31, 2013 and thus the Condensed Interim Statement of Comprehensive Loss for the comparative period ending September 30, 2013 has been restated to reflect this. In the first two quarters of 2013, the Company recognized an impairment on Focus shares of $70,518 of which $30,222 was incorrectly reversed through net income in the quarter ended September 30, 2013 and has been restated. For the period ended September 30, 2013, these adjustments resulted in a $5,894,147 increase in impairment on available-for-sale investments, an increase of $5,894,147 in net loss for the period, and a net increase of $5,894,147 in other comprehensive income (which includes prior year accumulated other comprehensive income of $456,090), and an increase of $0.07 in basic and diluted loss per share.  For the period ended September 30, 2014, the reclassification adjustment did not have an impact on operating, financing, or investing cash flow activities.

For the three months ended September 30, 2013
	As previously reported	As restated
Consolidated statement of comprehensive income:
Impairment on available-for-sale investments	$ 30,222	$ -
Net loss for the period	(517,590)	(547,812)
Fair value gains on available-for-sale investments	1,310,903	1,341,125
Total comprehensive income	793,313	793,313
Basic and diluted loss per share	$(0.01)	$(0.01)

For the nine months ended September 30, 2013
	As previously reported	As restated
Consolidated statement of comprehensive income:
Impairment on available-for-sale investments	$ (40,296)	$ (5,934,443)
Net loss for the period	(1,693,960)	(7,588,107)
Fair value gains (losses) on available-for-sale investments	(3,943,211)	2,407,026
Total comprehensive loss	(5,637,171)	(5,637,171)
Basic and diluted loss per share	$(0.02)	$(0.09)

APPENDIX “F”

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2013

F - 1

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year End Report – December 31, 2013

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the annual audited consolidated financial statements of the Company for the fiscal year ended December 31, 2013.  The following information, prepared as of April 29, 2014, should be read in conjunction with the December 31, 2013 consolidated financial statements.  The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise indicated.

The Company’s public filings, including its most recent unaudited and audited financial statements can be reviewed on the SEDAR website (www.sedar.com).

Forward Looking Information

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results.  When used in this MD&A, words such as “will”, “may”, “should”, “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance.

Forward-looking statements are statements that are not historical facts, and include but are not limited to:

a)

Estimates and their underlying assumptions;

b)

Statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model, future operations, the impact of regulatory initiatives on the Company’s operations, and market opportunities;

c)

General industry and macroeconomic growth rates;

d)

Expectations related to possible joint or strategic ventures; and

e)

Statements regarding future performance.

Forward-looking statements used in this MD&A are subject to various risks, uncertainties and other factors, most of which are difficult to predict and generally beyond the control of the Company. These risks, uncertainties and other factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks, uncertainties and other factors, including the risks, uncertainties and other factors identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by securities law.

Business of the Company

The Company has been exploring for gold in Latin America for over a decade, with more recent focus in Central America which has resulted in the discovery of several new gold deposits.  Following the sale of its Trebol and El Pavon projects in Nicaragua to B2Gold Corp. (“B2Gold”), the Company has a strong treasury of over 2.8 million common shares of B2Gold, and management is reviewing exploration projects and/or distressed junior companies that may be available for acquisition or joint venture with the aim of expanding the geographic and commodity focus of the Company.

An update on the Company’s properties is provided below:

Mexico

Santa Brigida

In February 2013, the Company was granted an option to acquire a 100% interest in the Santa Brígida project, a 10,800 hectare property which hosts a low-sulphidation, epithermal silver-gold vein system located approximately 80 kilometres ENE of the city of Guanajuato in Mexico.

An IP-resistivity survey was designed and completed over the southeastern strike extension of the Santa Brígida and Pozos vein systems, to explore for Ag-Au mineralization under soil and caliche cover. The survey defined a number of resistivity and IP targets which were interpreted as possible manifestations of quartz vein under cover. A first phase, 8-hole drill program was designed to test the highest priority geophysical targets. After a review of the results of the first three diamond drill holes (totaling 656 linear metres), in which no significant previous metal concentrations were intersected, the Company ceased drilling operations and has dropped its purchase option on the property.

Tlacolula

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca. An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system. In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”) and the option agreement was amended in December 2012. The 12,642 hectare property is located 14 kilometres east-southeast of the city of Oaxaca and 30 kilometres northeast of Fortuna’s 100%-owned San Jose silver-gold mine.

Fortuna can earn a 60% interest in the Tlacolula project by spending US$2 million on exploration, which includes a commitment to drill 1,500 metres, within 12 months of issuance of a drill permit for the project.  Fortuna must also pay to the Company US$100,000 cash and US$100,000 worth of Fortuna shares within 90 days of completion of the 1,500 metre drill program.  Fortuna has not yet received a drill permit. To date, the Company has received US$150,000 cash and 34,589 shares of Fortuna, of which US$50,000 cash and 11,415 shares were received in early 2013.

Nicaragua

The Company began exploring in Nicaragua in 2003. In addition to discovering a number of exploration projects with potential to host gold resources, specifically the Trebol, Pavon and San Jose exploration properties, the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country.

Transactions with B2Gold

In August 2012, the Company sold its Trebol and Pavon properties to B2Gold in consideration of 4,815,894 common shares of B2Gold with a fair value at that time of $16,662,993. In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces which may in the future be outlined at Trebol (on a 100% basis). Future royalty payments from B2Gold will be recorded as revenue at such time they are virtually certain to be received.

Also in August 2012, B2Gold and the Company entered into joint venture agreements on 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua.  In 2013, an agreement was reached whereby the Company will sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% NSR royalty on each property.  B2Gold will have the right to purchase one-half of each royalty for US$1,000,000.  This agreement has not yet been formalized.

Guatemala

As a result of continued uncertainty surrounding the granting of both exploration and exploitation concessions in Guatemala, and a general increase in the level of anti-mining activism in many parts of the country, the Company ceased its ongoing exploration activities in the country in the third quarter of 2013 though care and maintenance of the properties continue Management will reassess the Company’s plans for this country on a regular basis and exploration activities may be ramped back up if the mining investment climate improves.

Qualified Person: David Clark, M.Sc., P.Geo., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and has approved the disclosure of the technical information in this MD&A.

Selected Annual Information

The following table sets forth selected annual financial information of the Company for, and as at, the end of each of the last three financial years ending December 31, 2013, 2012, and 2011:

	2013 ($)	2012 ($)	2011 ($)
Total investment and other income	22,141	8,883	61,397
Exploration expenditures	1,039,309	884,966	6,390,053
Income (loss) before income taxes Total Basic & fully diluted per share	(8,287,763) (0.10)	8,929,357 0.10	(3,350,056) (0.04)
Net income (loss) for the year Total Basic & fully diluted per share	(8,287,763) (0.10)	8,929,357 0.10	(2,633,302) (0.03)
Total assets	11,319,828	19,242,828	10,351,157
Total long-term liabilities	-	-	-
Cash dividends	-	-	-

Exploration expenditures were significantly higher for the year ended December 31, 2011 as the Company incurred most of its exploration expenditures during that year on its Yukon properties.  The Yukon properties were spun out to Rackla Metals Inc. (“Rackla”) towards the end of 2011.  This spin-out to Rackla also resulted in a gain on distribution of assets totaling $4.8 million which significantly lessened the net loss for the year ended December 31, 2011.  The year ended December 31, 2012 shows a net income due a gain on sale of properties of $16.3 million which relate to the B2Gold transaction.  The net loss for the current year was significantly impacted by an impairment charge on available-for-sale investments of $5.9 million. Total assets were higher as at December 31, 2012 due to the B2Gold shares received from the B2Gold transaction.  Total assets then decreased during the current year as cash was used for operations and the market price of B2Gold shares was significantly less at December 31, 2013 than it was at December 31, 2012, thus leading to a lower available-for-sale investments carrying value.

Quarterly Information

The following table provides information for the eight fiscal quarters ended December 31, 2013:

Quarter ended	Dec. 31, 2013 ($)	Sep. 30, 2013 ($)	June 30, 2013 ($)	Mar. 31, 2013 ($)	Dec. 31, 2012 ($)	Sep. 30, 2012 ($)	June 30, 2012 ($)	Mar. 31, 2012 ($)
Exploration expenditures	148,152	196,232	371,754	323,171	258,225	229,108	246,247	151,386
Total investment income	5,355	6,285	7,679	2,822	576	1,971	3,049	3,287
Net income (loss) before income taxes	(6,593,803)	(517,590)	(659,051)	(517,319)	(1,938,538)	11,899,804	(657,726)	(374,183)
Basic and diluted income (loss) per share	(0.07)	(0.01)	(0.01)	(0.01)	(0.03)	0.14	(0.01)	(0.00)

The quarter ended September 30, 2012 resulted in a net income before income taxes of $11,899,804 due to the net gain of $16,278,410 on the B2Gold transaction which was partially offset by a net loss of $3,823,118 on the disposal of the Tambor property in Guatemala.  For the quarter ended December 31, 2013, an impairment charge of $5,894,147 on available-for-sale investments significantly increased the loss before income taxes for that period. For the quarter ended December 31, 2012, an impairment charge of $855,632 on the shares held in Rackla increased the loss before income taxes for that period. The quarter ended December 31, 2012 also recorded a significant share-based compensation charge of $385,320 as a result of stock option grants.

Results of Operations

Quarter ended December 31, 2013

The quarter ended December 31, 2013 had a net loss of $6,593,803 compared to a net loss of $1,938,538 for the quarter ended December 31, 2012, an increase of $4,655,265.  While the comparative quarter recorded an impairment charge of $855,632 on shares held in Rackla, the current quarter recorded an impairment of $5,894,147 on available-for-sale investments.  Both the current and comparative quarters recorded a share of post-tax losses of Rackla of $351,740 and $132,000 respectively.

Exploration expenditures in the current quarter totalled $148,152 compared to $258,225 in the comparative quarter, a decrease of $110,073. Exploration expenditures in the current quarter were primarily incurred on the Santa Brigida property in Mexico whereas the expenditures during the comparative quarter were primarily incurred in Guatemala.

General and administrative expenses for the quarter ended December 31, 2013 were $199,588 compared to $718,859 for the quarter ended December 31, 2012, a decrease of $519,271.  The decrease is largely due to there being no share-based compensation expense recorded during the current quarter whereas the comparative quarter had an expense of $385,320 relating to the granting of stock options during that period.  Other significant cost decreases were $67,472 in legal and audit fees, $26,000 in consulting fees, and $18,172 in salaries and benefits. Legal and audit fees were less because of lower anticipated audit fees for the current period. There were no consulting fees for the current quarter whereas the comparative quarter included a long standing consulting agreement that was terminated prior to the current quarter. Salaries and benefits were lower as the Company engaged in less corporate activities during the current quarter and implemented reductions in administrative costs. The only notable cost increase was $7,500 in management fees. During the current quarter, the monthly compensation for the Chief Executive Officer was increased.

Year ended December 31, 2013

The year ended December 31, 2013 had a net loss of $8,287,763 compared to a net income of $8,929,357 for the year ended December 31, 2012. The comparative year recorded a net income due to a net gain of $16,278,410 from the sale of Nicaraguan properties that was partially offset by the loss of $3,823,118 on the disposal of the Tambor property in Guatemala. The current year net loss is significantly impacted by an impairment of available-for-sale investments which resulted in a charge of $5,934,443. As well, the current year includes a charge of $171,815 for the write-off of exploration and evaluation costs regarding the Santa Brigida property whereas no exploration and evaluation costs were written off in the comparative year. The comparative year recorded a $41,780 loss on disposal of property and equipment and an impairment charge of $855,632 on shares held in Rackla whereas the current year did not. Both the current and comparative years recorded fairly similar gains from receipt of mineral property option payments. The Company’s share of post-tax losses of Rackla for the current year was $493,318 compared to $366,950 for the comparative year. The current year share of Rackla’s post-tax losses was actually greater than $493,318 but only this amount was recorded to reduce the investment in associate carrying amount to $1.

Exploration expenditures for the current year totalled $1,039,309 compared to $884,966 for the comparative year, an increase of $154,343. The higher exploration expenditures relate mostly to the Santa Brigida property in Mexico.

General and administrative expenses for the current year were $844,056 compared to $1,498,618 for the comparative year, a decrease of $654,562. Significant cost decreases were $385,320 in share-based compensation, $99,826 in consulting fees, $86,364 in legal and audit fees, $61,500 in management fees, and $39,114 in travel and accommodation. The comparative year recorded a share-based compensation expense of $385,320 whereas the current year did not have any share-based compensation expense. Consulting fees were lower because of the termination of a long standing financial consulting agreement early in the current year. Legal and audit fees were higher in the comparative year due to the Nicaraguan and Guatemalan property sale transactions that occurred during that year.  Management fees were higher in the comparative year due to a bonus of $72,000 paid to the Chief Executive Officer during that year. Travel and accommodation costs were lower because of the Company engaging in less corporate activities than that in the comparative year. Significant general and administrative cost increases were $81,324 in property investigations and $32,547 in office and miscellaneous. There was less property investigation costs recorded during the comparative year because these costs were only incurred towards the end of 2012 whereas the Company investigated numerous opportunities throughout the current year. Office and miscellaneous costs were higher in large part to directors and officers insurance that became effective towards the end of the comparative year.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the year ended December 31, 2013 is as follows:

Guatemala – At total of $478,760 was incurred on exploration, property investigation, and administrative related costs, of which $69,464 was incurred on the Southeast Guatemala Ag-Au Epithermal Fields property.

Nicaragua - $30,081 was incurred on miscellaneous exploration and administrative related costs.

Mexico - The Company received option payments on its Tlacolula Property from Fortuna in the form of cash and shares with a combined value of $98,590. A total of $530,568 was incurred on exploration, property investigation, and miscellaneous administrative costs of which $472,155 was incurred on the Santa Brigida property.  Acquisition costs totalling $171,815 were recorded during the current year with respect to the Santa Brigida property but then written off with the termination of the Santa Brigida option agreement.

Further details regarding exploration expenditures for the years ended December 31, 2013 and 2012 are provided in the schedules at the end of this document.

Liquidity and Capital Resources

The Company’s cash increased from approximately $0.99 million at December 31, 2012 to $1.56 million at December 31, 2013; however, working capital has significantly decreased. As at December 31, 2013 working capital was $10.4 million compared to $17.7 million at December 31, 2012.  The decrease in working capital was due in part to the Company using capital for its 2013 operations but primarily because the Company’s investment in B2Gold common shares had decreased in value which resulted in an impairment of $5.9 million being charged to operations for 2013. As at December 31, 2013, these shares had a fair value of $8.47 million.  The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the year ended December 31, 2013, the Company sold 677,500 B2Gold shares for proceeds of $2.42 million.  Subsequent to December 31, 2013, the Company sold an additional 1,057,000 B2Gold shares for proceeds of approximately $3.35 million.

In addition to the remaining 2,826,394 B2Gold shares, the Company currently holds 1,007,406 common shares of Focus Ventures Ltd. (“Focus”) as part of its available-for-sale investments. The Company held 7,175,700 warrants in Rackla that were tradable on the TSX-V until they expired unexercised on June 8, 2013. As at December 31, 2013, the carrying amount for all available-for-sale investments was $8.69 million compared to $16.55 million as at December 31, 2012.  The Company also currently holds 9,866,376 common shares in Rackla with a fair value of $147,996 as at December 31, 2013, but these shares are recorded as an investment in Rackla which is being accounted for under the equity method for investments with significant influence instead of as available-for-sale investments. The Company also holds 1,345,338 warrants of Rackla acquired in 2012 by way of a private placement and although these warrants are transferable, they are not traded on an exchange. During the current year, the Company sold its holding of 34,589 common shares of Fortuna for proceeds of $153,998.

The Company intends to use proceeds from previous and future sales of B2Gold shares to fund its exploration programs and general working capital requirements.

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company has not yet achieved profitable operations, has accumulated losses of $53.14 million since inception, and is expected to incur further losses in the development of its business. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity. Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto. The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Commitment

The Company has entered into operating lease agreements for its office premises. The Company also rents space to other companies related by common directors and officers on a month to month basis, the amounts of which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below are the gross commitments. Expected lease payments due by period as at December 31, 2013 are as follows:

Less than 1 year	$ 298,506
1 – 3 years	526,688
4 – 5 years	381,216
After 5 years	190,608
Total	$ 1,397,018

For the year ended December 31, 2013, the Company received a total of $247,294 (2012: $235,454; 2011: $184,675) from those companies it rents space to.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and seek additional funding as needed. The Company will continue to assess new properties with the aim of acquiring property interests if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash and cash equivalents, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the year ended December 31, 2013. The Company’s investment policy is to hold cash in interest bearing bank accounts and highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This section describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout the accompanying financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receives periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions. As at December 31, 2013, cash totalling $68,059 (December 31, 2012: $191,445) was held in US dollars, $694 (December 31, 2012: $741) in Nicaragua Cordoba, $4,213 (December 31, 2012: $4,706) in Guatemala Quetzal, $690 (December 31, 2012: $5,476) in Mexican Pesos and $709 (December 31, 2012: $715) in Peruvian Sols. Based on the above net exposures at December 31, 2013, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $7,400 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in an $869,000 decrease in equity.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company believes that these sources will be sufficient to cover the known requirements at this time.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The Statement of Financial Position carrying amounts for cash and cash equivalents, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Available-for-sale investments are based on quoted prices and are therefore considered to be Level 1.

Related Party Transactions

The Company’s related parties with transactions during the year ended December 31, 2013 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla Metals Inc. (“Rackla”) (Associate)	Shared general and administrative expenses
Fortuna Silver Mines Inc. (“Fortuna”)	Shared general and administrative expenses
Focus Ventures Ltd. (“Focus”)	Shared general and administrative expenses
Medgold Resources Corp. (“Medgold”) (formerly Emerick Resources Corp.)	Shared general and administrative expenses
Western Pacific Resources Corp. (“Western Pacific”)	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses
Voyager Gold Corp. (“Voyager”)	Shared general and administrative expenses

The Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the years ended December 31, 2013 and 2012.

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Expenses:
Salaries and benefits	$ 4,123	$ 3,605	$ 15,969	$ 34,488
Mineral property costs:
Salaries and benefits	5,077	25,494	42,354	76,979
	$ 9,200	$ 29,099	$ 58,323	$ 111,467

During the years ended December 31, 2013 and 2012, the Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for the following costs:

Three months ended December 31,			Year ended December 31,
	2013	2012	2013	2012
General and administrative expenses:
Communications	$ 1,660	$ 3,173	$ 8,552	$ 5,690
Consulting fees	-	-	3,000	-
Office and miscellaneous	9,688	7,133	37,753	12,987
Public relations	598	1,718	3,963	4,048
Property investigations	5,940	-	31,260	-
Repair and maintenance	-	1,667	-	11,151
Salaries and benefits	54,286	4,172	246,469	10,707
Transfer agent and regulatory fees	-	-	3,110	-
Travel and accommodation	2,408	13,031	17,304	18,949
	$ 74,580	$ 30,894	$ 351,411	$ 63,532
Exploration expenditures	$ 3,630	$ -	$ 59,333	$ -

Effective July 1, 2012, Gold Group is reimbursed by the Company for certain shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salaries and benefits costs paid to Gold Group include those for the Vice President Corporate Development, Chief Financial Officer, and Corporate Secretary.  These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Long-term deposits include an amount of $60,000 (December 31, 2012: Prepaid expenses and deposits: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Amounts due from related parties as of December 31, 2013 include $19,047 (December 31, 2012: $17,520) due from Medgold, $9,239 (December 31, 2012: $25,394) due from Focus, $2,477 (December 31, 2012: $35,294) due from Fortuna, $1,527 (December 31, 2012: $17,539) due from Rackla, $1,527 (December 31, 2012: $17,535) due from Cordoba, and $Nil (December 31, 2012: $3,665) due from Western Pacific.  These balances arose from the Company incurring office, administrative and personnel costs which were then shared with the related parties. Effective July 1, 2012, the cost sharing arrangements between the related parties are primarily with Gold Group rather than with the Company.

Accounts payable and accrued liabilities as of December 31, 2013 includes $31,369 (December 31, 2012: $85,380) payable to Gold Group for shared administrative costs and $7,500 to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees (December 31, 2012: $Nil).

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended December 31,		Year ended December 31,
	2013	2012	2013	2012
Management fees	$ 25,500	$ 18,000	$ 79,500	$ 141,000
Salaries, benefits and fees	14,927	39,672	119,743	105,429
Share-based payments	-	92,271	-	92,271
	$ 40,427	$ 149,943	$ 199,243	$ 338,700

Total share-based payments to directors not specified as key management personnel during the year ended December 31, 2013 was $Nil (2012: $81,165).

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position and Outstanding Options

As at April 29, 2014, the Company’s outstanding share position is 86,675,617 common shares and the following incentive stock options are outstanding:

STOCK OPTIONS
Number of options	Exercise price	Expiry date
1,570,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
820,000	$0.69	September 23, 2020
290,000	$0.81	July 26, 2021
2,135,000	$0.20	December 12, 2022
4,915,000

Significant Investments Accounted For By the Equity Method

Rackla was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011.

Under the Arrangement, each shareholder of the Company received one common share and one full share purchase warrant in Rackla for every three common shares of the Company held by the shareholder, thereby splitting the Company’s exploration and evaluation assets in Canada from non-Canadian exploration and evaluation assets remaining with the Company. The Arrangement resulted in the Company retaining 7,175,701 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for assets distributed to Rackla. The 7,175,700 share purchase warrants expired during the current year.  Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.

On the date the Arrangement was completed, the Company relinquished control of Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. In 2012, the Company participated in a private placement of Rackla whereby 2,690,675 units at $0.08 per unit were acquired by the Company for a total cost of $215,254. Each unit consisted of one common share and one-half warrant. Each whole warrant entitles the Company to purchase one additional common share of Rackla at $0.10, expiring October 10, 2014. With the acquisition of the 2,690,675 common shares, the Company has a 19.5% interest in Rackla as of December 31, 2013. Given the decline in the underlying quoted market price of the shares held in Rackla, an impairment charge of $855,632 was recorded in 2012.

The following table shows the continuity of the Company’s interest in Rackla for the period from January 1, 2012 to December 31, 2013:

Balance, December 31, 2011	$ 1,500,647
Increase in investment	215,254
Impairment on shares held in associate	(855,632)
Less: share of losses in associate	(366,950)
Balance, December 31, 2012	493,319
Less: share of losses in associate	(493,319)
Balance, December 31, 2013	$ 1

Since the Company’s share of losses in Rackla exceeds its interest, the Company has discontinued recognizing its share of further losses. The accumulative unrecognized share of losses for the associate is $361,182.

The financial statement balances of Rackla are as follows:

	December 31, 2012	December 31, 2012
Total assets	$ 1,221,037	$ 5,691,377
Total liabilities	36,543	133,734
Net loss	4,373,259	1,856,402

Adoption of New and Amended IFRS Pronouncements

Effective January 1, 2013, the Company adopted the following new and revised International Financial Reporting Standards (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 require the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The only item in accumulated other comprehensive income relates to fair value adjustments on available-for-sale investments. The statement of comprehensive loss in the consolidated financial statements has been amended to reflect the presentation requirements under the amended IAS 1.

IFRS 7 Financial Statements: Disclosures

The amendment to IFRS 7 enhances the disclosure required when offsetting financial assets and liabilities. The application of this IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. The application of the IFRS did not have a material impact on the amounts reported for the current or prior years but may affect the accounting for future transactions or arrangements.

Future Changes in Accounting Policies

The following new standards have been issued by the IASB but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions,
Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Risks and Uncertainties

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; and obtaining permits for drilling and other exploration activities.

If the Company does not satisfactorily complete its contribution requirements to any joint ventures it may be a party to, the Company’s interest in a joint venture can be diluted to a point where all interest in the joint venture is forfeited.

Joint Venture Funding Risk

The Company’s strategy includes seeking partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether the Company can find another partner or has enough capital resources to fund the exploration and development on its own.

Commodity Price Risk

The Company is exposed to commodity price risk. Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

The Company has no source of operating cash flow and has no assurance that additional funding will be available to it when needed for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues or the value of the Company’s available-for-sale investments and corresponding effect on the Company’s financial position.

Political, Regulatory and Currency Risks

The Company’s mineral properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in Guatemalan quetzals, Nicaraguan córdobas, Mexican pesos, and US dollars. At this time there are no currency hedges in place.  Therefore a weakening of the Canadian dollar against the Guatemalan quetzal, Nicaraguan córdoba, Mexican peso, and US dollar could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental and Social Risks

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present. Social risks are fairly significant in the Company’s areas of operations.  Violence, kidnapping, theft and other criminal activities could disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Mineral Properties Expenditure Detail (see following pages)

Mineral Properties Expenditure Detail

RADIUS GOLD INC.
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the year ended December 31, 2013
(Expressed in Canadian Dollars)

	Guatemala	Guatemala	Nicaragua	Nicaragua	Mexico	Mexico
	General	Mineral	General	Mineral	General	Mineral
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	Total
Camp, food and supplies	$ 36,989	$ 603	$ -	$ -	$ -	$ 1,198	$ 38,790
Drafting, maps and printing	174	-	-	-	-	-	174
Drilling	-	-	-	-	-	93,281	93,281
Environment	-	-	-	-	-	1,939	1,939
Exploration administration	8,438	-	-	-	13,138	-	21,576
Geochemistry	24,196	-	-	-	1,441	13,918	39,555
Geological consulting	166,933	36,841	-	6,211	17,841	276,731	504,557
Legal and accounting	8,821	-	1,219	-	9,522	-	19,562
Licenses, rights and taxes	-	668	-	6,401	-	72,669	79,738
Maintenance	4,633	-	-	-	-	-	4,633
Materials	1,133	-	-	553	-	-	1,686
Medical expenses	10,089	-	-	-	-	-	10,089
Miscellaneous	348	642	3,190	4,899	-	-	9,079
Public relations	10,796	6,879	-	-	-	-	17,675
Rent and utilities	10,484	7,596	1,360	-	-	-	19,440
Salaries and wages	73,314	15,386	4,805	-	6,450	2,446	102,401
Shipping	1,247	-	-	-	-	377	1,624
Telephone and communications	9,077	256	1,443	-	156	-	10,932
Travel and accommodation	42,624	593	-	-	9,765	9,596	62,578
Balance - end of year	$ 409,296	$ 69,464	$ 12,017	$ 18,064	$ 58,313	$ 472,155	$ 1,039,309

RADIUS GOLD INC.
CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the year ended December 31, 2012
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico
	General	Mineral	General	General	Mineral
	Exploration	Concessions	Exploration	Exploration	Concessions	Total
Camp, food and supplies	$ 32,994	$ 11,068	$ -	$ -	$ -	$ 44,062
Drafting, maps and printing	25	103	919	-	-	1,047
Drilling	-	1,884	-	-	-	1,884
Exploration administration	15,639	4,493	-	742	-	20,874
Foreign Exchange	329	763	-	-	-	1,092
Environment	-	89,066	-	-	-	89,066
Geochemistry	32,008	2,255	-	1,099	-	35,362
Geological consulting	225,733	58,982	-	18,556	-	303,271
Other consulting	-	59	-	-	-	59
Legal and accounting	8,484	2,484	3,891	9,601	-	24,460
Licenses, rights and taxes	5,837	4,414	-	-	15,540	25,791
Materials	2,450	3,800	-	-	-	6,250
Maintenance	8,235	3,286	-	-	-	11,521
Miscellaneous	606	227	2,762	-	-	3,595
Medical expenses	11,992	3,972	-	-	-	15,964
Public relations	8,948	16,083	150	-	-	25,181
Rent and utilities	7,696	14,103	1,235	-	-	23,034
Salaries and wages	69,424	60,229	5,777	-	-	135,430
Shipping	1,268	329	639	-	-	2,236
Telephone and communications	6,521	2,354	1,984	646	-	11,505
Travel and accommodation	52,704	23,541	49	26,988	-	103,282
Balance - end of year	$ 490,893	$ 303,495	$ 17,406	$ 57,632	$ 15,540	$ 884,966

APPENDIX “G”

AMENDED MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

G - 1

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS - Amended

Third Quarter Report – September 30, 2014

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited amended condensed interim consolidated financial statements of the Company for the nine months ended September 30, 2014.  .  This MD&A has been amended as a result of an amendment to the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2014, the details of which are provided in Note 19 of those financial statements. The following information, prepared as of March 20, 2015, should be read in conjunction with the Company’s unaudited amended condensed interim consolidated financial statements for nine months ended September 30, 2014 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2013 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward Looking Information

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results.  When used in this MD&A, words such as “will”, “may”, “should”, “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance.

Forward-looking statements are statements that are not historical facts, and include but are not limited to:

a)

Estimates and their underlying assumptions;

b)

Statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model, future operations, the impact of regulatory initiatives on the Company’s operations, and market opportunities;

c)

General industry and macroeconomic growth rates;

d)

Expectations related to possible joint or strategic ventures; and

e)

Statements regarding future performance.

Forward-looking statements used in this MD&A are subject to various risks, uncertainties and other factors, most of which are difficult to predict and generally beyond the control of the Company. These risks, uncertainties and other factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks, uncertainties and other factors, including the risks, uncertainties and other factors identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by securities law.

Business of the Company

The Company has been exploring for gold in Latin America for over a decade which has resulted in the discovery of several gold deposits in Central America.  Following the sale of its Trebol and El Pavon projects in Nicaragua to B2Gold Corp. (“B2Gold”), the Company has a strong treasury of over 2.8 million common shares of B2Gold.  Management has been conducting an ongoing review of exploration projects and/or distressed junior companies that may be available for acquisition or joint venture with the aim of expanding the geographic and commodity focus of the Company.  To this end, the Company has recently acquired two property interests in Idaho, USA, and has been granted the right to participate in a property in Mexico.

A summary of the Company’s properties and recent transactions are provided below:

Peru – Bayovar 12 Project Royalty

In early March 2015, the Company agreed, subject to TSX Venture Exchange approval, to purchase from Focus Ventures Ltd. (“Focus”) a production royalty, equivalent to a 2% net smelter return, on Focus’s 70% interest in future phosphate production from the Bayovar 12 project located in the Sechura district of northern Peru.  The purchase price for the royalty is US$1.0 million.  Focus will have the right for 12 months to buy back one-half of the royalty for US$1.0 million.  Should the Company decide at any time in the future to sell the royalty, Focus will retain a first right of refusal.  The Company and Focus have two common directors.

Mexico – Margarita Project

In early March 2015, the Company acquired an option to earn a 100% interest in the Margarita Silver Project located in the State of Chihuahua, Mexico.  The Project consists of two mining exploration licenses comprising a total of 125 hectares located approximately 115 kilometres NW of the historic silver mining city of Parral, Chihuahua, in the Mexican Silver Belt, one of the most productive silver camps in the world.

Mineralization on the Project is hosted in a series of parallel, steeply-dipping, northwest-trending veins, the most important of which, the El Tren-Margarita vein, outcrops prominently as an oxidized ochre-coloured banded quartz-limonite vein.  It is exposed over a strike length of 1.7 kilometres within the property boundaries, and is known to strike over 4 kilometres onto adjacent ground.

The El Tren-Margarita vein is a classic banded epithermal quartz vein with an apparent thickness of between 1 and 5 metres.  Recent project due diligence work by the Company’s geologists included in-chip channel sampling continuously across a five metre in situ exposure of the vein.  The sampling assayed 640 ppm Ag over 5.0 metres and include the following results:

Sample #	Type	Length (m)	Ag (ppm)
rmag023	Chip channel	1.0	975
rmag024	Chip channel	1.0	564
rmag025	Chip channel	1.0	995
rmag026	Chip channel	1.0	242
rmag027	Chip channel	1.0	423

There is evidence on the Margarita Project of near-continuous artisanal-scale surface and near-surface mining along the entire strike length of the vein, but there is no physical or recorded evidence of diamond drilling or other signs of modern exploration works.  The Company considers the exploration potential for a vein-hosted high grade silver deposit to be excellent. It is the intention of the Company to bring in a joint venture partner to explore the Margarita Property, and the Company may or may not finance the exploration work by making a private placement in such joint venture partner.

The Margarita Project is located in the boundary region of the Sierra Madre Occidental volcanic province and the Mesozoic Chihuahua sedimentary basin.  District geology is dominated by a thick sequence of Cenozoic felsic volcanic rocks divided into two units: the Lower and Upper Volcanic Groups.  This metallogenic province hosts world-class silver mining camps, including San Julian (Fresnillo plc.), Pitarilla (Silver Standard), Dolores (Pan American Silver), and many others.

The Project concessions are surrounded on all sides by the Los Gatos concession package of Sunshine Silver Mines.  The Los Gatos Property consists of a large land package, and includes a series of generally northwest trending veins similar to El Tren-Margarita.  Los Gatos hosts a project-wide indicated resource of 5.5 Mt at 186 ppm Ag for a total of 32.9 Moz and an inferred resource of 14.3 Mt at 116 ppm Ag for a total of 53.2 Moz Ag.

Cautionary Language:  The Los Gatos resource is quoted from: “(NI) 43-101 Technical Report: Mineral Resources of the Los Gatos Project, Chihuahua, Mexico. Tetra Tech Inc. December 21st, 2012.” Radius’s Qualified Person has not verified the information regarding the Los Gatos resource.  The information on the Los Gatos resource is given to provide the geological context for the Margarita Project, and it is not necessarily indicative of similar mineralization on the Margarita Project.

The Company has the option to acquire a 100% interest in the Margarita Project by making cash payments to the property owners, two private Mexico corporations, totalling US$3,000,000 over a period of five years following issuance of a drill permit for the Project.  If the option is exercised by the Company, the property owners will be entitled to a 0.5% NSR royalty.  The Company may re-purchase the royalty at any time for US$500,000.

Mexico – Cerro Las Minitas Property

The Cerro Las Minitas property is located about 70 kilometres to the northeast of the city of Durango in Durango State, Mexico, and is accessed easily by road.  The property comprises 19 concessions covering approximately 13,700 hectares, and lies within heart of the Faja de Plata (Belt of Silver) of north central Mexico. The belt is one of the most significant silver producing regions in the world.

Management of the Company, after reviewing the past three years’ historical drill results provided by Southern Silver Exploration Corp. (“Southern Silver”), feels that this property has the potential to host a significant silver deposit.  In November 2014, the Company advanced $800,000 to Southern Silver in order to fund Southern Silver’s final option payment to acquire the Cerro Las Minitas mineral claims in Mexico. This secured loan granted the Company the exclusive right to conduct an in-depth review of the mineral claims and the exploration data, so that the Company could decide, by March 13, 2015, whether the Company wished to negotiate an agreement to acquire from Southern Silver either a direct or indirect interest in the Cerro Las Minitas claims.  Management of the Company has decided to not pursue acquiring such an interest, and has given notice to Southern Silver to convert $300,000 of the loan into common shares of Southern Silver.

Details of the loan facility are:

•

The loan is repayable on demand, provided that the Company shall not demand repayment for one year;

•

Interest is payable annually at 8% per annum. At the Company’s election, interest may be paid by the issuance of common shares of Southern Silver in accordance with the policies of the TSXV;

•

the Company shall have the right at any time during the term to convert such portion of the loan into common shares of Southern Silver to result in the Company’s holding no greater than 19.9% of the then issued and outstanding shares of Southern Silver. In the event of such conversion election, the balance of the loan shall remain due and payable for the remainder of the term, provided that, upon default of payment, the Company shall have the right to convert the balance of the loan into common shares of Southern Silver based at a price of $0.05 per share. If such conversion will result in a change of control of Southern Silver, Southern Silver shall convene a shareholders meeting for the purpose of approving such change of control; and

•

Security for the loan shall consist of issuance of a convertible debenture by Southern Silver in favour of the Company supported by hypothecation of all shares in Southern Silver’s subsidiary which holds the mineral claims forming the Cerro Las Minitas property.

Idaho – Blue Hill Gold Property

In July 2014, the Company entered into an agreement whereby Otis Gold Corp. (“Otis”) has granted to the Company the right to acquire a 70% interest in the Blue Hill Property which consists of 36 federal lode mining claims located on federal land (comprising 295 hectares), and one Idaho State lease (comprising 33 hectares) in southeastern Idaho, 24 kilometres south of the town of Oakley and 4 kilometres north of the Utah border.

The Company has been granted the option to acquire a 70% interest in the property (subject to a 2.5% NSR royalty on a portion of the property). The option may be exercised by making cash payments to Otis totaling US$525,000 and incurring exploration expenditures on the property totaling US$5,000,000, over a period of four years.

In the fall 2014, the Company, completed five diamond drill holes totalling 1,308 metres.  The drill program was designed to test geophysical resistivity anomalies in the Paleozoic basement rocks to the historically known surface mineralization, which is hosted by Cenozoic-aged volcanic rocks.  The geophysical resistivity anomalies were interpreted as possibly representing subvertical structural zones that could correspond to feeder systems to the surface mineralization.  Drill holes BHC14-01, 02, and 03 were drilled through two separate resistivity anomalies, and did not encounter any structural feature, mineralization, or alteration zone related to a deep feeder system.  Drill holes BHC14-04 and 05 tested interpreted structural corridors for near-surface mineralization.

Although the near-surface mineralized intervals intercepted were consistent with historical drilling results in the same area, the drill program did not meet its primary objective of identifying feeder structures.  Post-mineral faulting may have offset the near-surface mineralization from its underlying feeders, or the hydrothermal plumbing system may not have passed through the Paleozoic strata where drill-tested.  More exploration work would be required to follow up on these results.  At this time the Company is considering its options for further exploration work on the property.

Idaho – Mineral Property

The Company had an agreement with renowned prospector, Merrill Palmer, to lease a 100% interest in the Mineral Property which consists of a series of federal mining claims in the historic Mineral Mining District, Washington County, Idaho. The lease of 100% of the Mineral Property (subject to a 3.0% net smelter return royalty) was for up to 99 years which the Company could keep in good standing by making annual advance royalty payments to Mr. Palmer of US$50,000 for the first year and increasing US$10,000 each subsequent year, for a total of US$1,100,000 over the first ten years.  Annual payments after the tenth year of US$150,000 would have been required until commercial production had commenced.  During the first five years of the lease, the Company could have reduced the NSR royalty to 1.5% by paying US$2.0 million to Mr. Palmer. In February 2015, after review of the Company’s first pass geological evaluation of the property, the Company decided to drop the lease.

Mexico - Tlacolula Property

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca. An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”) and the option agreement was amended in December 2012 and in November 2014.  The 12,642 hectare property is located 14 kilometres east-southeast of the city of Oaxaca and 30 kilometres northeast of Fortuna’s 100%-owned San Jose silver-gold mine.

Pursuant to the option agreement as amended, Fortuna has the right until January 2017 to earn a 60% interest in the Tlacolula project by spending US$2 million on exploration, which includes a commitment to drill 1,500 metres within 12 months of issuance of a drill permit for the project.  To date, the Company has received US$200,000 in cash and 34,589 shares of Fortuna., and to complete the option payments, Fortuna must pay to the Company US$100,000 in cash and US$100,000 worth of shares in Fortuna within 90 days of completion of the 1,500 metre drill program.  Fortuna has not yet received a drill permit.

Guatemala – Tambor Project Royalty

In 2012, the Company sold its interest in its subsidiary, Exploraciones Mineras de Guatemala S.A., which holds the Tambor gold project in Guatemala, to Kappes, Cassiday & Associates (“KCA”), giving KCA a 100% interest in the project.  In consideration therefor, KCA agreed to repay approximately US$400,000 owing to the Company (US$100,000 paid in 2012 and the balance to be paid once KCA has commenced shipment of gold produced from the property).  Commercial production commenced in late 2014 and accordingly, in January 2015 KCA paid to the Company US$341,063.  KCA will commence making quarterly royal payments to the Company based on the then price of gold and the number of ounces produced from the property.

Guatemala - Southeast Guatemala Ag-Au Epithermal Fields

As a result of continued uncertainty surrounding the granting of both exploration and exploitation concessions in Guatemala, and a general increase in the level of anti-mining activism in many parts of the country, the Company ceased its ongoing exploration activities in the country in the third quarter of 2013 though care and maintenance of the properties continue.  Management will reassess the Company’s plans for this country on a regular basis and exploration activities may be ramped back up if the mining investment climate improves.

Nicaragua

In 2012, the Company sold its Trebol and Pavon properties to B2Gold Corp. (“B2Gold”) in consideration of 4,815,894 common shares of B2Gold with a fair value at that time of $16,662,993. In addition, B2Gold agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces which may in the future be outlined at Trebol (on a 100% basis). Any future royalty payments from B2Gold will be recorded as revenue at such time they are virtually certain to be received.

Also in 2012, B2Gold and the Company entered into joint venture agreements on 60% - 40% basis with respect to the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua. In 2013, an agreement was reached whereby the Company would sell to B2Gold its 40% interest in the San Jose and La Magnolia properties in consideration of a 2% NSR royalty on each property, and B2Gold would have the right to purchase one-half of each royalty for US$1,000,000. The Company and B2Gold have since decided to relinquish the La Magnolia concession. Formal agreements were signed by the companies in October 2014, and the closing of the San Jose sale is anticipated to take place in the second quarter of 2015.

Qualified Person: David Clark, M.Sc., P.Geo., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and has approved the disclosure of the technical information in this MD&A. The technical information regarding the Cerro Las Minitas property was provided to the Company by Southern Silver, and has not been independently verified by the Company.

Quarterly Information

The following table provides information for the eight fiscal quarters ended September 30, 2014:

Quarter ended	Sep. 30, 2014 ($)	June 30, 2014 ($)	Mar. 31, 2014 ($)	Dec. 31, 2013 ($)	Sep. 30, 2013 ($)	June 30, 2013 ($)	Mar. 31, 2013 ($)	Dec. 31, 2012 ($)
	(Restated)			(Restated)	(Restated)	(Restated)
Exploration expenditures	519,535	212,066	98,547	148,152	196,232	371,754	323,171	258,225
Total investment income	11,227	11,985	3,918	5,355	6,285	7,679	2,822	576
Net income (loss) before income taxes	(1,000,792)	(355,242)	991,294	(699,656)	(547,812)	(6,522,976)	(517,319)	(1,938,538)
Basic and diluted income (loss) per share	(0.01)	(0.00)	0.01	(0. 01)	(0.01)	(0. 07)	(0.01)	(0.03)

The quarter ended March 31, 2014 resulted in a net income before income taxes due to a gain on sale of available-for-sale investments of $1,289,708. For the quarter ended June 30, 2013, an impairment charge of $5,894,147 on available-for-sale investments significantly increased the loss before income taxes for that period. For the quarter ended December 31, 2012, an impairment charge of $855,632 on the shares held in Rackla Metals Inc. (“Rackla”) increased the loss before income taxes for that period. The quarter ended December 31, 2012 also recorded a significant share-based compensation charge of $385,320 as a result of stock option grants.

Results of Operations

Quarter ended September 30, 2014

The net loss for the quarter ended September 30, 2014 was $1,000,792 compared to $547,812 for the quarter ended September 30, 2013, an increase of $452,980.  Exploration expenditures in the current quarter totalled $519,535 compared to $196,232 in the comparative quarter, an increase of $323,303. The current quarter recorded an impairment charge on available for sale investments of $300,000 compared to no such charge in the comparative quarter. The comparative quarter recorded a share of post-tax losses of Rackla of $52,450 and a write-off of exploration and evaluation asset costs of $171,815 whereas there were no such charges for the current quarter. Rackla incurred a loss during the current quarter but due to the carrying value of the Company’s investment in associate being reduced to $1 in 2013, the Company does not pick up its portion of the loss.

General and administrative expenses for the quarter ended September 30, 2014 were $191,307 compared to $134,534 for the quarter ended September 30, 2013, an increase of $56,773.  Notable cost increases were $35,072 in property investigation costs, $15,092 in office and miscellaneous, $11,832 in legal and audit fees, and $7,500 in management fees. Property investigation costs were higher in the current period due to the Company’s efforts at investigating new opportunities. Office and miscellaneous costs were higher primarily because of the Company incurring more office lease expense. Legal and audit fees were higher due in part to the timing of auditor related costs and additional legal services required. Regarding management fees, the monthly compensation for the Chief Executive Officer was increased subsequent to the comparative quarter.  The only significant cost decrease was $19,341 in salaries and benefits which were lower due to a reduction in personnel that took effect at the beginning of the current fiscal year.

Nine month period ended September 30, 2014

The net loss for the nine month period ended September 30, 2014 was $364,740 compared to $7,588,107 for the nine month period ended September 30, 2013, a difference of $7,223,367. The significantly higher net loss for the comparative period is due to an impairment charge of $5,934,443 on available for sale investments compared to $300,000 charged in the current period.   The current period also recorded a gain of $1,289,708 from the sale of B2Gold shares. The comparative period recorded a gain from the sale of B2Gold shares as well but a lesser amount of $81,217.  As with the quarterly comparison, the comparative year-to-date period recorded a share of post-tax losses of Rackla of $142,050 and a write-off of exploration and evaluation asset costs of $171,815. Exploration expenditures in the current period totalled $830,148 compared to $891,157 in the comparative period, a decrease of $61,009.

General and administrative expenses for the current period were $549,971 compared to $644,468 for the comparative period, a decrease of $94,497. Salaries and benefits, legal and audit fees, consulting fees, and public relations saw decreases of $119,328, $31,228, $28,000, and $22,885, respectively, in the current period. Salaries and benefits were lower for the same reason given in the quarterly comparison.  Legal and audit fees were higher in the comparative period due to the disposal of mineral properties in 2012 that required more auditor involvement in 2013. There were no consulting fees for the current period whereas the comparative period included a long standing consulting agreement that was terminated prior to the current period. Public relations costs were lower as the Company engaged in less promotional activities during the current period. Notable cost increases in the current period were $52,238 in property investigations, $43,586 in office and miscellaneous, and $22,500 in management fees. Again the reasons for the higher property investigation costs, office and miscellaneous costs, and management fees are the same as those for the quarterly comparison.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the period ended September 30, 2014 is as follows:

United States – A total of $578,559 was incurred on exploration and property investigation.

Guatemala – A total of $113,193 was incurred on care and maintenance related costs.

Nicaragua – At total of $6,468 was incurred on care and maintenance related costs.

Mexico - A total of $131,928 was incurred on exploration, property investigation, and miscellaneous administrative costs.

Further details regarding exploration expenditures for the periods ended September 30, 2014 and 2013 are provided in the schedules at the end of this document.

Liquidity and Capital Resources

The Company’s cash increased from approximately $1.56 million at December 31, 2013 to $3.18 million at September 30, 2014. As at September 30, 2014 working capital was $9.97 million compared to $10.4 million at December 31, 2013. Included in working capital is the value of the Company’s investment in B2Gold common shares. As at September 30, 2014, these shares had a fair value of $6.44 million.  The Company is entitled to sell a maximum of 10% of the original number of B2Gold shares within any 30-day period without encumbrance.  If the Company wishes to exceed this limitation, there may be a delay of up to 15 days before the selling of the shares can be completed. During the year ended December 31, 2013, the Company sold 677,500 B2Gold shares for proceeds of $2.42 million.  During the period ended September 30, 2014, the Company sold an additional 1,057,000 B2Gold shares for proceeds of approximately $3.35 million.

In addition to the remaining 2,826,394 B2Gold shares, the Company currently holds 1,007,406 common shares of Focus Ventures Ltd. (“Focus”) and 8,000,000 common shares of Medgold Resources Corp. (“Medgold”) as part of its available-for-sale investments. The Company acquired 5,000,000 Medgold shares and warrants by participating in a Medgold private placement financing at a cost of $500,000 during the period ended September 30, 2014 and acquired 3,000,000 Medgold shares subsequent to September 30, 2014 when  Medgold warrants were exercised at a cost of $330,000.  The Company currently holds a remaining balance of 2,000,000 Medgold warrants and although these warrants are transferable, they are not traded on an exchange. The Company and Medgold have two common directors. The Company held 7,175,700 warrants in Rackla that were tradable on the TSX-V until they expired unexercised in June 2013, and held a further 1,345,338 Rackla warrants that expired unexercised in October 2014.

As at September 30, 2014, the carrying amount for all available-for-sale investments was $6.87 million compared to $8.69 million as at December 31, 2013. The Company also currently holds 9,866,376 common shares in Rackla with a fair value of $197,328 as at September 30, 2014, but these shares are recorded as an investment in Rackla which is being accounted for under the equity method for investments with significant influence instead of as available-for-sale investments.

The Company intends to use proceeds from previous and future sales of B2Gold shares to fund its exploration programs and general working capital requirements.

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company has not yet achieved profitable operations, has accumulated losses of $53.5 million since inception, and is expected to incur further losses in the development of its business. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity. Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto. The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Commitment

The Company has entered into operating lease agreements for its office premises. The Company also rents space to other companies related by common directors and officers on a month to month basis, the amounts of which are netted against rental expense; however, there are no commitments from these companies and thus the amounts presented below are the gross commitments. Expected lease payments due by period as at September 30, 2014 are as follows:

Less than 1 year	$ 74,627
1 – 3 years	526,688
4 – 5 years	381,216
After 5 years	190,608
Total	$ 1,173,139

For the period ended September 30, 2014, the Company received a total of $150,808 from those companies it rents space to.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash and cash equivalents, available-for-sale investments, common shares, warrants and stock options as capital. There were no changes in the Company’s approach to capital management during the period ended September 30, 2014. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This section describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout the accompanying amended financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors receives periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries. The Company monitors this exposure, but has no hedge positions. As at September 30, 2014, cash totalling $90,643 (December 31, 2013: $68,059) was held in US dollars, $892 (December 31, 2013: $694) in Nicaragua Cordoba, $Nil (December 31, 2013: $4,213) in Guatemala Quetzal, $850 (December 31, 2013: $690) in Mexican Pesos and $709 (December 31, 2013: $709) in Peruvian Sols. Based on the above net exposures at September 30, 2014, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $9,300 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings. Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions. The Company considers this risk to be limited as it holds no assets or liabilities subject to variable rates of interest.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. The available-for-sale investments held in B2Gold, Focus, and Medgold are monitored by the Board with decisions on sale taken by Management.  A 10% decrease in fair value of the shares would approximately result in a $687,000 decrease in equity.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables. The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions. The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper. For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company believes that these sources will be sufficient to cover the known requirements at this time.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The condensed interim consolidated statement of financial position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Available-for-sale investments are based on quoted prices and are therefore considered to be Level 1.

Related Party Transactions

The Company’s related parties with transactions during the periods ended September 30, 2014 and 2013 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Mill Street Services Ltd. (“Mill Street”)	Management fees
Gold Group Management Inc. (“Gold Group”)	Shared general and administrative expenses
Rackla	Shared general and administrative expenses
Fortuna	Shared general and administrative expenses
Focus	Shared general and administrative expenses
Medgold	Shared general and administrative expenses
Cordoba Minerals Corp. (“Cordoba”)	Shared general and administrative expenses

The Company incurred the following expenditures charged by non-key management officers and companies which have common directors with the Company in the three and nine month periods ended September 30, 2014 and 2013:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Expenses:
Salaries and benefits	$ 3,445	$ 2,779	$ 8,522	$ 11,846
Mineral property costs:
Salaries and benefits	1,285	2,446	5,306	37,277
	$ 4,730	$ 5,225	$ 13,828	$ 49,123

During the three and nine month periods ended September 30, 2014 and 2013, the Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for the following costs:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
General and administrative expenses:
Consulting fees	$ -	$ -	$ -	$ 3,000
Office and miscellaneous	15,744	12,334	35,498	34,957
Public relations	-	595	1,189	3,365
Property investigations	-	-	-	25,320
Salaries and benefits	23,097	49,009	62,347	192,183
Transfer agent and regulatory fees	570	44	3,749	3,109
Travel and accommodation	3,644	2,182	11,681	14,896
	$ 43,055	$ 64,164	$ 114,464	$ 276,830
Exploration expenditures	$ -	$ 18,414	$ -	$ 55,703

Gold Group is reimbursed by the Company for certain shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salaries and benefits costs paid to Gold Group for the current period include those for the Chief Financial Officer, and Corporate Secretary whereas the comparative period also includes the former Vice President of Corporate Development.  These transactions are in the normal course of operations and are measured at the fair value of the services rendered.

Prepaid expenses and deposits include an amount of $420 (December 31, 2013: $Nil) paid to Gold Group for shared administrative costs.

Long-term deposits include an amount of $60,000 (December 31, 2013: $60,000) paid to Gold Group as a deposit on the shared office and administrative services agreement that became effective July 1, 2012.

Amounts due from related parties as of September 30, 2014 were $Nil (December 31, 2013: $19,047) due from Medgold, $Nil (December 31, 2013: $2,477) due from Fortuna, $Nil (December 31, 2013: $9,239) due from Focus, $Nil (December 31, 2013: $1,527) due from Rackla, and $Nil (December 31, 2013: $1,527) due from Cordoba.  These balances arose from the Company incurring office, administrative and personnel costs which were then shared with the related parties.

Accounts payable and accrued liabilities as of September 30, 2014 includes $15,675 (December 31, 2013: $31,369) payable to Gold Group for shared administrative costs and $Nil (December 31, 2013: $7,500) to Mill Street, a company controlled by the Chief Executive Officer of the Company, for management fees.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Management fees	$ 25,500	$ 18,000	$ 76,500	$ 54,000
Salaries, benefits and fees	6,417	30,608	19,392	104,816
	$ 31,917	$ 48,608	$ 95,892	$ 158,816

There were no share-based payments to key management personnel or directors not specified as key management personnel during the periods ended September 30, 2014 and 2013.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position and Outstanding Options

As at March 20, 2015, the Company’s outstanding share position is 86,675,617 common shares and the following incentive stock options are outstanding:

STOCK OPTIONS
Number of options	Exercise price	Expiry date
1,570,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
820,000	$0.69	September 23, 2020
150,000	$0.81	July 26, 2021
2,135,000	$0.20	December 12, 2022
4,775,000

Significant Investments Accounted For By the Equity Method

As at December 31, 2012, the Company held 9,866,376 common shares of Rackla, representing 19.5% of Rackla’s outstanding common shares, as well as 8,521,038 share purchase warrants of Rackla.  In 2013, 7,175,700 warrants expired unexercised, leaving a balance of 1,345,338 warrants to purchase common shares of Rackla at $0.10 until October 10, 2014 and 9,866,376 common shares as of September 30, 2014.  Subsequent to the period end, the 1,345,338 warrants expired unexercised.

Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.

The following table shows the continuity of the Company’s interest in Rackla for the period from January 1, 2013 to September 30, 2014:

Balance, December 31, 2012	$ 493,319
Less: share of losses in associate	(493,318)
Balance, December 31, 2013	1
Balance, September 30, 2014	$ 1

Since the Company’s share of losses in Rackla exceeds its interest, the Company has discontinued recognizing its share of further losses. The accumulative unrecognized share of losses for the associate is $558,382.

The financial statement balances of Rackla are as follows:

	September 30, 2014	December 31, 2013
Total assets	$ 217,892	$ 1,221,037
Total liabilities	42,875	36,543
Net loss	1,009,477	4,373,259

Adoption of New and Amended IFRS Pronouncements

Effective January 1, 2013, the Company adopted the following new and revised International Financial Reporting Standards (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s amended condensed interim consolidated financial statements.

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s amended condensed interim consolidated financial statements.

Future Changes in Accounting Policies

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard.

Risks and Uncertainties

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: securing adequate funding to maintain and advance exploration properties; ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing; and obtaining permits for drilling and other exploration activities.

If the Company does not satisfactorily complete its contribution requirements to any joint ventures it may be a party to, the Company’s interest in a joint venture can be diluted to a point where all interest in the joint venture is forfeited.

Joint Venture Funding Risk

The Company’s strategy includes seeking partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether the Company can find another partner or has enough capital resources to fund the exploration and development on its own.

Commodity Price Risk

The Company is exposed to commodity price risk. Declines in the market price of gold, base metals and other minerals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

The Company has no source of operating cash flow and has no assurance that additional funding will be available to it when needed for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have at times in the past experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be exploration stage companies such as the Company, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on the Company’s ability to raise additional funds through equity issues or the value of the Company’s available-for-sale investments and corresponding effect on the Company’s financial position.

Political, Regulatory and Currency Risks

The Company’s mineral properties are located in the United States and emerging nations.  The mineral properties in emerging nations may be subject to a higher level of risk compared to developed countries. Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations. The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in US dollars, Guatemalan quetzals, Nicaraguan córdobas, and Mexican pesos. At this time there are no currency hedges in place.  Therefore a weakening of the Canadian dollar against the US dollar, Guatemalan quetzal, Nicaraguan córdoba, or Mexican peso could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of hazards and risks in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes.  Such occurrences could result in damage to the Company’s properties or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Environmental and Social Risks

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.  Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present. Social risks are fairly significant in the Company’s areas of operations.  Violence, kidnapping, theft and other criminal activities could disrupt supply chains and discourage qualified individuals from being involved with the Company's operations.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Mineral Properties Expenditure Detail

RADIUS GOLD INC.
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the nine months ended September 30, 2014
(Expressed in Canadian Dollars)

	USA		Guatemala		Nicaragua	Mexico
	General	Mineral	General	Mineral	General	General
	Exploration	Properties	Exploration	Properties	Exploration	Exploration	Total
Camp, food and supplies	$ 112	$ 18,027	$ 3,951	$ -	$ -	$ 6,843	$ 28,933
Drilling	-	304,865	-	-	-	-	304,865
Environment	-	-	-	724	-	-	724
Exploration administration	-	366	4,807	418	453	730	6,774
Geochemistry	-	9,832	166	-	-	32,923	42,921
Geological consulting	7,567	135,445	41,154	-	-	65,925	250,091
Legal and accounting	-	-	4,862	1,238	1,151	3,966	11,217
Licenses, rights and taxes	-	8,197	-	1,433	-	-	9,630
Maintenance	-	-	2,854	-	-	-	2,854
Medical expenses	-	-	4,353	-	-	-	4,353
Public relations	-	-	879	-	-	-	879
Rent and utilities	-	-	10,315	5,158	957	-	16,430
Salaries and wages	-	54,243	19,047	-	3,907	-	77,197
Telephone and communications	-	2,067	-	-	-	375	2,442
Travel and accommodation	1,950	35,888	11,834	-	-	21,166	70,838
	$ 9,629	$ 568,930	$ 104,222	$ 8,971	$ 6,468	$ 131,928	$ 830,148

Mineral Properties Expenditure Detail (cont’d)

RADIUS GOLD INC.
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the nine months ended September 30, 2013
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico
	General	Mineral	General	General	Mineral
	Exploration	Properties	Exploration	Exploration	Properties	Total
Camp, food and supplies	$ 34,901	$ 408	$ -	$ -	$ 1,032	$ 36,341
Drafting, maps and printing	146	-	-	-	-	146
Exploration administration	7,832	-	-	15,625	-	23,457
Geochemistry	22,732	-	-	487	1,510	24,729
Geological consulting	132,303	36,709	6,211	11,010	256,392	442,625
Legal and accounting	7,728	-	665	6,245	-	14,638
Licenses, rights and taxes	-	665	6,401	-	47,104	54,170
Maintenance	4,247	-	-	-	-	4,247
Materials	1,066	-	31,070	-	-	32,136
Medical expenses	8,467	-	-	-	-	8,467
Miscellaneous	-	186	7,949	-	-	8,135
Public relations	10,423	6,854	-	-	-	17,277
Rent and utilities	6,916	6,002	1,011	-	-	13,929
Salaries and wages	65,174	13,786	67,171	3,049	2,446	151,626
Shipping	1,038	-	-	-	377	1,415
Telephone and communications	7,581	255	1,287	51	-	9,174
Travel and accommodation	36,930	591	-	4,521	6,603	48,645
	$ 347,484	$ 65,456	$ 121,765	$ 40,988	$ 315,464	$ 891,157